     As filed with the Securities and Exchange Commission on March 17, 2000

                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                                 BEATNIK, INC.
             (Exact name of registrant as specified in its charter)
                              -------------------
   California (prior to               7379                    94-3244232
     reincorporation)         (Primary Standard           (I.R.S. Employer
    Delaware (after               Industrial            Identification No.)
    reincorporation)         Classification Code
     (State or other               Number)
       jurisdiction
   of incorporation or
      organization)

                              2600 El Camino Real
                              San Mateo, CA 94403
                                 (650) 295-2300
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------
                                LORRAINE HARITON
                     President and Chief Executive Officer
                                 BEATNIK, INC.
                              2600 El Camino Real
                              San Mateo, CA 94403
                                 (650) 295-2300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------
                                   Copies to:
       Jorge del Calvo, Esq.                   Nora L. Gibson, Esq.
    Allison Leopold Tilley, Esq.              Laura M. de Petra, Esq.
       Davina K. Kaile, Esq.                  Jeanine M. Larrea, Esq.
   Pillsbury Madison & Sutro LLP               Dorothy Vinski, Esq.
        2550 Hanover Street               Brobeck, Phleger & Harrison LLP
        Palo Alto, CA 94304               Spear Street Tower, One Market
                                              San Francisco, CA 94105

                              -------------------

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

                              -------------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement numbers of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              -------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                            Proposed Maximum
                                                           Aggregate Offering     Amount of
          Class of Securities To Be Registered                  Price(1)      Registration Fee
----------------------------------------------------------------------------------------------
Common Stock, $.0001 par value..........................      $63,250,000          $16,698

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
                              -------------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Inside Front Cover

     Beatnik Audio is small enough to be experienced in real time on the web page - not just downloaded or streamed from it...


     Beatnik logo                        Interactive Music


     Arrow going upwards toward "Interactive Music" appears here with "Marketspace Over Time" appearing above arrow and "MP3 Downloads", "Streaming Music Content" and "Internet Music Marketspace" appearing on arrow from bottom to top of arrow.

     LEFT SIDE OF GATEFOLD

     Beatnik:  The Technology and Content Platform for Music on the Web

Direct Sales                           Web Sales

Technology Content and Services

                                       Customer Channels to Beatnik.com

Top Websites and Broadcasters - Web site surfers

[logos of  Web site and broadcaster relationships appear here]

Cell Phone - Cell phone customers

[logos of cell phone company relationships appear here]

Set Top Devices - set top box users

[logos of set top device company relationships appear here]

Software Partners - Software installed base of creative professionals

[logos of software partners appear  here]

Web Design Firms - Software installed base of creative professionals

[logos of Web design firm relationships appear here]


Indirect Sales

Mixman Consumer Interactive Music/Software

Music Content Wrapped in Technology


Brick & Mortar

[logos of bricks & mortar company relationships appear here]

                                  Music Consumers Move to the Web

OEM Licensing

[logos of OEM licensing relationships appear here]

RIGHT SIDE OF GATEFOLD

Arrow connects all text on the left side of gatefold to a globe on right side of gatefold. Globe has headphones with "Interactive Music and Sound Portal" over the globe and the following words under the globe:

"Beatnik.com

Sonify your Digital World

Mixman Software to Make Music

Beatnik Software to Sonify Web Pages

Top 40 GrooveGrams & D*Plates

Commercial Production Music Libraries Cell Phone Ring Tones

Move/TV Theme Packs & Celebrity Voices

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED MARCH 17, 2000

                                 BEATNIK, INC.

                                        Shares

                                  Common Stock

  Beatnik, Inc. is offering     shares of its common stock. This is our initial
public offering, and no public market currently exists for our shares. We have applied for approval for quotation of our common stock on the Nasdaq National Market under the symbol "BTNK." We anticipate that the initial public offering
price will be between $   and $   per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Proceeds to Beatnik.............................................   $       $

                                --------------

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Beatnik has granted the underwriters a 30-day option to purchase up to an
additional          shares of common stock to cover over-allotments.

                                --------------

Robertson Stephens

               CIBC World Markets

                                                      U.S. Bancorp Piper Jaffray

                   The date of this Prospectus is     , 2000.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   8
Forward Looking Statements...............................................  22
Use Of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Selected Pro Forma Consolidated Financial Data...........................  26
Management's Discussion And Analysis Of Financial Condition And Results
  Of Operations..........................................................  27
Business.................................................................  32
Management...............................................................  46
Certain Transactions.....................................................  53
Principal Stockholders...................................................  55
Description Of Capital Stock.............................................  57
Shares Eligible For Future Sale..........................................  61
Underwriting.............................................................  63
Legal Matters............................................................  66
Experts..................................................................  66
Where You Can Find More Information......................................  66
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

    Until           , 2000 all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    Unless otherwise noted, all information in this prospectus assumes:

  .  the reincorporation of Beatnik into Delaware;

  . all of the outstanding preferred stock of Beatnik will be converted into common stock;

  .  warrants for 575,530 shares of common stock will be exercised; and

  .  the underwriters will not exercise their over-allotment option.

    "Beatnik(R)," "Headspace(R)" and "Mixman(R)" are our registered trademarks. D*Plates, Soundiscs and Radio Mixman are also our common law trademarks. This prospectus also contains brand names, logos, service marks and trademarks of other companies.

                                    SUMMARY

    You should read the following summary together with the more detailed information in this prospectus, including risk factors, regarding our company and the common stock being sold in this offering.

                                  Our Company

    Beatnik brings interactive music and sound to the Web through our combination of technology, content and community. The Internet is still essentially a silent movie. We believe the next step in the evolution of Internet infrastructure will be the proliferation of rich media content across the Web, requiring the integration of audio content into Web sites. Our solution includes a line of software technologies, applications and production music and sound content that enables the integration of interactive audio content into the Web experience, known as sonification. Because our interactive audio solution provides benefits to Web sites, content providers and users, we believe that our success is closely tied to the rapid growths of audio content across the Web and to the expansion of audio enabled digital devices.

    We are building a community of creative professionals and consumers, and have begun to drive our sonification solutions across the Web and into other digital devices through our licensing agreements with companies such as Liberate, Nokia and Sun; our relationships with Web media sites and software companies such as Macromedia, Media 100, MTV.com and its affiliated sites and Yahoo!; our relationships with production music libraries such as FirstCom Music, Killer Tracks and Network Music; our relationships with leading media, art and design schools; and our relationships with major record labels such as BMG, Sony Music and Zomba, which provide us access to Top 40 and other popular music artists including Lou Bega, David Bowie and Puff Daddy.

    The gap between the audio experience of traditional media, such as television and movies, and the Internet creates substantial opportunities for our solutions, which enable the integration of interactive audio solutions into the Web experience. Current audio solutions on the Web have focused on the distribution of music through streaming and download technologies. Our interactive audio platform provides a fundamentally different way to use the Internet, wherein sound is interwoven directly with the text and graphics contained in a Web page.

    Emerging interactive audio technologies and solutions must provide opportunities to music, entertainment and ecommerce Web sites and creative professionals to make their online offerings more compelling and to leverage the Internet to reach new markets more quickly. To take full advantage of the Internet's potential as a new medium for music entertainment, new interactive audio solutions must foster development of a community to provide artists with a platform to connect with their fans and for music hobbyists to create and share music. To achieve these goals, we believe professional music and sound content providers require solutions to transform their audio assets into formats more ideally suited for the Internet. We believe that creative professionals, content providers and Internet users will increasingly seek rich media Web experiences that match the current capabilities of audio in traditional media and leverage the interactive capabilities of the Internet.

    We provide our interactive audio solution to a community of creative professionals, potential licensees of our technology and consumers enabling them to build and interact with music and sound over the Web, on personal computers and other digital devices. Our platform is comprised of the following elements:

  . We license and resell our technology enabling the integration of our solution into new interactive technologies, applications and digital devices.

  . Through our proprietary Web ready, compact and secure audio file format, or Rich Music Format, technology, we put music on the Web page to allow users both to experience audio content real time and to interact with that content.

  . We have recently launched our Beatnik Music site targeted at media professionals, including post production video producers and Web developers. This ecommerce initiative enables creative professionals to browse, audition, license and download professional music and sound content for synchronization into Web pages, digital applications and video.

  . Through our Beatnik portal, we provide a forum for a Web based community where professionals can acquire the tools, content and information to sonify the Web. We also provide sonification services through our consulting organization.

  . Through our relationships with popular record labels and our content driven applications, we enable consumers to create, remix, process, edit, publish and share music. These relationships also give us the ability to meet the demand for content from the most searched music artists and provide access to that content on Web sites such as MTV.com and its affiliated sites and Yahoo!

    Our objective is to build on our platform of technology, content and community to become the leading provider of interactive audio solutions that sonify the Web and digital content and devices. By establishing our Beatnik portal as the ultimate source of interactive audio technology, content, applications and information, we believe we can create a Web destination that will meet the interactive audio needs of creative professionals, music enthusiasts and hobbyists, while providing music publishers and record companies with a new revenue source on the Internet. To achieve this objective, we intend to focus our efforts in the following areas:

  . Expand the technology adoption--We target leading Web and media production software companies and digital device manufacturers to promote the integration of our sonification solutions into their Web pages, interactive applications and products.

  . Expand our Beatnik Music site--We intend to establish Beatnik as the leading provider on the Internet of production music and sound content for professional Web developers and other media professionals.

  . Extend Professional Sonification--We will continue to develop and provide enhanced software tools, information and services to enable a turnkey solution for sonifying the Web and other digital devices.

  . Establish a consumer community of music enthusiasts--We target the most popular and highly trafficked Web sites to extend sonification across the Web and continue to develop, market and sell new Web based interactive audio applications.

                                  Our Address

    We were incorporated in California on May 1, 1996 and changed our name to Beatnik, Inc. on April 12, 1999. We will be reincorporated as a Delaware corporation prior to completion of this offering. Our principal executive offices are located at 2600 El Camino Real, San Mateo, California 94403, and our telephone number at that address is (650) 295-2300. Our Web site is located at www.beatnik.com. The information on our Web site is not part of this prospectus.

                                 Recent Events

    On March 10, 2000, 6,750,951 shares of Series E convertible preferred stock were issued at a price of $5.00 per share for cash proceeds of approximately $29.8 million and $4.0 million in services. These investors included MTVN Online, Hikari Tsushin America, Cyber Lifestyle Limited, Sun Microsystems and Media 100. The Series E preferred stock contains substantially the same rights and preferences as the Series A, B, C and D preferred stock. The Series E preferred stock will convert to common stock at a one to one ratio upon completion of this offering.

                                  The Offering

Common stock offered by Beatnik.........       shares
Common stock to be outstanding after the       shares
  offering..............................
Use of proceeds.........................  For working capital and other general corporate purposes
Proposed Nasdaq National Market symbol..  BTNK

    The number of shares of common stock to be outstanding after this offering is based on the total number of shares outstanding on December 31, 1999, includes 6,750,951 shares of common stock issuable upon conversion of our Series E preferred stock and excludes:

  . 5,566,576 shares issuable upon exercise of options outstanding at December 31, 1999 at a weighted average exercise price of $0.10 per share;

  . 833,888 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $1.67 per share; and
  .        additional shares available for future issuance under our stock plans.

    In addition, we entered into a promotions agreement with Yahoo! in August 1999 for a term of one year. The agreement is automatically renewed at the end of the one year term unless either party gives the other notice that it does not want to renew the agreement. If the agreement is renewed, Yahoo! Inc. will receive an additional warrant for shares equal to one percent of our outstanding capital stock exercisable at the then fair market value of the stock.

                      Summary Consolidated Financial Data
                 (dollars in thousands, except per share data)

    The following summary financial information sets forth historical information for Beatnik, as well as Beatnik's unaudited pro forma information for the year ended December 31, 1999. The pro forma statement of operations data reflects the combination of Beatnik with Mixman as if this combination had occurred on January 1, 1999. The pro forma balance sheet data as of December 31, 1999 reflects the conversion of our outstanding preferred stock into common stock upon completion of this offering, the proceeds of $29.8 million in cash and $4.0 million in services from the sale of 6,750,951 shares of Series E preferred stock. The pro forma as adjusted balance sheet reflects the
application of the net proceeds from the sale of the            shares of
common stock offered by Beatnik at an assumed initial public offering price of
$           per share, after deducting the underwriting discounts and
commissions and our estimated offering expenses. Please see note 2 of the notes to the consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data and for an explanation of the determination of the number of shares used in computing pro forma basic and diluted net loss per share.

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
Consolidated Statement of Operations Data:
Total revenue..................................... $   194  $   675  $  1,492
Cost of revenue...................................     296      294     1,036
Gross profit (loss)...............................    (102)     381       456
Total operating expense(1)........................   1,523    1,941    11,110
Loss from operations..............................  (1,625)  (1,560)  (10,654)
Net loss..........................................  (1,527)  (1,596)  (10,473)
Basic and diluted net loss per share..............   (0.35)   (0.35)    (1.60)
Pro forma basic and diluted net loss per share
  (unaudited).....................................                      (0.65)

                                                                  Year Ended
                                                               December 31, 1999
                                                               -----------------
                                                                  (unaudited)
Pro Forma Consolidated Statement of Operations Data:
Total revenue.................................................     $  3,491
Cost of revenue...............................................        1,304
Gross profit..................................................        2,187
Total operating expenses......................................       21,940
Loss from operations..........................................      (19,753)
Net loss......................................................      (19,568)
Basic and diluted net loss per share..........................        (1.44)

--------
(1) Included in total operating expense for the year ended December 31, 1999 is amortization of deferred stock based compensation of $2,972,000, amortization of purchased goodwill and other intangibles of $364,000 and a writeoff of in process research and development of $241,000.

                                                        December 31, 1999
                                                 -------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  as Adjusted
                                                 ------- ----------- -----------
                                                         (unaudited) (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $ 6,191   $35,946      $
Working capital.................................   4,507    38,262
Total assets....................................  36,786    70,541
Convertible preferred stock.....................  22,221       --
Stockholders' equity............................   9,649    65,625

                                  RISK FACTORS

    Any investment in our shares of common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                         Risks Related to our Business

We expect continuing losses, which may harm our business and may cause the market price of our stock to decline

    As of December 31, 1999, we had an accumulated deficit of approximately $14.3 million. We expect to continue to incur substantial net losses for the foreseeable future. If we continue to incur net losses, we may not be able to increase our number of employees or our investment in capital equipment, sales, marketing and research and development programs in accordance with our present plans. We do not know when or if we will become profitable. If we do not become profitable within the timeframe expected by securities analysts or investors, the market price of our stock will likely decline. If we do achieve profitability, we may not sustain or increase profitability in the future and may not be able to continue to operate.

If we do not meet quarterly financial expectations due to fluctuations in our quarterly results, our stock price could decline

    Since our inception in 1996, our operating activities have consisted primarily of developing the software applications and content to provide professionals and consumers with the ability to access and manipulate audio content on the Web. Because of our limited operating history and other factors, our quarterly revenue and operating results are difficult to predict. In addition, due to the emerging nature of the Web based interactive audio market and other factors, our quarterly revenue and operating results may fluctuate from quarter to quarter. It is likely that our operating results in some quarters will be below the expectations of securities analysts or investors. In this event, the market price of our common stock is likely to decline.

    A number of factors are likely to cause fluctuations in our operating results, including, but not limited to, the following:

  .  the growth rate of the Web based interactive audio market;

  . demand for Web based interactive audio software products and audio content;

  . timing of recognition of revenue associated with our licensing contracts;

  . our ability to attract and retain customers and maintain customer satisfaction;

  . the announcement, introduction and market acceptance of new or enhanced products and services by our competitors;

  . our ability to develop new or enhanced products and services in a timely manner;

  . our ability to upgrade, develop and maintain our systems and infrastructure;

  . the amount and timing of operating costs and capital expenditures relating to expansion of our business and infrastructure;

  .  technical difficulties or system outages;

  . our ability to attract and retain qualified personnel with Internet industry expertise, particularly technical personnel;

  . the price and mix of products and services we offer and the channels through which those products and services are distributed;

  . changes in customer buying patterns due to seasonality, particularly in connection with the sales of our Mixman software products;

  .  changes in our pricing policies and those of our competitors;

  .  failure to increase our international sales; and

  .  governmental regulation surrounding the Internet.

    In addition to the factors set forth above, our operating results will be impacted by the extent to which we incur non cash charges associated with stock based arrangements with employees and non employees. In particular, we expect to incur substantial non cash charges associated with a portion of the issuance of Series E preferred stock to MTVN Online. Because a portion of these shares are subject to forfeiture if certain milestones are not met, the value of these shares, which totaled $4.0 million, will be remeasured until such time as these milestones are met. We expect that future changes in the trading price of our common stock will cause additional substantial changes in the ultimate amount of such charges.

    Our technology licensing agreements are primarily for project specific technology applications. As a result, we have several one time technology agreements under which the associated revenue is recognized over a finite period of time, typically one or two years. Because we do not frequently provide updates or new versions of our technology, our licensing agreements are generally not renewed when they expire. Therefore, we have experienced quarterly fluctuations in our operating results due in significant part to timing between the expiration of existing contracts and the signing of new contracts. Due to the foregoing and other factors, we believe that period to period comparisons of our operating results are not a good indication of our future performance.

Our future success depends on the broad adoption and acceptance of interactive music and sound on the Web

    Our products and services are designed to enable the addition of interactive music and sound to the Web, also referred to as "sonification." The market for Web based interactive audio is new and rapidly evolving. As a result, demand and market acceptance for our products and services is highly uncertain. Our future success depends on our ability to achieve broad market acceptance and adoption of the benefits of adding interactive music and sound to Web sites and demand and market acceptance for our interactive audio products and services. In particular, our success depends on rapidly expanding the number of downloads of our Beatnik Player application to introduce the concept of Web site sonification as well as the number of Web sites which add interactive music and sound to their Web pages through our technology and content. To accomplish this, we must, among other things, do the following:

  .  offer competitive products and services that meet industry standards;

  . provide access to more music content through relationships with major record labels and music libraries; and

  . develop relationships with music, entertainment, ecommerce and other high traffic Web sites and Web design firms.

    Our success will also depend on growth in consumer acceptance of our platform as a method for delivery of interactive music and sound over the Internet. Factors that might influence market acceptance of our platform include the following, over which we have little or no control:

  . the availability of sufficient bandwidth on the Internet to enable consumers to download interactive music and sound rapidly and easily;

  .  willingness of Web sites to use a plug in architecture;

  . the willingness of consumers to download our Beatnik Player application;

  .  the cost of time based Internet access;

  . the number and variety of digital recordings available for purchase through our system relative to those available through other online delivery companies, music Web sites or through traditional physical delivery of recordings; and

  .  the fidelity and quality of the sound of the digital recorded music.

    We may not be successful in achieving any of these objectives. If our efforts to achieve broad market acceptance and adoption of our products and services for Web site sonification fail, our business and operating results will suffer.

Our operating expenses may increase as we build our business and this increase may harm our operating results and financial condition

    We have spent heavily on technology and infrastructure development. We expect to continue to spend substantial financial and other resources on developing and introducing new products and services, and expanding our sales and marketing organization and operating infrastructure. We expect that our operating expenses will continue to increase in absolute dollars and may increase as a percentage of revenue. If our revenue does not correspondingly increase, our business and operating results could suffer. We base our expense levels in part on our expectations regarding future revenue levels. If our revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter.

Because our business is based on an unproven business model, our business may not be successful and may not sustain revenue growth or be profitable

    Our model for conducting business and generating revenue is, in large part, new and unproven. Our business model depends upon our ability to generate revenue streams from multiple sources, including licensing our technology, sales of software products and audio content through our Web site, sales of advertising space on our Web site, retail software sales and continued revenue from software licensing arrangements with other businesses. The demand for our product and service offerings is largely undetermined at this time. We do not know if our business model will succeed or be sustainable as our business grows. Furthermore, we will need to develop new offerings as consumer preferences change and new competitors emerge.

    We recently launched our Beatnik content licensing Web site, Beatnik Music, through which we license content to professionals. If our Beatnik Music site is not successful, our business would be harmed. Additionally, we currently provide many of our products and services without charge, and, accordingly, may not be able to generate sufficient revenue to pay for these products and services. Consequently, our business model may not be successful and may not sustain revenue growth or be profitable.

We depend on audio standards and protocols for Web based interactive audio content and must have access to, adapt and respond to changes in such standards and protocols or our business will be harmed

    We currently rely on certain audio formats upon which we have based the design of our interactive audio products and services. We do not own or control all of these formats. Widespread industry and consumer acceptance of any of these audio formats could significantly harm our business if we are unable to adapt and respond to these changing standards. Specifically, although we are not tied exclusively to any one technology or standard for the electronic delivery of audio content, if a proprietary, or closed, music delivery format receives widespread industry and consumer acceptance, we may be required to license additional technology and information from third parties in order to adopt that format. This third party technology and information may not be available to us on commercially reasonable terms, if at all. Any failure to obtain any of these technology and information licenses or to successfully reconfigure our audio content libraries and audio production software to support these technologies could prevent us from making our audio content available in the most widely accepted formats, or render our audio production software incompatible with dominant audio formats, and thus harm our business.

We rely on revenue from a small number of customers and distributors

    Nokia accounted for 33.0% of our total revenue in 1999 and Sun Microsystems for 30.0% of our total revenue in 1999. No other single customer accounted for 10% or more of our total revenue in 1999. In addition, in 1999, Ingram Micro accounted for approximately 36.8% of Mixman's revenue. We may not retain these customers in the future or obtain additional customers. The loss of any of these customers or failure to obtain additional customers will harm our business and operating results.

Problems with downloading our Beatnik Player will harm our business

    In the past, some Internet users have experienced problems associated with downloading our Beatnik Player software from our Beatnik portal. For example, users have experienced difficulty downloading the Beatnik Player behind a firewall. We believe these problems may continue to occur from time to time. Our business will suffer if we experience frequent problems that result in the inability to download the Beatnik Player.

Failure to successfully develop and introduce new interactive audio products and services would harm our business

    Our future success depends in large part on our ability to timely develop new or enhanced interactive audio products and services and to provide new products and services that achieve rapid and broad market acceptance. We may fail to identify new product and service opportunities successfully or develop and timely bring new products and services to market. We may also experience delays in completing development of enhancements to, and new versions of, our major products. We also may need to develop and acquire new software products or content libraries to broaden our product offerings. For example, if we wish to offer additional audio content for our Web audio production software, we may need to obtain additional content licenses. We also may be unable to develop or acquire marketable products timely or at all. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability.

    As the online medium continues to evolve, we plan to leverage our technology by developing complementary products and services as additional sources of revenue. Accordingly, we may change our business model to take advantage of new business opportunities, including business areas in which we do not have extensive experience. For example, we recently focused on, and will continue to devote significant resources to, the development of our Beatnik Music site. If we fail to develop these or other businesses successfully, our business would be harmed.

We face a number of integration risks and significant goodwill costs related to our recent acquisition of Mixman

    We will face integration risks and record significant goodwill costs as a result of our acquisition of Mixman in December 1999. We may be unable to effectively integrate the operations, personnel and systems of Mixman with our other operations timely, or at all. In addition, we may not achieve value from our acquisition of Mixman commensurate with the consideration paid. For example, customer satisfaction or performance problems with Mixman's products could also significantly harm our reputation or the Mixman product line could significantly underperform relative to our expectations. We have just begun to integrate Mixman with our operations and we expect this integration to place a significant burden on our management team. If we are unable to effectively integrate Mixman into our operations or to generate sufficient revenue from Mixman's products or our combined operations, our business and operating results are likely to suffer.

    As a result of the Mixman acquisition, we have recorded a significant amount of goodwill that will adversely affect our operating results for the foreseeable future. As of December 31, 1999, we recorded goodwill and other intangible assets of approximately $27.9 million, which we expect to amortize over 3 years from the date of the acquisition. If the amount of recorded goodwill or other intangible assets is increased or we have future losses and are unable to demonstrate our ability to recover the amount of goodwill, the amount of amortization could be increased or the period of amortization could be shortened. This would increase annual amortization charges or result in the write off of goodwill in a one time non cash charge, which could be significant and would likely harm our operating results.

We may engage in future acquisitions or investments that could dilute our existing stockholders, cause us to incur significant expenses or harm our business

    We may review acquisition or investment prospects that may include acquiring complementary businesses, technologies, content or products. Integrating any newly acquired businesses, technologies or products, may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be unable to complete any acquisitions or investments on commercially reasonable terms, if at all. Even if completed, we may be unable to operate any acquired businesses profitably or otherwise implement our growth strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

Our business could suffer if the gross margin on our software products distributed through retail channels declines

    Retail prices on software products drop quickly. In addition, our competitors will attempt to offer products which meet or exceed our products' performance and capabilities. We intend to introduce new software products, software upgrades and software features in response to anticipated competitive price pressures and new product introductions. If prices fall faster than we expect or if we must reduce our prices for any reason, we may experience pressure on our gross margin. In addition, our gross margin will depend in part on the following:


  . our success in introducing new products to the market and phasing out older products;

  .  our competitors prices, products and market share;

  .  favorable royalty agreements with content providers; and

  .  general economic conditions.

    If we are not successful in meeting these challenges, our business and operating results may suffer.

If we fail to expand our sales and marketing activities, we may be unable to expand our brand recognition and our business

    If we do not successfully expand our sales and marketing activities, we cannot expand our business and our stock price could decline. We believe that continued expansion of our brand recognition will be critical to achieve widespread acceptance of our products and services. Favorable public perception of our brand will depend largely on our ability to continue providing users with high quality products and services, and the success of our marketing efforts. We plan to increase our marketing expenditures to create and maintain brand recognition. However, our brand promotion activities may not yield increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. With our relatively brief operating history and our plans for expansion, we have considerable need to recruit, train and retain qualified sales and marketing staff. Any delays or difficulties we encounter in these staffing efforts could impair our ability to attract new customers and to enhance our relationships with existing customers. This in turn would adversely impact the timing and extent of recognizing revenue. Because the majority of our sales and marketing personnel have recently joined us and have limited experience working together, our sales, marketing and customer support organizations may not be able to compete successfully against bigger and more experienced organizations of our competitors.

If our platform does not sufficiently address piracy or rights reporting concerns of record labels and music libraries, we might not have sufficient content to attract consumers and our business might be harmed

    Our success depends on our ability to aggregate a sufficient amount of high quality music and sound for syndication. We currently do not create the majority of our content; rather, we rely on record companies and music libraries for music and sound content. We believe these music and sound content providers will remain reluctant to make their content accessible over the Internet unless they are satisfied that this will not result in the unauthorized copying and distribution of that content. If we do not sufficiently address these piracy concerns, we might not have sufficient content to attract consumers, and our business would be harmed.

We license third party technologies and our inability to continue to do so may harm our business

    We intend to continue to license technologies, including our Web server technology, from third parties. These technologies are integrated into our products and services and used to perform key functions. To the extent we need to license third party technologies, we may be unable to do so on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Third party licenses may expose us to increased risks, including risks with the integration of new technology, the diversion of resources from the development of our own proprietary technology or our inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs. Our inability to obtain any of these licenses could delay product and service development until equivalent technology can be identified, licensed and integrated. This in turn would harm our business and operating results.

Our recent growth has placed a strain on our resources and if we fail to manage our future growth, our business could suffer

    We are currently experiencing a period of rapid expansion in our personnel, facilities, infrastructure and Web site traffic. For example, substantially all of our employees were hired in 1999, and we expect that our hiring rate will continue at a rapid pace. If we cannot integrate these employees into our business, we will not be able to manage our growth effectively. In addition, several members of our management team, including our Chief Financial Officer and our Senior Vice President of Marketing and Business Development, joined Beatnik in the past year. If our senior managers are unable to work effectively as a team, our business operations could be significantly disrupted. We expect further significant expansion will be required to address any future growth in our consumer base, the breadth of our product and service offerings and other opportunities. This expansion has placed, and we expect that it will continue to place, a significant strain on our management, operational and financial resources. Our failure to manage growth could disrupt our operations, delay execution of our business plan and consequently harm our business.

We must recruit and retain our key employees to expand our business

    Our success will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel, many of whom have worked together for only a short period of time. The loss of the services of any of our senior management or other key personnel, including our President and Chief Executive Officer, Lorraine Hariton, and our founder, Thomas Dolby Robertson, could harm our business. We do not have employment agreements with, or life insurance policies on, any of our key employees.

    Our future success will also depend on our ability to attract, train, retain and motivate other highly skilled engineering, technical, managerial, sales and marketing and customer support personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees in the timeframe we desire. In particular, we may be unable to hire a sufficient number of qualified engineers, Web designers and audio producers. Our inability to hire, integrate and retain qualified personnel in sufficient numbers could reduce the quality of our products and services. If we fail to retain and recruit necessary engineering, sales, marketing or other personnel, our business and our ability to develop new products and services and to provide acceptable levels of customer service could suffer. In addition, companies in the software industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against any of these claims, regardless of the merits of such claims.

We must successfully establish strategic relationships to help us expand market acceptance of our Web based interactive audio products and services

    We must successfully establish relationships that can enable us to expand market acceptance of our interactive audio products and services. Specifically, we must establish and expand relationships with major record labels and music libraries to provide compelling music and sound content, with original equipment manufacturers, or OEMs, to incorporate our interactive audio technology into tools for creative professionals, as well as personal computers, television set top boxes, cell phones, personal digital assistants and other digital devices and with advertising and Web design firms and music, entertainment, ecommerce and other high traffic Web sites to promote the use of our technology and content for interactive audio on the Web. If we fail to maintain, establish or successfully implement these relationships, our ability to achieve market acceptance of Web based interactive audio will suffer and our business and operating results will be harmed.

Our failure to expand third party distribution channels would impede our revenue growth

    To increase our revenue, we must increase the number of our marketing and distribution partners, including OEMs and resellers for our software products. For example, we rely on original equipment manufacturer partners to bundle, market and sell our Beatnik Audio Engine and Mixman software with their products. Our existing or future marketing and distribution partners may choose to devote greater resources to marketing and supporting the products of competitors, which could harm us. In addition, our original equipment manufacturer partners may not continue to offer our products. If we do not maintain and build our original equipment manufacturer relationships, our business, operating results and financial condition may suffer.

    We also rely on our independent distributors and resellers to sell our consumer software products. Our agreements with distributors and resellers are not exclusive; many of our distributors and resellers offer competitive products and are not required to give our products priority. Each of our distributors and resellers can cease marketing our products with limited notice and with little or no penalty. We may not be able to replace any of our independent distributors or resellers. If our distributors or resellers reduce or cease their marketing and sales efforts on our behalf, our business and operating results would suffer.

Failure to expand and upgrade our infrastructure to meet customer requirements would harm our business

    We will need to expand and upgrade our Web infrastructure to support increases in the volume of traffic on our Web site. The expansion and operation of our Web infrastructure will require substantial financial, operational and management resources. In addition, as we expand and upgrade our Web infrastructure, we may encounter software or equipment failures. We may be unable to expand and upgrade our Web infrastructure to meet additional demand or adapt to our customers' changing requirements in a timely manner or at all. As a result, interest in and demand for our products and services could decrease and our business and operating results would be harmed.

Unknown software defects could disrupt our products and services, which could harm our business and reputation

    Our interactive products and services depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. Although we conduct testing during product development, we have at times been forced to delay commercial release of software until problems were corrected and, in some cases, have provided enhancements to correct errors in released software. If we do detect any errors before we ship a product, we might have to limit product shipment for an extended period of time while we address the problem. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. For example, in 1998, a defect was discovered in a production run of the Mixman software which led to the return of the entire production run. It is possible that, despite testing by us, defects may occur in the software. These defects could result in:

  .  damage to our reputation;

  .  lost sales;

  .  delays in commercial release;

  .  product liability claims;

  .  delays in or loss of market acceptance of our products;

  .  product returns; and

  .  unexpected expenses and diversion of resources to remedy errors.

We may face liability associated with our management of sensitive customer information

    Our applications manage sensitive customer information, including payment and credit card information, and we may be subject to claims associated with invasion of privacy or inappropriate disclosure, use or loss of this information. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could harm our reputation and our business and operating results.

If our system security is breached, our business and reputation could suffer

    A fundamental requirement for online communications and transactions is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. We may be liable to our customers for any breach in our security and any breach could harm our business and our reputation. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to license encryption technology and additional technologies to protect against security breaches or to alleviate problems caused by any breach.

Due to the lengthy sales cycles of some of our products, the timing of our sales are difficult to predict and may cause us to miss our revenue expectations

    Our sales cycle for our technology licensing and OEM software can be as long as 12 months or more and may vary substantially from customer to customer. While our customers are evaluating our products and services, we may incur substantial sales and marketing expenses and spend significant management effort. Consequently, if revenue forecasted from a specific customer for a particular quarter is not realized in that quarter, we may incur significant expenses that are not offset by corresponding sales.

If we do not successfully address the risks inherent in the expansion of our international operations, our business could suffer

    We intend to expand into international markets. If our revenue from international operations does not exceed the expense associated with establishing and maintaining our international operations, our business will suffer. We have limited experience in international operations and may not be able to compete effectively in international markets. Some risks we face in conducting business internationally include:

  .  unexpected changes in regulatory requirements;

  . difficulties and costs of staffing and managing international operations;

  .  differing technology standards;

  . difficulties in collecting accounts receivable and longer collection periods;

  .  political and economic instability;

  .  fluctuations in currency exchange rates;

  .  imposition of currency exchange controls;

  .  potentially adverse tax consequences; and

  . reduced protection for intellectual property rights in foreign countries.

Unplanned system interruptions and capacity constraints could harm our business and our reputation

    Since our data warehousing, Web server and network facilities are all located in California, an earthquake or other natural disaster could affect all of our facilities simultaneously. An unexpected event such as a power or telecommunications failure, fire, flood or earthquake at our data warehousing facility or our Internet service provider's facilities could cause the loss of critical data and prevent us from offering our products and services. Business interruption insurance may not adequately compensate us for losses that may occur. In addition, we rely on third parties to securely store our archived data, house our Web server and network systems, and connect us to the Internet. A failure by any of these third parties to provide these services satisfactorily would impair our ability to access archives and operate our Web site.

Problems arising from use of our products with other vendors' products could cause us to incur significant costs, divert attention from our product development efforts and cause customer relations problems

    Our customers may use our products together with products from other companies. For example, our Beatnik Audio Engine technology is incorporated into a variety of devices such as set top boxes, browsers and cell phones. As a result, a problem may not be discovered until our products are integrated for use. In addition, when problems occur, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

We may be unable to protect our intellectual property and proprietary rights which could harm our business

    Our success depends in part upon our rights in proprietary software technology, some of which is patented. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patent, and we enter into confidentiality agreements with those of our current employees and consultants involved in product development. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Our precautions may not prevent misappropriation or infringement of our intellectual property and do not prevent independent third party development of competitive products.

    In addition, the status of United States patent protection in the software industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. We have five patents in the general areas of software and synthesis, streaming transmission of compressed music and the synchronization and simultaneous playing of music. We currently have one patent application pending in the United States, and we may seek additional patents in the future. We do not know if our patent application or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours.

We may face intellectual property infringement claims that could be costly to defend

    Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Our products may infringe issued patents that may relate to our products. In addition, because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. For example, on March 15, 2000, we received a cease and desist letter concerning our use of the GrooveGram name. We are currently investigating this allegation. Intellectual property litigation is expensive and time consuming and could divert management's attention away from running our business. This litigation could also require us to develop non infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non infringing technology or license the proprietary rights on a timely basis would harm our business.

We might have liability for the music and sound content that we provide

    Because we provide music and sound content to third parties, we might be sued for negligence, copyright or trademark infringement or other reasons. These types of claims have been brought, sometimes successfully, against providers of online products and services in the past. Others could also sue us for the content that is accessible from our Web site through links to other Web sites. These claims might include, among others, claims that by hosting, directly or indirectly, the Web sites of third parties, we are liable for copyright or trademark infringement or other wrongful actions by these third parties through these Web sites. Our insurance may not adequately protect us against these types of claims and, even if these claims do not result in liability, we could incur significant costs in investigating and defending against these claims.

                         Risks Related to our Industry

We must compete successfully in the Web based interactive audio market

    The market for the online promotion and distribution of Web based interactive audio technology, software and content is new and rapidly evolving. Barriers to entry in this market are low and established or new entities may enter this market at any time.

    We face competitive pressures from numerous actual and potential competitors, including Apple Computers, Inc., MacroMedia, Microsoft Corporation and RealNetworks, Inc., many of who have:

  .  longer operating histories;

  .  greater brand recognition;

  .  larger audiences;

  .  larger technical, production and editorial staffs;

  .  a more established Internet presence; and

  . significantly greater financial, technical and marketing resources than us.

    Although we do not compete against any one entity with respect to all aspects of our interactive audio platform, we do face competition from content providers, audio engine companies and software companies. Specifically, we compete with business to business music licensing portals to provide music and sound content on the Web and companies who provide audio engines for digital applications. In addition, in the retail software market, our Mixman line of software products competes with music creation software products from companies such as Sonic Foundry, Inc., Magix Entertainment Corp. and Cakewalk. We may not be able to compete successfully against current and potential competitors, which in turn could harm our business.

We will only be able to execute our business plan if Internet usage continues to grow

    Given the largely Web based nature of our business, without the continued development and maintenance of the Internet infrastructure, our plan to generate revenue by selling the means to provide interactive audio products and services on the Web, and our offering of interactive audio content on the Web, may not succeed. This continued development of the Internet would include maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, including high speed modems, for providing reliable Internet access and services. Because global commerce on the Internet and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term. The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of audio.

    As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products or services that we offer.

Because we provide interactive audio on the Web, our business could suffer if efficient transmission of data over the Internet is interrupted

    The recent growth in the use of the Internet has caused frequent interruptions and delays in accessing the Internet and transmitting data over the Internet. Because we provide Web based interactive audio applications, interruptions or delays in Internet transmissions will harm our customers' ability to use our products. Therefore, our market depends on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion.

Governmental regulation and legal uncertainties could impair the growth of the Internet and decrease demand for our products or increase our cost of doing business

    The laws and regulations that govern our business change rapidly. Although our operations are currently based in California, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet and the manufacture of computer software and distribution. Although there are currently few laws and regulations directly applicable to the Internet and the use of the Internet as a commercial medium, a number of laws have been proposed involving the Internet. These proposed laws include laws addressing user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Evolving areas of law that are relevant to our business include privacy law, proposed encryption laws, content regulation and sales and use tax laws and regulations. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. Any new laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business. For example, in 1998, Congress passed the Internet Freedom Act, which imposes a three year moratorium on state and local taxes on Internet based transactions. We cannot assure you that this moratorium will be extended. Failure to renew this moratorium would allow various states to impose taxes on ecommerce, which might harm our business.

                         Risks Related to our Offering

Our stock price may be volatile, and you may not be able to sell your shares at or above the offering price

    Prior to this offering, our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as the following:

  .  actual or anticipated fluctuations in our operating results;

  .  changes in or our failure to meet securities analysts' expectations;

  .  announcements of technological innovations;

  .  introduction of new services by us or our competitors;

  .  developments with respect to intellectual property rights;

  .  conditions and trends in the Internet and other technology industries;
     and

  .  general market conditions.

We may become involved in securities class action litigation, which could divert management's attention and harm our business

    The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stocks of technology companies, particularly Internet companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business and operating results.

After this offering, our directors, executive officers and principal stockholders will continue to have substantial control over matters requiring stockholder approval and may not vote in the same manner as our other stockholders

    After this offering, our directors, executive officers and stockholders who currently own over 5% of our common stock will collectively beneficially own approximately % of our outstanding common stock. These stockholders, if they vote together, will be able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of Beatnik.

We may need additional capital and raising additional capital may dilute existing stockholders

    We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may choose to, or be required to, raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited.

Future sales of our common stock may depress our stock price

    Sales of a substantial number of shares of common stock in the public market after this offering or after the expiration of lockup and holding periods could cause the market price of our common stock to decline. After this offering, we will have approximately 40,877,442 shares of common stock outstanding. All the shares sold in this offering will be freely tradable. The
remaining     shares of common stock outstanding after this offering are subject to lockup agreements that prohibit the sale of the shares for 180 days after the date of this prospectus. Any or all of these shares may be released prior to expiration of the 180 day lockup period at the discretion of FleetBoston Robertson Stephens Inc. Immediately after the 180 day lockup
period,            shares which will be outstanding after the offering will
become available for sale. The remaining shares of our common stock will become available at various times thereafter upon the expiration of one year holding periods. In addition, we entered into a promotions agreement with Yahoo! in August 1999 for a term of one year. The agreement is automatically renewed at the end of the one year term unless either party gives the other notice that it does not want to renew the agreement. If the agreement is renewed, Yahoo! Inc. will receive an additional warrant for shares equal to one percent of our outstanding capital stock exercisable at the then fair market value of the stock.

Purchasers of our common stock will suffer immediate and substantial dilution

    Purchasers of our common stock in this offering will experience immediate
dilution of $      in the pro forma net tangible book value per share of common
stock, based on an assumed initial public offering price of $      per share.
Purchasers will also experience additional dilution upon the exercise of outstanding stock options and warrants. The initial public offering price is expected to be substantially higher than the book value per share of our common stock. Some elements of our market value do not originate from measurable transactions. Therefore, there is not a corresponding rise in book, or historical accounting, value for our rise in market value, if any. Examples of these elements include the perceived value associated with our strategic relationships, perceived growth prospects of our market and our perceived competitive position within that market.

Our certificate of incorporation, bylaws and Delaware corporate law contain provisions which could delay or prevent a change in control even if the change in control would be beneficial to our stockholders

    Delaware law as well as our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of Beatnik, even if it were beneficial to the stockholders to do so. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

  . authorize the issuance of preferred stock that can be created and issued by the board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

  . prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
  . limit the ability of stockholders to call special meetings of stockholders; and

  . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law and the terms of our stock option plans may discourage, delay or prevent a change in control of Beatnik.

We do not have current specific plans for the net proceeds from this offering, and if we do not use the proceeds in a manner which increases our operating results or market value, our business could suffer

    We have no current specific plans for the net proceeds from this offering. As a result, our management will have significant flexibility in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not increase our operating results or market share. We intend generally to use the net proceeds from this offering for working capital and general corporate purposes. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash used in or generated by our operations and the market response to the introduction of any new product and service offerings. Depending on future developments and circumstances, we may use some of the proceeds for uses other than those described above. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains forward looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions, and the assumptions underlying or relating to any of these statements. These statements may be identified by the use of words such as "expect," "anticipate," "intend," "plan," "will" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, those discussed in "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of the shares of common
stock offered by us are estimated to be $           ($           if the
underwriters' over allotment option is exercised in full) after deducting the underwriting discounts and commissions and the estimated offering expenses
payable by us based on the initial public offering price of $           per
share.

    The principal purposes of this offering are:

  .  to obtain additional capital;

  .  to create a public market for our common stock;

  .  to increase our visibility and credibility; and

  .  to facilitate future access to the public equity markets.

    We intend to use the net proceeds of this offering for working capital and other general corporate purposes. We have not yet determined the expected expenditures and thus cannot estimate the amounts to be used for each specified purpose. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including, but not limited to, the amount of cash used in or generated by our operations and the market response to the introduction of any new product and service offerings.

    In addition, we may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments and are not currently engaged in any negotiations with respect to such transactions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short term, interest bearing investment grade securities until they are used.

                                DIVIDEND POLICY

    We have never declared or paid dividends on our capital stock and do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

  .  on an actual basis; and

  .  on a pro forma basis after giving effect to:

    -- the issuance of 6,750,951 shares of Series E preferred stock in March 2000;

    -- the assumed exercise of outstanding warrants to purchase an aggregate of 575,530 shares of common stock; and

    -- the conversion of all outstanding shares of preferred stock into common stock and changes to our authorized capital stock upon completion of this offering; and

  .  on the same pro forma basis as adjusted to give effect to the sale of shares of common stock by us at an assumed initial public
     offering price of $           per share and after deducting the
     underwriting discounts and commissions and estimated offering expenses payable by us.

    This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

                                                    December 31, 1999
                                           ------------------------------------
                                                                     Pro Forma
                                            Actual     Pro Forma    as Adjusted
                                           --------  -------------- -----------
                                                      (unaudited)   (unaudited)
                                                     (in thousands)
Convertible preferred stock...............  $22,221     $    --        $
                                           --------     --------       ----
Stockholders' equity:
  Common stock: $0.0001 par value;
    41,000,000 shares authorized on an
    actual basis, 15,564,903 shares
    issued and outstanding, actual;
       shares outstanding pro forma as
    adjusted..............................       16           41
Additional paid in capital................   33,753       89,704
Notes receivable from stockholders........     (191)        (191)
Deferred stock based compensation.........   (9,656)      (9,656)
Accumulated deficit.......................  (14,273)     (14,273)
                                           --------     --------       ----
     Total stockholders' equity...........    9,649       65,625
                                           --------     --------       ----
       Total capitalization............... $ 31,870     $ 65,625       $
                                           ========     ========       ====

    The number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' over-allotment option and excludes:

  . 5,566,576 shares issuable upon exercise of options outstanding at a weighted average exercise price of $0.10 per share;

  . 833,888 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $1.67 per share; and

  .      additional shares available for future issuance under our stock plans.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $40.7 million, or $0.99 per share. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the number of shares of common stock outstanding at that date, assuming the issuance of 25,483,365 shares of common stock upon the net exercise of warrants that will expire upon completion of this offering and the conversion of all outstanding shares of preferred stock, including 6,750,951 shares of Series E preferred stock issued in March 2000. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the
sale of the      shares of common stock offered by Beatnik in this offering (at
an assumed initial public offering price of $     per share) and after
deducting the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value at December 31, 1999 would have
been $    , or $     per share. This represents an immediate increase in pro
forma net tangible book value of $     per share to the existing stockholders
and an immediate dilution of $     per share to new investors purchasing shares
in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share..............        $
     Pro forma net tangible book value per share as of December
       31, 1999.................................................  $0.99
     Increase per share attributable to this offering...........
                                                                  -----
   Pro forma net tangible book value per share after this
     offering...................................................
                                                                        ------
   Pro forma dilution per share to new investors................        $
                                                                        ======

    The following table summarizes, on a pro forma basis as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, (based upon an assumed initial public
offering price of $     per share and before deducting the underwriting
discounts and commissions and our estimated offering expenses):

                                                            Total        Average
                                    Shares Purchased    Consideration     Price
                                   ------------------ ------------------   Per
                                     Number   Percent   Amount   Percent  Share
                                   ---------- ------- ---------- ------- -------
Existing stockholders............  41,048,268      %  74,454,350      %    $
New investors....................
                                   ----------   ---   ----------   ---
  Total..........................               100%               100%
                                   ==========   ===   ==========   ===

    The foregoing table includes:

  .6,750,951 shares of common stock issuable upon conversion of our Series E preferred stock;

  . 575,530 shares issuable upon exercise of warrants that will expire upon completion of this offering; and

  . conversion of all outstanding shares of preferred stock into common stock.

    The foregoing table assumes no exercise of the underwriters' over allotment option and excludes:

  . 5,566,576 shares issuable upon exercise of options outstanding at December 31, 1999 at a weighted average exercise price of $0.10 per share;

  . 833,888 shares issuable upon exercise of warrants outstanding as of December 31, 1999; and

  .      additional shares available for future issuance under our stock plans.

    To the extent any of these warrants or options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the period from May 1, 1996 (inception) to December 31, 1996 and the consolidated balance sheet data for 1996 and 1997 are derived from our audited consolidated financial statements for 1996 and 1997 not included in this prospectus. Our historical results are not necessarily indicative of results to be expected for any future period. The data have been derived from financial statements that have been prepared in accordance with generally accepted accounting principles and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus. See note 2 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing basic and diluted net loss per share.

                                      May 1, 1996
                                      (inception)    Year Ended December 31
                                    to December 31, --------------------------
                                         1996        1997     1998      1999
                                    --------------- -------  -------  --------
                                      (in thousands except per share data)
Consolidated Statement of
  Operations Data:
Revenue:
  Sonification....................      $   84      $   194  $   675  $  1,239
  Interactive audio software......          --           --       --       253
                                        ------      -------  -------  --------
     Total revenues...............          84          194      675     1,492
                                        ------      -------  -------  --------
Cost of revenue:
  Sonification....................          66          296      294       980
  Interactive audio software......          --           --       --        56
                                        ------      -------  -------  --------
     Total cost of revenues.......          66          296      294     1,036
                                        ------      -------  -------  --------
Gross profit (loss)...............          18         (102)     381       456
                                        ------      -------  -------  --------
Operating expenses:
  Research and development........         391          825    1,125     3,625
  Sales and marketing.............          14          211      199     1,969
  General and administrative......         288          487      617     1,939
  Amortization of purchased
    goodwill and intangibles......          --           --       --       364
  Amortization of deferred stock
    based compensation............          --           --       --     2,972
  In process research and
    development...................          --           --       --       241
                                        ------      -------  -------  --------
     Total operating expenses.....         693        1,523    1,941    11,110
                                        ------      -------  -------  --------
Loss from operations..............        (675)      (1,625)  (1,560)  (10,654)
Interest and other income
  (expense), net..................          (1)          98      (36)      181
                                        ------      -------  -------  --------
Net loss..........................      $ (676)     $(1,527) $(1,596) $(10,473)
                                        ======      =======  =======  ========
Basic and diluted net loss per
  share...........................      $(0.18)     $ (0.35) $ (0.35) $  (1.60)
                                        ======      =======  =======  ========
Shares used in computing basic and
  diluted net loss per share......       3,837        4,339    4,579     6,566
                                        ======      =======  =======  ========
Pro forma basic and diluted net
  loss per share..................                                    $  (0.65)
                                                                      ========
Shares used in computing pro forma
  basic and diluted net loss per
  share...........................                                      16,194
                                                                      ========

                                                         December 31,
                                                   ----------------------------
                                                   1996   1997    1998    1999
                                                   ----  ------  ------  ------
                                                        (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents......................... $ 15  $  505  $  812  $6,191
Working capital (deficit)......................... (310)    (67)     96   4,507
Total assets......................................  331     843   1,136  36,786
Convertible preferred stock.......................  567   2,272   3,390  22,221
Total stockholders' equity (deficit).............. (606) (2,136) (3,076)  9,649

                   SELECTED PRO FORMA COMBINED FINANCIAL DATA

    The pro forma selected combined statement of operations data for the year ended December 31, 1999 is derived from the unaudited pro forma combined financial information, which reflects the acquisition of Mixman as if the acquisition had occurred on January 1, 1999. The pro forma selected combined statement of operations data is presented for informational purposes only and may not be indicative of the operating results that would have been achieved had the transaction been in effect as of the beginning of the period presented and should not be construed as being representative of future operating results.

                                                       Year Ended December 31,
                                                                1999
                                                       -----------------------
                                                        (in thousands except
                                                           per share data)
                                                             (unaudited)
Pro Forma Combined Statement of Operations Data:
Revenue:
  Sonification........................................       $    1,239
  Interactive audio software..........................            2,252
                                                             ---------
     Total revenue....................................            3,491
                                                             ---------
Cost of revenue:
  Sonification........................................              980
  Interactive audio software..........................              324
                                                             ---------
     Total cost of revenue............................             1304
                                                             ---------
Gross profit..........................................            2,187
                                                             ---------
Operating expense:
  Research and development............................            4,464
  Sales and marketing.................................            2,768
  General and administrative..........................            2,425
  Amortization of purchased goodwill and other
    intangibles.......................................            9,311
  Amortization of deferred stock based compensation...            2,972
                                                             ---------
     Total operating expense..........................           21,940
                                                             ---------
Loss from operations .................................          (19,753)
Interest and other income, net........................              185
                                                             ---------
Net loss..............................................       $  (19,568)
                                                             =========
Basic and diluted net loss per share..................       $    (1.44)
                                                             =========
Weighted average shares used in computing basic and
  diluted net loss per share..........................           13,589
                                                             =========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read together with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

    Beatnik brings interactive music and sound to the Web through our combination of technology, content and community. Our solution includes a line of software technologies, applications and access to production music and sound content that enables the integration of interactive audio content into the Web experience, or sonification. We develop, market and sell our interactive audio solution to a community of creative professionals, potential licensees of our technology and consumers enabling them to build and interact with music and sound over the Web, on computers and other digital devices.

    Our company was incorporated in May 1996 as Headspace, Inc. We changed our name to Beatnik, Inc. in April 1999. Since inception, our operating activities have consisted primarily of planning and developing our interactive audio products and services to enable users to build and interact with music and sound on the Web. We began recognizing revenue in May 1996 but did not recognize a meaningful amount of revenue until 1997. During 1997 and 1998, we continued to invest in research and development, building sales channels, expanding marketing activities and developing administrative operations. In 1999, we continued to make significant investments in product development and technology to enhance our current products and services, develop new products and services and further advance our offerings. On December 14, 1999, we acquired Mixman Technologies, Inc. and added its "Mixman Studio" line of software products to our business.

    In connection with the acquisition of Mixman, we issued 1,962,704 shares of Series D-1 convertible preferred stock, 1,734,695 shares of Series D-2 convertible preferred stock, 7,386,884 shares of common stock, and options and warrants to acquire 1,276,011 shares of common stock in exchange for all the outstanding preferred stock, common stock, options and warrants of Mixman. The acquisition was accounted for as a purchase, and accordingly the results of operations of Mixman have been included in our consolidated financial statements since the date of acquisition. We intend to amortize the intangible assets and goodwill ratably over three years. The fair market value of the securities issued in the acquisition was approximately $26.4 million at the time of issuance.

    Mixman was incorporated in 1993. Mixman develops, markets and sells interactive audio software which is downloadable from our Beatnik and Mixman Web sites and which allows users to create, remix, process and edit music and publish it to a variety of formats. Mixman also provides professional quality audio mixing software applications and multiformat audio sample CD ROMs. Mixman currently produces and sells these products worldwide. Mixman has developed a community of users on the Internet based upon continually offering branded music content and software through its Web site. We believe that our acquisition of Mixman will provide us with greater distribution opportunities and access to greater audio content and a community of music hobbyists. We plan to use sales of Mixman products to facilitate adoption of our sonification tools and increase traffic to our Beatnik portal.

    Substantially all of our revenue through December 31, 1999, excluding our acquisition of Mixman, was attributed to our sonification revenue, which includes services and technology and content licensing. To a lesser extent, we also derived a portion of our revenue from the sale of our Beatnik sonification tools from our Web site. We launched our Beatnik Music site during the first quarter of 2000. Over the next 12 months, we expect to derive a significant portion of our revenue from our Beatnik Music site, which provides audio content and information to media professionals, and from the sale of our interactive audio applications acquired as a result of our acquisition of Mixman.

    We recognize revenue from sonification services either as the service is performed or upon completion for services which are furnished over a short period of time, generally less than 30 days. Where we provide maintenance services, revenue associated with these services is recognized over the term of the maintenance agreements.

    Revenue from the sale of interactive audio software is recognized upon shipment of the software product, except for channel sales, which are recognized at the time payment is received. In the event we grant customers the right to a specific upgrade, license revenue is deferred until delivery of the specific upgrade.

    In connection with the grant of stock options to employees and consultants, we have recorded stock based compensation related to stock options granted below fair market value through December 31, 1999 of approximately $12.6 million. Of this amount, we amortized approximately $3.0 million through December 31, 1999. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. We expect to record additional stock based compensation in connection with options granted during the first quarter of 2000. The remaining $9.6 million and the additional amount of stock based compensation from recent grants will be amortized over the remaining vesting period of the options, generally four years. As a result the amortization of stock based compensation will impact our reported results of operations through 2003.

    In March 2000, we entered into an agreement with MTVN Online, L.P., a subsidiary of MTV, Inc., pursuant to which MTVN Online will provide advertising and other promotional services to us in exchange for 800,000 shares of Series E preferred stock, 400,000 of which are subject to forfeiture, pending the attainment of eight milestones to be completed during an 18 month period, and sonification services and audio content. On attainment of each milestone, 50,000 shares will be considered as earned and no longer subject to forfeiture. The unearned shares underlying the milestones will be remeasured on attainment of the milestone, or at each subsequent reporting date until each milestone is achieved. In the event such remeasurement results in increases or decreases from the initial fair value, which could be substantial, such increases or decreases will be recognized immediately, in the event the milestone was achieved during the reporting period, or over the remaining term. We expect to incur substantial non cash charges associated with the issuance of Series E preferred stock to MTVN Online. In addition to the initial fair value of $4.0 million, we expect the future changes in the trading price of our common stock (to which the Series E preferred stock would be converted on completion of an initial public offering subject to certain terms) at the end of each quarter and at the date certain milestones, are achieved, will cause additional substantial changes in the ultimate amount of such charges.

    We have sustained losses on a quarterly and annual basis since inception. As of December 31, 1999, we had an accumulated deficit of $14.3 million. These losses resulted from significant costs incurred in the planning and development of our technology and services. We have incurred internally developed software costs, which we have expensed as incurred. We expect to experience significant growth in our operating expense, particularly in the areas of research and development and sales and marketing, as we develop and market new technology and services.

Recent Events

 Series E Preferred Stock

    On March 10, 2000, we issued and sold 6,750,951 shares of Series E preferred stock in a private equity investment with a number of investors for gross proceeds of approximately $29.8 million in cash and $4.0 million in services. These investors included MTVN Online, Hikari Tsushin America, Cyber Lifestyle Limited, Sun Microsystems and Media 100. The Series E preferred stock contains substantially the same rights and preferences as the Series A, B, C and D preferred stock. The Series E preferred stock will convert to common stock at a one to one ratio upon completion of this offering.

Results of Operations

    We were incorporated in May 1996 but did not commence significant operations until January 1997. Data for May 1996 through December 31, 1996 (the inception period) are not comparable to those for 1997 due to the acceleration of our activities and related expenses during 1997 and the different duration of the periods.

    The following table sets forth selected items from our consolidated statement of operations as a percentage of revenue for the periods indicated:

                                                   Year Ended December
                                                           31,
                                                   --------------------------
                                                    1997      1998      1999
                                                   ------    ------    ------
Revenue:
  Sonification....................................  100.0 %   100.0 %    83.0 %
  Interactive audio software......................    0.0       0.0      17.0
                                                   ------    ------    ------
     Total revenue................................  100.0     100.0     100.0
                                                   ------    ------    ------
Cost of revenue:
  Sonification....................................  152.6      43.5      65.7
  Interactive audio software......................     --        --       3.7
                                                   ------    ------    ------
     Total cost of revenue........................  152.6      43.5      69.4
                                                   ------    ------    ------
  Gross profit (loss).............................  (52.6)     56.5      30.6
                                                   ------    ------    ------
Operating expense:
  Research and development........................  425.2     166.7     243.0
  Sales and marketing.............................  108.8      29.5     132.0
  General and administrative......................  251.0      91.4     130.0
  Amortization of purchased goodwill and other
    intangibles...................................     --       0.0      24.3
  Amortization of deferred stock based
    compensation..................................     --       0.0     199.2
  In process research and development.............     --       0.0      16.1
                                                   ------    ------    ------
     Total operating expense......................  785.0     287.6     744.6
                                                   ------    ------    ------
Loss from operations.............................. (837.6)   (231.1)   (714.0)
Interest and other income (expense), net..........   50.5      (5.3)     12.1
                                                   ------    ------    ------
Net loss.......................................... (787.1) % (236.4) % (701.9)%
                                                   ======    ======    ======

 Years Ended December 31, 1997, 1998 and 1999

    Revenue. Revenue increased 247.9% from $194,000 in 1997 to $675,000 in 1998, and 121.0% to $1.5 million in 1999. The increase from 1997 to 1998 was primarily due to a significant technology licensing agreement. The increase from 1998 to 1999 was primarily due to additional technology licensing agreements.

    Cost of revenue. Cost of revenue consists primarily of engineering expenses associated with developing technology under sonification and technology contracts, creative production expense and content royalties and Web site operations. Web site operations costs include Internet connectivity charges, networking costs and equipment depreciation. Creative production expenses primarily include labor-related costs and outside contractor expense for consulting services. Cost of revenue decreased 0.01% from $296,000 in 1997 to $294,000 in 1998, and increased 252.4% to $1.0 million in 1999. The increase from 1998 to 1999 was primarily due to the addition of personnel in creative production.

 Operating Expense

    Research and development. Research and development expense consists primarily of employee compensation, associated travel costs and costs associated with outside engineering and special project work. Research and development expense increased 36.3% from $825,000 in 1997 to $1.1 million in 1998, and

227.3% to $3.6 million in 1999. The increase from 1997 to 1998 was primarily due to an increase in the number of engineers and other technical personnel responsible for developing new technology and products. The increase from 1998 to 1999 was primarily due to additional costs incurred in 1999 related to the development of our Beatnik Music site. We expect to continue to make substantial investments in the enhancement and development of our technologies, products and services and anticipate that research and development expense will increase in absolute dollars.

    Sales and marketing. Sales and marketing expense consists primarily of employee compensation, associated travel costs and outside costs related to marketing programs as well as costs for design and production of marketing materials. Sales and marketing expense decreased 5.7% from $211,000 in 1997 to $199,000 in 1998, and increased 905.0% to $2.0 million in 1999. The increase from 1997 to 1998 was primarily due to increased marketing activities and the introduction of new products. The increase from 1998 to 1999 was primarily due to the increased staffing in marketing and marketing activities. We expect to continue to substantially increase our sales and marketing efforts and hire additional sales and marketing personnel. As a result, we expect sales and marketing expense to increase in absolute dollars.

    General and administrative. General and administrative expense consists primarily of employee compensation, associated travel costs and contracted consulting services for business development, finance and human resources as well as all legal and recruiting fees. General and administrative expense increased 26.7% from $487,000 in 1997 to $617,000 in 1998, and 208.1% to $1.9
million in 1999. The increase from 1997 to 1998 was primarily due to increased staffing to support our growth. The increase from 1998 to 1999 was primarily due to the addition of key executive positions during 1999. We expect general and administrative expense to increase substantially as we incur additional costs related to the addition of personnel and infrastructure to support the anticipated growth of our business and operation as a public company.

    Interest and other income (expense), net. Interest and other income consists primarily of interest earnings on our cash and cash equivalents. In 1997, net other income was $98,000. In 1998, net other expense was $36,000. In 1999, net other income was $181,000. The decrease from 1997 to 1998 was primarily due to a one time gain on a sale of assets in 1997 and an increase in interest expense in 1998 of $60,000. The increase in interest expense and decrease of interest income was a result of decreasing cash balances in 1998 and the use of bridge loans for part of that year. The increase from 1998 to 1999 was primarily due to earnings on funds resulting from the private placement of our Series C preferred stock.

    Income taxes. No provision for federal and state income taxes was recorded as we incurred net operating losses from inception through December 31, 1999. At December 31, 1999, we had approximately $17.4 million of federal and state operating loss carryforwards available to offset future taxable income. These carryforwards begin to expire 2012 for federal and 2002 for state. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in some circumstances. For example, the amount of net operating losses that we may utilize in any one year would be limited in the presence of a cumulative ownership change of more than 50% over a three year period. These restrictions may limit, on an annual basis, the future use of our net operating loss carryforwards.

Liquidity and Capital Resources

    Since our inception in May 1996, we have financed our operations primarily through the private placement of our preferred stock and capital equipment lease financing. As of March 13, 2000, we had $28.7 million in cash and cash equivalents. Net cash provided by financing activities was $727,000 in 1998 and $11.2 million in 1999. In both cases, the cash was primarily attributable to net proceeds from the issuance of preferred stock. In March 2000, we sold an aggregate of 6,750,951 shares of our Series E preferred stock for gross proceeds of $29.8 million in cash and $4.0 million in services.

    Net cash used in operating activities was $407,000 in 1998 and $5.0 million in 1999. Cash used in operating activities was primarily the result of operating losses (exclusive of non-cash charges) and increases in prepaid expense and accounts receivable partially offset by increases in accrued expense and accounts payable.

    Net cash used in investing activities was $12,000 in 1998 and $798,000 in 1999. Cash used in investing activities was primarily related to the acquisition of intangible assets and the purchase of equipment.

    As of December 31, 1999, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. Our actual capital requirements will depend on numerous factors, including market acceptance of our services, the resources we allocate to our product and service development, sales, marketing and customer support services and other factors.

    We believe that the net proceeds from the sale of common stock in this offering, together with our current cash balances and the proceeds from the sale of our Series E preferred stock, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products and technologies, we from time to time evaluate potential acquisitions of other businesses, products and technologies and may in the future require additional equity or debt financings to consummate any potential acquisitions. We may also need to raise additional funds in order to fund more rapid expansion, including significant increases in personnel and office facilities, to develop new or enhance existing services or products or respond to competitive pressures. In addition, in order to meet our long term liquidity needs, we may need to raise additional funds, establish a credit facility or seek other financing arrangements. Additional funding may not be available on favorable terms, if at all.

Disclosure About Market Risk

    Our exposure to market risk is principally confined to our cash and cash equivalents, which have short maturities and, therefore, minimal market risk.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 is effective for all fiscal quarters for fiscal years beginning after June 15, 2000 and is not anticipated to have a significant impact on our operating results or financial condition when adopted.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on our financial position or results of operations.

                                    BUSINESS

Company Overview

    Beatnik brings interactive music and sound to the Web through our combination of technology, content and community. The Internet is still essentially a silent movie. We believe the next step in the evolution of Internet infrastructure will be the proliferation of rich media content across the Web, requiring the integration of audio content into Web sites. Our solution includes a line of software technologies, applications and production music and sound content that enables the integration of interactive audio content into the Web experience, known as sonification. Because our interactive audio solution provides benefits to Web sites, content providers and users, we believe that our success is closely tied to the rapid growths of audio content across the Web and to the expansion of audio enabled digital devices.

    We are building a community of creative professionals and consumers, and have begun to drive our sonification solutions across the Web and into other digital devices through our licensing agreements with companies such as Liberate, Nokia and Sun; our relationships with Web media sites and software companies such as Macromedia, Media 100, MTV.com and its affiliated sites and Yahoo!; our relationships with production music libraries such as FirstCom Music, Killer Tracks and Network Music; our relationships with leading media, art and design schools; and our relationships with major record labels such as BMG, Sony Music and Zomba, which provide us access to Top 40 and other popular music artists including Lou Bega, David Bowie and Puff Daddy.

    The gap between the audio experience of traditional media, such as television and movies, and the Internet creates substantial opportunities for our solutions, which enable the integration of interactive audio solutions into the Web experience. Current audio solutions on the Web have focused on the distribution of music through streaming and download technologies. Our interactive audio platform provides a fundamentally different way to use the Internet, wherein sound is interwoven directly with the text and graphics contained in a Web page.

Industry Background

 The Emergence of the Internet and the Evolution of Traditional Media

    The Internet has emerged as an increasingly important and unique medium of communication, commerce and entertainment. The Internet is also beginning to provide some of the high quality, visual, graphics and audio, or rich media, characteristics found in traditional media such as television, film and radio. Similar to the way cinema was revolutionized by the addition of sound and broadcast evolved from radio to television, we expect that the Internet will be transformed by interactive audio and its integration with other media. Although technologies and solutions are increasingly enabling the Internet to function as a medium for entertainment and electronic commerce, or ecommerce, the Internet continues to lack the applications needed to take full advantage of its potential as an interactive medium of graphics, video and audio, or rich media, environment.

    We believe that the Internet represents the fastest growing form of media in history and has achieved a greater reach in a shorter amount of time than cable television, broadcast television and radio. International Data Corporation estimates that the number of Web users worldwide will increase from approximately 196 million at the end of 1999 to more than 502 million by the end of 2003 and that the number of Web pages will increase from approximately
1.6 billion in 1999 to over 13 billion in 2003. We believe that the rapid growth of the Internet versus traditional media is driven by several important factors including interactivity, user customized content and targeted communications. However, compared to traditional media where audio is generally a significant part of the user experience for both content and advertising, the Internet has yet to effectively leverage the potential impact of high quality interactive audio to enrich the end user experience.

    We believe the growth of the Internet as a medium for commerce and communication, as well as the increase in the number of Web users and Web pages, has led to an increased demand for content. Media companies and businesses deploy a significant amount of Web based media content. We believe that the increasing availability and awareness of Internet media will drive demand for more interactive content which incorporates high quality graphics, video and audio. Accordingly, improved interactivity of Web content should enrich the ecommerce experience through enhanced commercial applications, branding and entertainment possibilities. This improvement is one factor driving the growth of ecommerce as International Data Corporation estimates that the total value of consumer goods and services purchased over the Internet will increase from $111.3 billion in 1999 to $1.3 trillion in 2003.

 Limitations of the Current Web Experience

    The Internet is still essentially a silent movie. One reason for the lack of audio content on Web sites is the lack of existing technology to efficiently integrate audio content into the Web page to provide an end user experience that is not constrained by the limitations of current downloading and streaming technologies. The gap between the audio experience of traditional media and the Internet creates substantial opportunities for solutions that create enabling technologies to offer interactive audio content integrated into the Web experience.

    As we move to the next wave of Web development, we believe there will be a stronger focus on audio in the rich media environment as a way to enhance the user experience and build brand loyalty. Increasing bandwidth capacity and enhanced infrastructure technologies should accelerate this trend. We believe a rich entertainment experience that enhances the Web user experience will become increasingly important and will ultimately drive ecommerce and branding.

 The Commercial Music Industry and the Web

    The adoption of download technologies and the emergence of streaming technologies that enable the real-time delivery and playback of multimedia content, have provided a foundation for the commercialization of music and sound on the Internet. To date, the Internet has been used by the music industry primarily as a promotional distribution mechanism for major recording artists. For example, digital distribution of music over the Internet has created an alternative to traditional distribution of music on compact discs through music stores. However, although some music recording artists recently have bypassed the major record companies to popularize their music directly over the Internet, most major record companies, due to piracy and other concerns, are still reluctant to use the Internet as a distribution method. More significantly, the retail distribution of music to consumers constitutes only a part of the overall opportunity for music on the Internet. We believe there is also a substantial opportunity to address the business to business application of the music industry as well.

    Commercial and broadcast video developers buy music and sound to synchronize with their visual media productions. The current offline process of identifying, licensing and distributing music for synchronization with digital media can be difficult, tedious and frustrating. The typical process requires the creative producer to rely on a music librarian or independent middleman to find the appropriate music for a project. In contrast, many independent producers and Web designers are often unaware of where or how to access music content and resort to original composition to meet their needs. In addition, music libraries often supply large customers and middlemen with a subset of their content rather than incur the expense of reproducing complete libraries on compact disc.

    As more and more Web developers begin to add audio content to their Web site development projects, we expect the demand for synchronized music to grow proportionately with the number of Web pages. In addition, as applications of synchronized music expand beyond traditional film and video to Web sites and digital devices such as television set top boxes, cell phones and personal digital assistants, the opportunities for integrating audio content into these applications increase. Furthermore, although the music industry has focused most of its attention on the Internet as a retail distribution medium, we believe that the business to business aspects of the music industry are currently better suited for distribution over the Internet. This distribution raises fewer piracy concerns because it is easier to monitor the end use of the audio content by professionals.

    The Web provides a substantial opportunity to improve the process of commercial music distribution. By allowing aggregation of multiple sources of music and sound content in one place and creating the ability to search across those sources, audition the music in real time, license and digitally download music and sound content, we believe the Web can accelerate business to business music commerce. As a result, the Web has the potential to transform the current process and make existing and new production music libraries accessible to a much broader audience for integration into Web sites and other digital media.

 Challenges Associated with Sonifying the Web

    Ebusinesses, media companies and content providers need to create audio enhanced rich media Web experiences that match the current capabilities of traditional media and leverage the interactive capabilities of the Internet. To address this growing need, Internet infrastructure audio solutions providers must address several key challenges:

  . Technology constraints. Technologies must address bandwidth and delivery constraints associated with downloading large file sizes. Most audio technologies for the Web such as streaming audio and digital downloading are not designed to be embedded within the Hypertext Markup Language, or HTML, code of a Web page to create an interactive environment. In addition, current file formats are not designed to leverage the interactive qualities of the Web. As a result, users can only download and play, rather than hear, respond and manipulate, music and sound content on the Web page.

  . Content availability. Web developers and commercial and broadcast video producers currently face a slow and inefficient buying process with limited access in different server of content to obtain music and sound to synchronize with their Web pages and other digital media productions. In addition, most currently available audio content was not designed to enable the level of interactivity needed for Web and other interactive digital applications. Online solutions must allow organized access to large amounts of content from various sources. In addition, online solutions must reduce costs and transaction time in the professional market for audio content, increase formatting capabilities and address piracy concerns of music and sound content providers.

  . Creative community commitment. Although there is a developed base of audio design talent and expertise to take full advantage of the entertainment and commercial opportunities presented by traditional media, the Internet, as a comparatively new medium, lacks a similar community of knowledge, tools and expertise. New interactive audio solutions must provide creative producers and consumers with new and unique Web based applications and tools that proliferate the sonification of the Web and foster a community to provide education and collaboration opportunities to leverage the potential impact of high quality interactive audio on the Internet.

The Beatnik Solution

    Beatnik brings interactive music and sound to the Web through our combination of technology, content and community. Through our Beatnik portal, we aggregate a community of creative professionals, musicians and consumers and provide them with content and software that enable them to build and interact with music and sound over the Web and on their personal computers. We also license our technology to companies who integrate our solution into interactive applications and digital devices. Our solution provides the following benefits:

 Leading Interactive Audio Enabling Technology

    Our proprietary Rich Music Format, or RMF, and Beatnik Audio Engine technology enable high quality music to be easily integrated into Web sites and played in real time over an Internet connection without the need to download a large music file. The Rich Music Format is designed to provide consistent music quality across platforms through high quality, multitrack music with file sizes that are small compared to download or streaming media files, limited to use only on a specific Web site, encrypted, copyright protected and compatible with a wide variety of standard file formats. In addition, because only small samples of music files, rather than the entire music file, are downloaded from the Web page, piracy concerns are further reduced. Downloadable through our Beatnik portal, our Beatnik Editor and Converter applications enable musicians to create in and transform music to the Rich Music Format.

 Enhanced Web Site Interactivity

    Through our technology, customers can build audio content into the HTML code of a Web page to create an interactive soundtrack as the user moves the cursor across the Web page. We believe this creates a more compelling user experience and encourages users to frequent the Web site more often as well as spend more time on the Web site, creating what is commonly known as stickness. By increasing the frequency and duration of user visits, Web sites enhance their opportunity to market to these potential customers and conduct ecommerce. In addition, while the Web has traditionally relied on visual content to promote brand awareness, our solutions allow our customers to integrate their own audio branding into their Web sites.

 Online Access to a Broad Range of High Quality Production Music and Sound
 Content

    We have recently launched our Beatnik Music site, which can be accessed through our Beatnik portal, targeted at Web developers and video producers to provide audio content and information. Our Beatnik Music site is designed to enable creative professionals to browse, audition, license and download professional music and sound content, through an intuitive interface, for synchronization into Web pages, digital applications and video. We have established relationships with music libraries such as FirstCom Music, Killer Tracks, Network Music and Headspace, a library of our own RMF audio content, to secure rights to a broad range of digital music content. We believe that this ecommerce initiative is the first Web based solution aggregating a wide array of production music and audio content targeted at serving the needs of the Web developer and video producer community.

 Community for Sonification

    Through our Beatnik portal, we provide a forum for a Web-based community where professionals can acquire the tools, content and information to sonify Web sites and Web based programming. Through our Beatnik Leaders Program, we work with Web site creators such as Agency.com, iXL, Organic Online and others to teach them sonification skills and to incorporate our products in their offerings. In addition, we have integrated our sonification tools into leading rich media development software, including Adobe's GoLive, Macromedia's Dreamweaver and Director and NetObject's Fusion, to enable interactive audio features using our Rich Music Format integrated directly into a creative professional's workflow. We also encourage the incorporation of sonification skills into university curricula through our Education Leaders Program and have worked with media, art and design schools such as the Arts College of Design in Pasadena, California, the NYU Interactive Communications Program in New York and the Ex'pression Digital Media School in Emeryville, California. We also provide sonification services through our consulting organization.

 Interactive Music Experience for Consumers

    Our Beatnik portal is the aggregation point for a community of consumers, where we offer the technology, content and applications to build and interact with music and sound over the Web and on their personal computers. The Beatnik Player, which incorporates the Beatnik Audio Engine, enables users to hear and interact with music and sound on Web pages. Our GrooveGrams application enables users to create on the Web their own mixes of their favorite artists' songs and then forward these creations to others via email. Our EZ Sonifier templates enable users to add music and sound to their personal Web sites. In addition, our Mixman music creation software enables consumers to create, remix, process, edit and publish music. To aid in the development of these applications, we also have relationships with major record labels, which provide us access to Top 40 and other popular music artists such as Lou Bega, David Bowie and Puff Daddy. We believe that the reputation of our founder, Thomas Dolby Robertson, as a respected music celebrity, facilitates our access to these major record labels.

The Beatnik Strategy

    Our objective is to build on our platform of technology, content and community to become the leading provider of interactive audio solutions that sonify the Web, digital content and devices. We plan to drive creative professionals, consumers and potential licensees of our technology to our Beatnik portal where they will be exposed to all of our interactive audio solutions. Initially, we plan to focus our efforts in three areas to establish our Beatnik portal as the leading interactive audio platform:

  . Beatnik Music site--Content for professional Web developers and other media professionals

  . Professional sonification--tools and information to sonify the Web and other digital devices

  .  Consumer community--Interactive audio applications

    By establishing our Beatnik portal as the ultimate source for interactive audio technology, content, applications and information, we believe we can create a Web destination that will meet the interactive audio needs of creative professionals, music enthusiasts and hobbyists, while providing music publishers and record companies with a new revenue source on the Internet. To achieve this strategy, we intend to:

 Establish Beatnik as the Interactive Audio Solution of Choice for Creative Professionals

    We plan to increase and encourage the broad adoption of sonification on the Web and other digital devices through our Beatnik portal and programs that enable Web developers to enhance their sites through the use of music and sound. In addition, we plan to establish the Beatnik Music site as a comprehensive source for audio content and sound for Web developers, video producers and other media professionals. We intend to launch a major marketing campaign to create awareness of and drive professionals to our Beatnik Music site. As technology professionals experience our sonification solutions at different Web sites, they will be directed to our Beatnik portal to acquire the tools, content and information necessary to extend sonification beyond the Web to other digital devices. In addition, we plan to expand our Beatnik Leaders Program, which trains and supports Web site creators and others to teach sonification skills and incorporate them into their offerings, and our Education Leaders Program, which encourages the incorporation of sonification skills into university curricula. Furthermore, we plan to continue to partner with Web and media production companies similar to our current relationships with Macromedia and Media 100, to comarket our solutions and drive users to the Beatnik portal. In addition, we plan to expand our corporate services and consulting organization to assist customers with the integration of interactive audio into Web sites.

 Target Top Web Sites

    We plan to target the top, most highly trafficked Web sites especially focusing on top music group and entertainment sites. Within these sites, we plan to provide our interactive audio solutions incorporating the content that is most in demand and most searched. For example, we plan to continue working with MTV.com and its affiliated sites to provide our sonification solutions for popular music groups throughout these sites, including Lucy Pearl and Smashmouth. By integrating our sonification solutions into these popular and frequently changing areas, we plan to extend our sonification solution and become the standard interactive audio platform for the Web. In addition, we plan to expose individuals who experience a Beatnik sonified Web site to other Beatnik technology, content and applications by directing them to our Beatnik portal. For example, consumers who experience our GrooveGrams application anywhere on the Web will have opportunities to purchase our Mixman remixing software and content, as well as access any of our other sonification products and services located at our Beatnik portal or throughout the Web.

 Expand Strategic Relationships with Leading Music and Sound Content Providers

    We plan to strengthen our strategic relationships with major record labels and music libraries to increase both the quantity and quality of the music and sound content we provide. We plan to achieve this in part by continuing to leverage the reputation of our founder, Thomas Dolby Robertson. Through our relationships with major record labels and professional music and sound content providers, we believe that we can provide a wide range of high quality, popular and professional music and sound content for developing new Web based applications, and synchronization into Web sites, digital devices and video. We also plan to expand Beatnik owned content through expansion of our Headspace library.

 Expand Adoption and Promote Brand Awareness of the Beatnik Interactive Audio Platform

    We plan to encourage the sonification of the Web through encouraging downloads of the Beatnik Player and promotional offerings. We have established strategic relationships with Web sites such as listen.com, MTV.com and its affiliated sites, Shockwave.com and Yahoo! and intend to establish additional relationships with music, entertainment, ecommerce and other highly trafficked Web sites to offer compelling content to encourage downloads of our Beatnik Player. We plan to further develop relationships with Web sites and content providers outside of the United States to establish and extend our interactive audio solution into new emerging foreign markets. We also intend to comarket our Beatnik interactive audio platform both on the Web and through traditional media channels. We plan to continue to expand Beatnik Player distribution into a broad range of products and introduce new or enhanced interactive audio solutions beyond the personal computers to television set top boxes, cell phones, personal digital assistants and other digital devices.

 Enhance and Expand Interactive Music Applications

    We intend to enhance and expand our current platform of interactive audio applications such as GrooveGrams, EZ Sonifier and our Mixman application. Specifically, we intend to develop additional interactive applications and provide the tools and content to applications developers to integrate our technology and content with their products or develop their own interactive audio applications. We plan to provide new and enhanced interactive audio applications to consumers both through our Web site and through syndication to music, entertainment, ecommerce and other highly trafficked Web sites.

Products and Services

    Our interactive audio platform allows professionals and consumers to build and experience music and sound interactivity through our applications, content and technologies. Specifically, creative professionals can create interactive music content and add interactive sound and music to Web pages, and consumers can experience sonified Web sites, enabled by our Beatnik Audio Engine, and take advantage of our products to create and interact with digital audio content. Our platform includes professional applications, audio content and services and consumer software products.

 Professional Applications and Content

    The following table summarizes the sonification products we offer to professionals, how we make these products available and the targeted end user for these products:

  Product/Service      Description            Distribution        End User
---------------------------------------------------------------------------------------
  Beatnik Music site   Ecommerce service to   Downloadable from   Web developers,
                       enable creative        Beatnik portal      multimedia developers
                       professionals to                           and video producers
                       access audio content
                       from leading music
                       libraries Web,
                       including FirstCom,
                       Network Music, Killer
                       Tracks and Headspace
---------------------------------------------------------------------------------------
  Beatnik Leaders      Training and support   Direct sales        Web developers, web
  Program              services for                               sites
                       implementing
                       interactive music and
                       sound into Web sites
---------------------------------------------------------------------------------------
  Beatnik Productions  Consulting service     Direct sales        Web sites
                       for sonifying Web
                       sites
---------------------------------------------------------------------------------------
  Xtra for Director/   Software tools to      Downloadable from   Web designers
  ActionSets           enable Beatnik         Beatnik portal
                       interactive audio
                       features; works with
                       Adobe's GoLive,
                       Macromedia
                       Dreamweaver and
                       Director and
                       NetObjects' Fusion
---------------------------------------------------------------------------------------
  Beatnik              Software to enable     Downloadable from   Musicians
  Editor/Beatnik       Beatnik musicians to   Beatnik portal
  Converter            create music in
                       Beatnik's Rich Music
                       Format

 Consumer Applications and Content

    The following table summarizes the sonification products we offer to consumers, how we make these products available and the targeted end user for these products:

  Product/Service     Description            Distribution        End-User
----------------------------------------------------------------------------------
  Beatnik Player      Software to enable     Downloadable from   Internet users
                      users to hear music    Beatnik portal and
                      and sound on Web       other Web sites
                      pages

----------------------------------------------------------------------------------
  EZ Sonifier         Software to enable     Downloadable from   Consumer Web site
                      consumers to bring     Beatnik portal and  developers
                      music and sound to     partner sites
                      their Web site

----------------------------------------------------------------------------------
  GrooveGrams         Online application to  Downloadable from   Internet users
                      enable users to        Beatnik portal and
                      create and email       other music and
                      their own version of   entertainment Web
                      an artist's song on    sites
                      the Web

----------------------------------------------------------------------------------
  Mixman Studio 3.0/  Software to enable     Mixman Studio       Consumers
  Studio Pro 3.0 (PC  consumers to create,   downloadable from   music hobbyists
  and Mac)            remix, process and     Beatnik portal;
                      edit music and export  Mixman Studio 3.0
                      it to a variety of     or Mixman Studio
                      formats                Pro 3.0 purchased
                                             through retail
                                             channels, online
                                             and reseller
                                             channels

----------------------------------------------------------------------------------
  Mixman D*Plates     Music samples          D*Plates            Consumers
  and Soundiscs       available on sample    downloadable from   music hobbyists
                      CDs and remixable      Beatnik portal;
                      songs that can be      Soundiscs and
                      used with Mixman       D*Plates purchased
                      remixing software      through retail
                                             channels.


 Technology Licensing

    We license our Beatnik Audio engine to original equipment manufacturers for integration into their products. The Beatnik Audio Engine functions as a synthesizer and mixer and can be incorporated into personal computers, television set top boxes, cell phones and other digital devices to enable these devices to play high quality music and sound. We license the Beatnik Audio Engine to hardware and software manufacturers for integration into their products. For example, the Beatnik Audio Engine technology is currently incorporated into Sun Microsystem's Java Sound, a playback engine designed to be an audio subsystem for the Web, WebTV set top boxes, the Netscape Communicator 4.5 browser, the Be operating system and the Liberate set top box operating system.

Customers

    We market and sell our products and services to both the creative professional and the consumer who is a music hobbyist. In 1999, Nokia accounted for 33.0%, and Sun Microsystems for 30.0%, of our total revenue, on a Beatnik stand alone basis. The following is a representative list of our customers who purchased more than $15,000 of Beatnik or Mixman products or services in 1999:


            Interactive Audio Software Resellers   Technology Licensing
            ------------------------------------   --------------------
            ESS                                    Be, Inc.
            Sony Electronics                       Intel
            Creative Labs                          Liberate
            Intel                                  Nokia
                                                   Sun Microsystems

    In addition, we sell consumer interactive audio software through traditional retail channels, including CompUSA and Virgin Records. One of these customers, Ingram Micro represented 36.8% of Mixman's total revenue for 1999 on a stand alone basis.

    Furthermore, we provide interactive audio services to major record labels. We also license content from our currently launched Beatnik music site to corporate marketing Web sites, Web site developers and broadcast video producers.

    The following customer case studies illustrate how our customers integrate our technology and content into their products:

 Nokia

    In November 1999, we entered into a licensing agreement with Nokia, a leading provider of mobile phones, pursuant to which Nokia will license and integrate the Beatnik Audio Engine and Soundbank for use in a variety of mobile devices. We believe this agreement will enable us to further our strategy of promoting the adoption and brand awareness of Beatnik as a leading interactive audio platform by integrating our interactive audio technology into a broad range of digital devices.

 Intel

    In early 1999, Intel sonified its Pentium III processor Showcase Website using Beatnik applications as well as featured content that utilized this technology. In addition, Intel made the Beatnik Player available to owners of Pentium III processor-based personal computers via the Intel Web Outfitter Service Toolkit CD that is available to members of the Intel Web Outfitter service. Intel also made the Radio Mixman application, Mixman Studio FX software and promotional D*Plates available on the Intel Web Outfitter Service Toolkit CD and Web site. We believe these programs help further brand awareness of Beatnik as a leading interactive audio platform.

 Zomba

    In December 1999, we entered into an agreement with FirstCom Music, Inc., a wholly owned subsidiary of Zomba Enterprises, Inc. pursuant to which FirstCom Music will provide production music library content for both linear and Rich Music Format for licensing from our Beatnik Music site. In addition, we have entered into an agreement with Zomba Recording Corporation pursuant to which we will develop, over a two year period, 20 GrooveGrams for artists represented by Zomba, and place them on high traffic Web sites. To date, we have developed GrooveGrams for music from artists such as Britney Spears and Weird Al Yankovic which are available on the Yahoo! Web site.

Strategic Relationships

    We seek to expand and establish strategic relationships that provide us with opportunities to expand market acceptance of our interactive audio products and services. We intend to continue to develop strategic relationships in the following areas:

 Content Relationships

    Through our relationships with leading music libraries, we seek to provide creative producers of Web sites and traditional media access to compelling content for use in their projects. To date, we have established relationships with music libraries such as FirstCom Music, Killer Tracks and Network Music who provide their professional music and sound content on our Web site in exchange for royalty payments. We also have relationships with record labels such as BMG, Sony Music and Zomba which provide us with Top 40 and other popular music content.

 Applications Partners

    We intend to expand and establish relationships with software applications providers to offer Web developers convenient access to Beatnik applications and content from within their own software workflow environment, thus making it easier for developers to sonify their sites. For example, we have established relationships with Macromedia and NetObjects to incorporate our professional sonification tools into their Web development software products. This enables their customers to add high quality interactive music and sound to their Web development projects. In addition, we have established a relationship with Media 100 to enable their video production users to select, audition and license music and sound from our Web site.

 Community Partners

    We seek to further expand relationships to promote the widespread adoption of Web site sonification and the use of Beatnik applications and content to achieve that sonification. Through the Beatnik Leaders Program, we seek to train and support Web design firms such as iXL and Organic Online, and audio production companies to implement interactive music and sound into customer Web sites and, in the future, to provide a resale channel for Beatnik applications and content. We have established relationships with music, entertainment, ecommerce and other highly trafficked Web sites such as listen.com, MTV.com and its affiliated sites, Shockwave.com and Yahoo! to promote downloads of the Beatnik Player and provide access to our interactive audio applications and content through applications such as GrooveGrams and MTV's online, interactive jukebox.

    The following case studies illustrate how our strategic partners enable us to promote the rapid and widespread adoption of our interactive audio platform:

 Yahoo!

    In August 1999, we entered into an agreement with Yahoo!, a global Internet media company, pursuant to which Yahoo! licenses Beatnik interactive audio technologies and content. For example, visitors to a Yahoo! Web site can download the Beatnik Player and listen to audio content provided by Beatnik, including sound files which play when visitors roll over logos and other graphic elements on the page. Through a promotion on certain Yahoo! properties, visitors may also interact directly with their favorite songs through Beatnik's GrooveGrams technology which also enables users to create and email their own mixes of their favorite music. These promotional mixes are judged by some of the participating artists. We believe this agreement further our strategy to promote rapid and widespread adoption of our interactive audio platform through relationships with high traffic Web sites.

 MTVN Online

    In March 2000, we entered into an agreement with MTV.com, a top music and entertainment Web site, pursuant to which MTV.com licenses both Beatnik technologies and content to energize the web sites with interactive music of MTV.com and it's affiliates, including but not limited to, vh1.com and sonicnet.com. In the same way MTV's television offering built a following through innovative new video music programming, the MTV sites plan to use Beatnik's Web sonification applications to build a leading community of musically active, loyal, and contributing members for the MTV sites. In our first endeavor, MTV showcased a Beatnik GrooveGram featuring Lucy Pearl with a finish the album contest where fans submit a remix online and the winner's track is published on the band's debut album. In addition, Mixman products will be purchased (software download) from the MTV sites. We believe that this agreement will enable us to further our strategy of promoting interactive music and sound as a critical component of developing online music communities where users can interact with music and download Beatnik and Mixman technologies that ultimately allows fans to remix and publish their own music.

Technology

    Our core technology includes our Beatnik Audio Engine and our Rich Music Format, or RMF. The Beatnik Audio Engine allows Web pages to have a soundtrack consisting of audio and sound effects. In contrast to appearing in a separate window, the Beatnik Audio Engine, through the Beatnik Player, allows the embedding of sound files into the Web page design itself. Users merely interact with the page as they normally would, and the Beatnik Audio Engine, through the Beatnik Player provides a high quality, real time soundtrack as it responds to a user's mouse movements by playing music and sound as the user navigates the Web page.

    Our proprietary Rich Music Format files are small, secure, multitrack interactive audio files which give instructions to the Beatnik Audio Engine to play music samples. The Rich Music File Format provides several advantages over download and streaming technologies, including reduced bandwidth constraints, interactive audio features, consistent audio quality across platforms and enhanced security. Our Rich Music Format technology reduces bandwidth constraints because rather than downloading an entire music file, only the instructions and samples are downloaded. This enables high quality sound to work within the capacity constraints of the current Web user by integrating the instructions into the Web pages. The multitrack interactive features of the Rich Music Format enables the user to hear and interact with high quality music and sound content in real time. In addition, the Rich Music Format files are encrypted and provide copyright protection, thereby reducing concerns relating to piracy.

    Our technology is supported by five patents in the general areas of software and synthesis, streaming transmission of compressed music and the synchronization and simultaneous playing of music.

Web Site Operations and Customer Support

    Our Web site is designed for high availability. Our Web servers and licensed music are hosted at the Exodus Communications Internet Data Center in Santa Clara, California. The Internet Data Center provides the physical environment to keep the servers running 24 hours a day, seven days per week. The Internet Data Center provides facilities and services, including temperature control systems, seismically braced racks and several security measures. In addition, the Internet Data Center provides scalable, high speed Internet access, network monitoring services and data backup services for all of our servers. The Internet Data Center is designed to deliver the high levels of reliability through redundant systems such as fiber optic communication trunks from multiple sources, a redundant power system on the premises and multiple backup generators.

    Our Web site uses industry standard practices and name brand system components. We have developed technology to allow our Beatnik Music site, which we introduced during the first quarter of 2000, to be searchable by several criteria, including category, genre, mood, tempo or key words. Sun Enterprises servers hosting the Web site run the Solaris version of UNIX and have been load balanced for performance as well as fault tolerance. Apache and Stronghold Web servers as well as Oracle 8i database are the technologies used for the current Beatnik site.

    We provide two tiers of customer support. Tier 1 support is provided to respond to customer concerns regarding any aspect of our products and services. Tier 2 support is provided for questions more technical in nature and advanced problem solving. Our customer support is phone, email and Web based. We have implemented the Action Request System by the Remedy Corporation to and in our Tier 1 and Tier 2 support.

Research and Development

    We devote a substantial portion of our resources to developing new interactive audio products and services, enhancing our current products and services, improving our core technology and strengthening our technological expertise. Our research and development efforts are focused on the continued development and enhancement of our interactive audio technology and applications and on development of our Web site, including our Beatnik Music site. During 1997, 1998 and 1999, our research and development expenses were approximately $825,000, $1.1 million and $3.6 million. We intend to continue to devote significant resources to research and development for the foreseeable future. As of February 29, 2000, we had 31 employees in research and development.

    We are actively participating in the MIDI Manufacturer's Association to promote the use of the RMF concept as a basis for a new industry standard audio file type for interactive audio applications within Internet devices. We believe this participation will facilitate the widespread integration of interactive music and sound content into Web sites.

Sales, Distribution and Marketing

 Sales and Distribution

    We sell and distribute our products and services through the following direct and indirect channels:

    Online Distribution. We distribute our professional applications, software and content through our Beatnik portal. In addition, we intend to expand the downloadable distribution of Mixman software and content products.

    Licensing and Retailer. We focus our licensing efforts on increasing the number of devices that incorporate the Beatnik Audio Engine. Specifically, we target manufacturers of personal computers, television set top boxes, cell phones, personal digital assistants and other digital devices to incorporate the Beatnik Audio Engine into their products for consumer use. We focus our Mixman software reseller efforts on targeting personal computer, soundcard and storage device manufacturers to integrate our Mixman technology for distribution with their products.

    Retail. We use traditional retail channels to market and sell our Mixman software products. Specifically, we distribute our Mixman products and content through distributors such as Ingram Micro and Navarre. We also rely on international distributors in the United Kingdom, Germany and Japan.

    Sales of Music Promotion Services and Sonification and Syndication Services. Our music promotion sales force targets major recording companies to obtain access to compelling content in exchange for promotional opportunities for artists represented by these recording companies. In addition, we target major advertising agencies, Web design firms and music, entertainment, ecommerce and other highly trafficked Web sites to create music and sound on Web sites. By educating and training customers to incorporate music and sound into their Web sites, we enable them to in turn resell our interactive audio applications and content to their clients.

 Marketing

    Our marketing efforts are focused on the adoption and brand awareness of Beatnik as the solution provider for interactive audio on the Web. To this end, our marketing efforts will focus on developing co-marketing relationships, online and product marketing and education. We also intend to undertake traditional public relations and advertising campaigns such as radio and television advertisements and continue to promote Beatnik products through in store and concert venue CDs. We intend to provide access to the content on our Web site in exchange for advertising and promotional opportunities. We also plan to continue our online marketing campaigns through top Web sites such as listen.com, MTV.com and its affiliated sites, Shockwave.com and Yahoo! These campaigns will be conducted together with our partners, which include distributors, resellers and customers.

Competition

    We face competitive pressures from numerous actual and potential competitors, including Apple Computers, Inc., MacroMedia, Microsoft Corporation and RealNetworks, Inc., as well as large Internet portals who may acquire competitive technologies, many of these companies have longer operating histories, greater brand recognition, larger audiences, larger technical, production and editorial staffs, a more established Internet presence and significantly greater financial, technical and marketing resources than us.

    Although we do not compete against any one entity with respect to all aspects of our interactive audio platform, we do face competition from content providers, audio engine companies and software companies. Specifically, we compete with business to business music licensing portals to provide music and sound content on the Web. We also compete with companies who provide audio engines for digital applications. In addition, in the retail software market, our Mixman line of software products competes with music creation software products from companies such as Sonic Foundry, Inc., Magix Entertainment Corp. and Cakewalk. We may not be able to compete successfully with these or new emerging interactive audio solutions companies.

    We believe that the principal competitive factors affecting our market are:

  .  product features;

  .  product performance;

  .  breadth and quality of audio content; and

  .  price.

We believe that our products currently compete favorably with respect to these factors; however, our market is new and rapidly changing and we expect competition to increase. We may not be able to compete successfully against current or future competitors.

Intellectual Property

    The status of United States patent protection in the Internet industry is not well defined and will evolve as the U.S. Patent and Trademark Office grants additional patents. We have five patents in the general areas of software and synthesis, streaming transmission of compressed music and the synchronization and simultaneous playing of music. We currently have one patent application pending in the United States, and we may seek additional patents in the future. We do not know if our patent application or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we have or may receive will be challenged or invalidated. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, and our competitors may independently develop technology similar to ours. We will continue to assess appropriate occasions for seeking patent and other intellectual property protections for those aspects of our technology that we believe constitute innovations providing significant competitive advantages. The pending and any future applications may or may not result in the issuance of valid patents and trademarks.

    Our success depends in part upon our rights in proprietary software technology, some of which is patented. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patent, and we enter into confidentiality agreements with those of our employees and consultants involved in product development. "Beatnik," "Headspace" and "Mixman" are our registered trademarks, and D*Plates, Soundiscs and Radio Mixman are our common law trademarks. We routinely require our employees, customers, and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology, or business plans. In addition, we require employees to agree to surrender to Beatnik any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. These precautions may not prevent misappropriation or infringement of our intellectual property.

    Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against us. Although we have not received notice of any alleged infringement, our products may infringe issued patents that may relate to our products. In addition, because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our software products. We may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Intellectual property litigation is expensive and time consuming and could divert management's attention away from running our business. This litigation could also require us to develop non infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

    As of February 29, 2000, we had 102 full time employees, including 43 in sales and marketing, 31 in research and development and 14 in general and administrative. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Legal Proceedings

    We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

    Our corporate headquarters are located in San Mateo, California, where we occupy approximately 12,000 square feet under a lease expiring in December 2001 and 12,261 square feet under a lease expiring in June 2002. We believe our facilities will be adequate to meet our requirements for at least the next 12 months.

                                   MANAGEMENT

Directors and Executive Officers

    Our directors, executive officers and key employees and their ages as of December 31, 1999 are as follows:

         Name           Age                            Position
----------------------  --- ---------------------------------------------------------------
Lorraine J. Hariton      45 President, Chief Executive Officer and Director
Thomas Dolby Robertson   41 Chief Beatnik and Director
Patrizia M. Owen         41 Chief Financial Officer
Eric C. Almgren          34 Senior Vice President of Sales and Label Relations and Director
John Jeffrey Martin      34 Senior Vice President of Marketing and Business Development
Joshua G. Gabriel        32 Vice President, Consumer and Online Applications
Susan M. Marsch          43 Vice President, General Counsel and Secretary
M. Richard Asher(1)      67 Director
Allen L. Morgan(1)       46 Director
Joseph Rizzi(1)          57 Director
Brian Roberts(2)         36 Director
A. Thampy Thomas(2)      53 Director

--------
(1)Member of compensation committee.
(2)Member of audit committee.

    Lorraine J. Hariton has served as the President and Chief Executive Officer and as a director of Beatnik since January 1999. From September 1993 to January 1999, Ms. Hariton served as Vice President and Senior Vice President for Network Computing Devices, Inc., a network computer hardware and software company. Prior to joining Network Computing Devices, Ms. Hariton spent 15 years in sales and marketing at IBM and Rolm. Ms. Hariton holds a B.S. in Mathematical Sciences from Stanford University and an M.B.A. from Harvard University.

    Thomas Dolby Robertson, our founder, has served as Chief Beatnik since January 1999 and as a director of Beatnik since he founded Beatnik in May 1996. From May 1996 to January 1999, Mr. Robertson served as the President and Chief Executive Officer of Beatnik. Prior to founding Beatnik, Mr. Robertson was, and continues to be, an innovator in the area of computer music and software.

    Patrizia M. Owen has served as the Chief Financial Officer of Beatnik since September 1999. From August 1997 to August 1999, Ms. Owen served as the Vice President of Finance and Corporate Development for Internet Profiles Corporation, a Web analysis and research company. From November 1993 to August 1997, Ms. Owen served as the Vice President of Corporate Development for Compression Labs, Inc., a video conferencing company. Ms. Owen holds an M.B.A. from the University of British Columbia and an H.B.A. from the University of Western Ontario.

    Eric C. Almgren has served as Senior Vice President of Sales and Label Relations and as a director of Beatnik since December 1999. From March 1995 to December 1999, Mr. Almgren served as the President, Chief Executive Officer and Chief Financial Officer of Mixman Technologies, Inc. Mr. Almgren was also a founder of Silicon Image, Inc. Mr. Almgren holds a BSEE from the University of California, Santa Barabara and an M.B.A. from the University of Texas, Austin.

    John Jeffrey Martin has served as the Senior Vice President of Marketing and Business Development of Beatnik since May 1999. From May 1993 to May 1999, Mr. Martin served as Senior Director, Division of Publishing, Entertainment and New Media at Apple Computers, Inc., a personal computing company.

    Joshua G. Gabriel has served as Vice President, Consumer and Online Applications, of Beatnik since December 1999. From January 1995 to December 1999, Mr. Gabriel served as Creative Officer of Mixman. From June 1993 to December 1994, Mr. Gabriel worked on various major projects, including audio production projects for Disney, Sega, Philips, Virgin Games and various record companies. Mr. Gabriel holds a BFA, Production Sound/Music Composition, from the California Institute of the Arts.

    Susan M. Marsch has served as General Counsel and Secretary of Beatnik since January 2000. From February 1998 to January 2000, Ms. Marsch served as Vice President and Associate General Counsel of Trust Company of the West, an investment management firm. From October 1993 to February 1998, Ms. Marsch was an associate in the corporate department at the law firm of Latham & Watkins in Los Angeles, California and specialized in corporate finance and mergers and acquisitions. Ms. Marsch holds a B.B.A. and a J.D. degree from the University of Michigan.

    M. Richard Asher has served as a director of Beatnik since December 1999. For the past five years, Mr. Asher has been self-employed as a consultant in the areas of software, music and electronics. Prior to working as consultant, Mr. Asher served as President and Chief Executive Officer of Polygram Records, Inc., a record company. From 1994 to 1999, Mr. Asher served as a director of Mixman Technologies, Inc. From 1984 to the present, Mr. Asher has been a director of Electronic Arts Inc., a public company. Mr. Asher holds a B.A. from Tufts University and a J.D. from Cornell University.

    Allen L. Morgan has served as a director of Beatnik since May 1999. Since January 1999, Mr. Morgan has been a general partner of the Mayfield Fund, a venture capital firm. From May 1997 to December 1998, Mr. Morgan was a partner at the law firm of Latham & Watkins. From November 1983 to May 1997, Mr. Morgan was a partner at the law firm of Wilson, Sonsini, Goodrich & Rosati. Mr. Morgan currently serves on the board of directors of Varsitybooks.com and Foliotrade.com as well as several private companies. Mr. Morgan holds an O.B. from Dartmouth College, a B.A. and an M.A. from Oxford University and a J.D. from the University of Virginia.

    Joseph Rizzi has served as a director of Beatnik since May 1996. Since August 1986, Mr. Rizzi has served as a general partner of Matrix II and III, a venture capital firm. Mr. Rizzi currently serves on the board of directors of Micro Linear Corporation and Veritas Software Corp. as well as several private companies. Mr. Rizzi holds a BSEE and MSEE from the University of New Hampshire.

    Brian Roberts has served as a director of Beatnik since January 1999. Since October 1995, Mr. Roberts has served as the Senior Vice President of Finance and Commercial Operations of Zomba Music Publishing. From February 1994 to October 1995, Mr. Roberts served as the Vice President of Finance and Chief Financial Officer for Zomba Music Publishing. Mr. Roberts holds a B.Sc. in Business Administration and is a Certified Public Accountant in the State of New York.

    A. Thampy Thomas has served as a director of Beatnik since May 1996. Mr. Thomas is a private venture capital investor. Mr. Thomas currently serves on the board of directors of several private companies. Mr. Thomas holds a BSEE from Birla Institute of Technology and Science and an MSEE and Ph.D. from Stanford University.

    There are no family relationships among any of our directors or executive officers.

Board Committees

    Our board of directors has a compensation committee and an audit committee.

    Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors and executive officers of Beatnik and administering various incentive compensation and benefit plans. Prior to December 1999, we did not have a compensation committee.

Our board of directors established executive compensation levels for 1999. M. Richard Asher, Allen L. Morgan and Joseph Rizzi are the current members of the compensation committee. Lorraine Hariton, our Chief Executive Officer, will participate in all discussions and decisions regarding salaries and incentive compensation for all non-executive employees and consultants of Beatnik.

    Our audit committee reviews our annual audit and meets with our independent auditors to review our internal controls and financial management practices. Joseph Rizzi, Brian Roberts and A. Thampy Thomas are the current members of the audit committee.

Director Compensation

    Except for the grant of stock options, we do not currently compensate our directors for their services as directors. Directors who are employees of Beatnik are eligible to participate in our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. We also reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings.

Executive Compensation

    The following table provides summary information concerning compensation earned by or paid to our chief executive officer and to our one other most highly compensated executive officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to Beatnik during 1999. These individuals are referred to as the "named executive officers." Other than the salary and bonus described below, Beatnik did not pay any executive officer named in the Summary Compensation Table any fringe benefits, perquisites or other compensation in excess of 10% of that executive officer's salary and bonus during 1999.

                           Summary Compensation Table

                                                                 Long-Term
     Name and Principal Position       Annual Compensation  Compensation Awards
     ---------------------------       ----------------------------------------
                                                            Security Underlying
                                         Salary     Bonus       Options(#)
                                       ----------- ----------------------------
Lorraine J. Hariton(1)................ $   168,269       --      2,400,344
 President and Chief Executive Officer
Thomas Dolby Robertson................ $   133,250       --        440,000
 Chief Beatnik
John Jeffrey Martin(2)................ $    96,807 $  7,500        800,000
 Senior Vice President of Marketing
   and Business Development

--------
(1)Ms. Hariton joined Beatnik as its President and Chief Executive Officer in January 1999.
(2)Mr. Martin joined Beatnik in May 1999.

Option Grants in Last Fiscal Year

    The percentage of total options granted is based on an aggregate of 6,831,436 options granted in 1999 (excluding 1,276,011 options assumed on the acquisition of Mixman). The exercise price on the date of grant was equal to the fair market value on the date of grant as determined by the board of directors. Options have a maximum term of 10 years subject to earlier termination for specified events related to cessation of employment. The 5% and 10%, assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Beatnik's estimate or projection of the future stock price.

    The values reflected in the table may never be achieved. The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at

December 31, 1999 and the exercise prices of the options. Solely for purposes of determining the value of the options at December 31, 1999, we have assumed that the fair market value of shares of common stock issuable upon exercise of
options was $      per share, the assumed initial public offering price, since the common stock was not traded in an established market prior to the offering.

    These stock options were granted under the 1997 Stock Plan and are immediately exercisable. We have a right to repurchase at cost any shares which have been exercised but remain unvested at the time of the officer's cessation of employment. 1,333,344 of Ms. Hariton's options and 240,000 of Mr. Robertson's options vest at a rate of 25% upon the first anniversary of the officer's vesting start date and 1/48th per month thereafter. 1,333,344 of Ms. Hariton's options provide for accelerated vesting upon a change of control. 1,067,000 of Ms. Hariton's options and 200,000 of Mr. Robertson's options vest at a rate of 20% upon the first anniversary of the officer's vesting start date and 1/60th per month thereafter.

                                                                       Potential Realizable Value
                                                                         at Assumed Annual Rates
                                                                       of Stock Price Appreciation
                                                                             for Option Term
                                                                       ---------------------------
                                    Percentage of
                                    Total Options Exercise
                                     Granted to    or Base
                           Options  Employees in    Price   Expiration
          Name             Granted     1999(1)    ($/Share)    Date         5%            10%
          ----            --------- ------------- --------- ---------- ------------- -------------
Lorraine J. Hariton.....  1,333,344     19.5%       $.10      4/05/09
                          1,067,000     15.6        $.10     12/15/09
Thomas Dolby Robertson..    240,000      3.5        $.10       4/6/09
                            200,000      2.9        $.10     12/15/09
John Jeffrey Martin.....    360,000      5.3        $.10      6/03/09
                            440,000      6.4        $.10     12/15/09

                       Option Grants in Last Fiscal Year


   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option
                                     Values

    The following table assumes a per share fair market value equal to
$          , the mid-point of the initial public offering range.

                                                          Number of         Value of Unexercised In-
                            Shares                 Unexercised Options at     the-Money Options at
                          Acquired on    Value         Fiscal Year-End           Fiscal Year-End
          Name            Exercise(#) Realized($) Exercisable/Unexercisable Exercisable/Unexercisable
          ----            ----------- ----------- ------------------------- -------------------------
Lorraine J. Hariton(1)..   1,333,344                   1,067,000 / --
Thomas Dolby
  Robertson(1)..........          --       --            440,000 / --
John Jeffrey Martin.....          --       --            800,000 / --

--------
(1) Ms. Hariton, Mr. Robertson and Mr. Martin's option agreements allow for early exercise subject to repurchase by Beatnik over the vesting period. A portion of the shares acquired by Ms. Hariton, Mr. Robertson and Mr. Martin upon exercise of their options remains subject to vesting.

Compensation Committee Interlocks and Insider Participation

    The members of our compensation committee are currently M. Richard Asher, Allen L. Morgan and Joseph Rizzi. No interlocking relationship exists, or has existed in the past, between the board of directors or compensation committee and the board of directors or compensation committee of any other company.

1997 Stock Plan

    Our 1997 Stock Plan was adopted by the board of directors in February 1997 and will be amended and restated effective upon completion of this offering. Our 1997 Stock Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code to employees and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors and consultants. A total of 7,861,153 shares of common stock have been reserved for issuance under our 1997 Stock Plan as of December 31, 1999.

    Our compensation committee and our non-insider option committee administer our 1997 Stock Plan. Our compensation committee consists of at least two directors who are "non-employee directors," as defined in Rule 16b-3. The board of directors may amend our 1997 Stock Plan as desired without further action by Beatnik's stockholders except as required by applicable law. Our 1997 Stock Plan will continue in effect until terminated by the board or for a term of 10 years from its amendment and restatement date, whichever is earlier.

    The consideration for each award under our 1997 Stock Plan will be established by the compensation committee, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant. Awards will have such terms and be exercisable in such manner and at such times as the compensation committee may determine. However, each incentive stock option must expire within a period of not more than 10 years from the date of grant.

    Generally, options granted under the 1997 Stock Plan vest over four years, and are nontransferable other than by will or the laws of descent and distribution. In the event of specified changes in control of Beatnik, the acquiring or successor corporation may assume or substitute for options outstanding under the 1997 Stock Plan, or these options will terminate. Some options granted to our executive officers provide for partial acceleration upon a change in control of Beatnik. As of December 31, 1999,

  . 3,131,788 shares of common stock have been issued upon the exercise of options; and

  .  438,800 shares were available for future awards.

Mixman 1995 Equity Incentive Plan

    Upon the closing of our acquisition of Mixman on December 14, 1999, we assumed outstanding options to purchase shares of common stock of Mixman that became exercisable for 1,276,011 shares of Beatnik common stock subject to vesting restrictions. As of December 31, 1999, options to purchase 1,276,011 shares of common stock were outstanding under the Mixman Stock Plan.

2000 Stock Incentive Plan

    The 2000 Stock Incentive Plan was adopted by our board of directors on March 10, 2000 and will be submitted for approval by our stockholders prior to the completion of this offering. The 2000 Stock Incentive Plan will be administered by our compensation committee. The 2000 Stock Incentive Plan provides for the direct award or sale of shares of common stock and for the grant of options to purchase shares of common stock. The 2000 Stock Incentive Plan provides for the grant of incentive stock options as defined in Section 422 of the Internal Revenue Code and the grant of nonstatutory stock options and stock purchase rights to employees, non-employee directors, advisors and consultants.

        shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. However, in no event may one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more
than            shares in the aggregate in any one fiscal year. The number of shares reserved for issuance under the 2000 Stock Incentive Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .         shares;

  . 5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  the number of shares determined by the board of directors.

    The 2000 Stock Incentive Plan will have the following program features:

  . Qualified employees will be eligible for the grant of incentive stock options to purchase shares of common stock;

  . Qualified non-employee directors will be eligible to receive automatic option grants, to be made at periodic intervals, to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the date of grant;

  . The compensation committee will determine the exercise price of options or the purchase price of stock purchase rights, but in no event will the option price for incentive stock options be less than 100% of the fair market value of the stock on the date of grant;

  . The exercise price or purchase price may, at the discretion of the compensation committee, be paid in, among other things, cash, cash equivalents, full-recourse promissory notes, past services or future services.

    The 2000 Stock Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances. The committee may grant options or stock purchase rights in which all or some of the shares shall become vested in the event of a change in control of the company. Change in control is defined under the 2000 Stock Incentive Plan as:

  . a change in the composition of the board of directors, as a result of which fewer than one-half of the incumbent directors are directors who either:

    -- had been directors of the company 24 months prior to the change; or

    -- were elected, or nominated for election, to the board with the affirmative votes of at least a majority of the directors who had been directors 24 months prior to the change and who were still in office at the time of the election or nomination; or

  . an acquisition or aggregation of securities by a person, as defined in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, as a result of which the person becomes the beneficial owner of twenty percent or more of the voting power of Beatnik's outstanding securities.

    The board of directors will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The
2000 Stock Incentive Plan will terminate no later than           .

2000 Employee Stock Purchase Plan

    The board of directors adopted our 2000 Employee Stock Purchase Plan in March 2000, to be effective upon completion of this offering. We will be submitting it for approval by our stockholders prior to the completion of this
offering. A total of            shares of common stock have been reserved for
issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years from 2000 through 2009 by the lesser of:

  .                shares;

  . 1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  .  the number of shares determined by the board of directors.

    Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, is administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors of Beatnik but excluding 5% or greater stockholders) are eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation.

    The 2000 Employee Stock Purchase Plan will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods,
other than the first offering period, commencing on            and
of each year. The board of directors will establish participation periods for our 2000 Employee Stock Purchase Plan, none of which will exceed six months. During each participation period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each participation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to commence on the date of this offering and end on
                     , 200 . The initial purchase period is expected to begin
on the date of this offering and end on          , 200 .

    The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the participation period or on the purchase date, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with Beatnik. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

401(k) Plan

    In December 1999, we established a tax-qualified employee savings and retirement plan for which Beatnik's employees will generally be eligible. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. To date, Beatnik has made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by Beatnik, if any, will be deductible by Beatnik when made.

Employment Agreements and Change in Control Arrangements

    We do not have formal employment agreements with any of our named executive officers.

    1,333,344 of the shares of common stock issued to Lorraine Hariton vest over a period of time, which vesting is accelerated in the event of a change of control of Beatnik. In addition, all of the options granted to Patrizia Owen are subject to vesting which is accelerated upon a change of control of Beatnik.

Limitation of Liability and Indemnification Matters

    Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemption; or

  . any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

    We are entering into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                              CERTAIN TRANSACTIONS

    Since our inception, there has not been any transaction or series of transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the transactions described below.

    We sold 950,000 shares of Series A preferred stock in July and August 1996 at a price of $0.60 per share, 1,999,971 shares of Series A preferred stock in March and April 1997 at a price of $0.60 per share and 760,000 shares of Series A preferred stock in December 1997 and October 1998 at a price of $0.84 per share. Between November 1998 and May 1999, we sold and issued 1,309,523 shares of Series B preferred stock at a price of $0.84 per share. Between May 1999 and September 1999, we sold and issued 9,439,991 shares of Series C preferred stock at a price of $1.1647316 per share. In connection with our acquisition of Mixman on December 14, 1999, we issued and sold 3,697,399 shares of Series D preferred stock and 7,386,884 shares of common stock. In addition, in March 2000 we sold 6,750,951 shares of Series E preferred stock at a price of $5.00 per share. Upon completion of this offering, each share of Series A, Series B, Series C, Series D and Series E preferred stock will convert into one share of common stock.

Transactions with Management and Others

    The following table summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and our 5% stockholders:

                                                  Shares
                          -------------------------------------------------------
                                    Series                      Series
                           Common      A    Series B  Series C     D    Series E
                          --------- ------- --------- --------- ------- ---------
Directors and Executive
  Officers:
Lorraine Hariton........  1,333,344      --        --        --      --        --
Thomas Dolby Robertson..  2,237,800      --        --        --      --        --
Eric C. Almgren.........  2,313,424      --        --        --      --        --
M. Richard Asher........    135,613      --        --        --   3,071    10,000
Joseph Rizzi (1)........    300,000 319,750    47,619    95,987      --    40,000
A. Thampy Thomas (2)....    300,000 319,751    47,619    95,987      --    40,000
Allen L. Morgan.........         --      --        --        --      --    30,000
5% Stockholders:
Entities affiliated with
  Mayfield (3)..........         --      --        -- 4,807,973      -- 1,241,075
Entities affiliated with
  Zomba (4).............  1,476,191      -- 1,190,476 1,091,979      --        --
Entertainment Media
  Ventures, LLC.........         --      --        -- 1,931,775      --   327,887
Joshua G. Gabriel.......  2,313,424      --        --        --      --        --

--------
(1) Includes shares held in trust for the benefit of Mr. Rizzi's family and shares held by members of his family.

(2) Includes shares held in trust for the benefit of Mr. Thomas' children, Suneil Thomas and Ahin Thomas.

(3) Allen L. Morgan, one of our directors, is a general partner with Mayfield Fund, a venture capital firm, and its related entities.

(4) Common share number includes warrants to purchase 1,000,000 shares. Brian Roberts, one of our directors, is the Senior Vice President of Finance and Commercial Operations of Zomba Music Publishing which is affiliated with Zomba.

    These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financings. Ms. Hariton, Mr. Dolby, Mr. Thomas and Mr. Rizzi were affiliates of Beatnik at the time they purchased the above securities. Entertainment Media and the Mayfield entities became affiliates of Beatnik in connection with the Series C preferred stock financing. Mr. Asher and Mr. Almgren became affiliates of Beatnik at the time of our acquisition of Mixman.

Business Relationships

    In December 1999, we entered into an agreement with FirstCom Music, a wholly owned subsidiary of Zomba Enterprises, pursuant to which FirstCom Music will provide production music content for both linear and Rich Music Format for licensing from our Beatnik Music site. In addition, we have entered into an agreement with Zomba Recording Corporation pursuant to which we will develop, over a two year period, 20 GrooveGrams for artists represented by Zomba.

    The agreements above were negotiated with the unaffiliated directors of Beatnik and approved by the disinterested directors of the Registrant and Beatnik believes that these agreements were on terms no less favorable to Beatnik than would have been obtained from unaffiliated third parties.

Indebtedness of Management

    It is our current policy that all transactions between us and our officers, directors, 5% stockholders and their affiliates will be entered into only if these transactions are approved by a majority of the disinterested directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

    In July 1999, Beatnik loaned Lorraine Hariton, our Chief Executive Officer, $100,000 pursuant to a five year promissory note bearing interest at the rate of 5.74% (the applicable federal rate) per annum in connection with Ms. Hariton's exercise of options. In January 2000, Beatnik loaned Lorraine Hariton, the Chief Executive Officer of Beatnik, $106,700 pursuant to a five year promissory note bearing interest at the rate of 6.11% (the applicable federal rate) per annum in connection with Ms. Hariton's exercise of options.

    For information concerning indemnification of directors and officers, see "Management--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of common stock as of December 31, 1999 and includes the 6,750,951 shares of Series E preferred stock on March 10, 2000, and as adjusted to reflect the sale
of     shares of common stock in this offering, by:

  . each person or entity known to us to own beneficially more than 5% of our common stock;

  .  each of the named executive officers;

  .  each of our directors; and

  .  all executive officers and directors as a group.

    The following table assumes no exercise of the underwriters' over-allotment option. Applicable percentage ownership is based on 40,472,738 shares of common stock outstanding as of December 31, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of
this offering, and     shares outstanding immediately after completion of this
offering.

    Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder's name.

    Unless otherwise indicated, the address for the following stockholders is c/o Beatnik, Inc., 2600 El Camino Real, San Mateo, California 94403.

                                   Total Shares   Percentage of Common Stock
Name and Address of Beneficial     Beneficially ------------------------------
Owner                                 Owned     Before Offering After Offering
------------------------------     ------------ --------------- --------------
5% Stockholders:
Entities affiliated with Mayfield
  Fund(1).........................   6,049,048       15.0%
  2800 Sand Hill Road
  Suite 250
  Menlo Park, CA 94025
Entities affiliated with
  Zomba(2)........................   3,758,646        9.1
  138 W. 25th Street
  8th Floor
  New York, NY 10001
Joshua Gabriel....................   2,313,424        5.7
Entertainment Media Ventures,
  LLC.............................   2,259,662        5.6
  828 Moraga Drive
  2nd Floor
  Los Angeles, CA 90049
Executive Officers and Directors:
Lorraine J. Hariton(3)............   2,400,344        5.8
Thomas Dolby Robertson(4).........   2,677,800        6.5
Eric C. Almgren...................   2,313,424        5.7
M. Richard Asher(5)...............     359,290          *
Allen L. Morgan(1)(6).............   6,079,048       15.0
Joseph Rizzi(7)...................     803,356        1.9
Brian Roberts(2)..................   3,758,646        9.1
A. Thampy Thomas(8)...............     803,357        1.9
John Jeffrey Martin(9)............     800,000        1.9
All directors and executive
  officers as a group (11
  persons)(10)....................  20,395,265       46.3%

--------
*  Less than 1%.
(1) Represents 5,513,846 shares of common stock held by Mayfield IX, 290,202 shares of common stock held by Mayfield Associates Fund IV and 245,000 shares held by Sound Trust. Mr. Morgan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliates with Mayfield.
(2) Represents 476,191 shares of common stock held by Zomba Enterprises Inc., 2,282,455 shares of common stock held by Zomba Entertainment Holdings, B.V. a warrant to purchase 500,000 shares of common stock held by Zomba Recording Corporation and a warrant to purchase 500,000 shares of common stock held by Zomba Enterprises, Inc. Mr. Roberts disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in entities affiliated with Zomba.
(3) Includes 2,067,000 shares of common stock subject to Beatnik's right of repurchase.
(4) Includes 440,000 shares of common stock issuable under immediately exercisable options, all of which are subject to Beatnik's right of repurchase.
(5) Includes 108,897 shares of common stock issuable under immediately exercisable options.
(6) Includes 30,000 shares of common stock, held by Mr. Morgan.
(7) Includes 399,070 shares of common stock held in trust for the benefit of Mr. Rizzi's family and held by members of his family.
(8) Includes 105,987 shares of common stock held in trust for the benefit of Mr. Thomas' children, Suneil Thomas and Ahin Thomas.
(9) Represents 800,000 shares of common stock issuable under immediately exercisable options, all of which are subject to Beatnik's right of repurchase.
(10) Includes 1,813,344 shares of common stock subject to Beatnik's right of repurchase, 2,335,897 shares issuable under immediately exercisable options, all of which are subject to Beatnik's right of repurchase and 1,000,000 shares issuable upon exercise of warrants.

                          DESCRIPTION OF CAPITAL STOCK

    Upon completion of this offering, and after giving effect to the conversion of all outstanding preferred stock into common stock and our reincorporation into the state of Delaware, our authorized capital stock will consist of 100,000,000 shares of common stock, $.0001 par value, and 5,000,000 shares of preferred stock, $.0001 par value.

Common Stock

    As of December 31, 1999, there were 40,472,738 shares of common stock outstanding held by approximately 172 stockholders of record.

    Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of common stock are entitled to the following:

    Dividends. Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

    Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and will not have cumulative voting rights unless Beatnik is subject to Section 2115 of the California Corporations Code.

    Cumulative voting for the election of directors is not authorized by our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    Preemptive rights, conversion and redemption. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    Liquidation, dissolution and winding-up. Upon liquidation, dissolution or winding-up of Beatnik, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

    Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefore, duly and validly issued, fully paid and nonassessable.

Preferred Stock

    The board of directors is authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

    The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock.

    The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Beatnik. We have no current plans to issue any shares of preferred stock.

Warrants

    In June 1999, we issued a warrant to purchase 25,530 shares of common stock at an exercise price of $1.1647316 per share which expires upon the earlier of June 30, 2002 or the consummation of a qualified public offering. In August 1999, we issued a warrant to purchase 333,888 shares of our Series C preferred stock at an exercise price of $1.1647316 per share which expires on August 20, 2001 or earlier upon breach of the recording and promotions agreement. On December 1, 1999, we issued a warrant to purchase 50,000 shares of common stock at an exercise price of $6.00 per share which expires on December 1, 2002 or upon a qualified public offering. On November 16, 1999, we issued a warrant to purchase 500,000 shares of common stock at an exercise price of $2.00 per share which expires November 15, 2002. On December 31, 1999, we issued a warrant to purchase 500,000 shares of common stock at an exercise price of $5.00 per share which expires December 31, 2002 or upon a qualified public offering.

Registration Rights

    Upon completion of this offering, the holders of 26,817,253 shares of common stock issuable upon conversion of the Series A, B, C, D and E preferred stock and upon the exercise of warrants have the right to cause us to register these shares under the Securities Act as follows:

  . Demand Registration Rights. At the earlier of March 10, 2004 or six months after this offering, the holders of 50% of the common stock issued upon conversion of Series A, B, C, D or E preferred stock may request that we register their shares with respect to at least 30% of their registrable securities.

  . Piggyback Registration Rights. The holders of registrable securities may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others subject to a pro rata cutback to a minimum of 10% of any offering other than our initial public offering.

  . S-3 Registration Rights. The holders of at least thirty percent (30%) of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already effected two such S-3 registrations within the past 12 months and if the aggregate proceeds are at least $500,000.

    Registration of shares of common stock pursuant to the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Shares Eligible for Future Sale" and "Certain Transactions." Beatnik will pay all registration expenses, other than underwriting discounts and commissions in connection with any registration. The registration rights terminate five years following completion of this offering, or, with respect to each holder of registrable securities, when the holder can sell all of the holder's shares in any 90-day period under Rule 144 under the Securities Act.

Section 2115

    We are currently subject to Section 2115 of the California General Corporation Law. Section 2115 provides that, regardless of a company's legal domicile, some provisions of California corporate law will apply to that company if more than 50% of its outstanding voting securities are held of record by persons having addresses in California and the majority of the company's operations occur in California. For example, while we are subject to
Section 2115, stockholders may cumulate votes in electing directors. This means that each stockholder may vote the number of votes equal to the number of candidates multiplied by the number of votes to which the stockholder's shares are normally entitled in favor of one candidate. This potentially allows minority stockholders to elect some members of the board of directors. When we are no longer subject to Section 2115, cumulative voting will not be allowed and a holder of 50% or more of our voting stock will be able to control the election of all directors. In addition to this difference, Section 2115 has the following additional effects:

  . enables removal of directors with or without cause with majority stockholder approval;

  .  places limitations on the distribution of dividends;

  . extends additional rights to dissenting stockholders in any reorganization, including a merger, sale of assets or exchange of shares; and

  . provides for information rights and required filings in the event we effect a sale of assets or complete a merger.

    We anticipate that our common stock will be qualified for trading as a national market security on the Nasdaq National Market and that we will have at least 800 stockholders of record by the record date for our 2000 annual meeting of stockholders. If these two conditions occur, then we will no longer be subject to Section 2115 as of the record date for our 2000 annual meeting of stockholders.

Delaware Anti-Takeover Law and Certain Charter Provisions

 Delaware Takeover Statute

    We are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to this date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates owns, or within three years, did own beneficially 15% or more of the outstanding voting stock of the corporation. Section 203 defines business combination to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

 Certificate of Incorporation and Bylaws

    Undesignated Preferred Stock. Under our certificate of incorporation, the board of directors has the power to authorize the issuance of up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, may:

  .  delay, defer or prevent a change in control of Beatnik;

  . discourage bids for the common stock at a premium over the market price of our common stock;

  . adversely affect the voting and other rights of the holders of our common stock; and

  . discourage acquisition proposals or tender offers for our shares and, as a consequence, inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

    Advance Notice Provisions. Our bylaws establish advance notice procedures for stockholder proposals and nominations of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board.

    Special Meeting Requirements. Our bylaws provide that special meetings of stockholders be called by the chairman of the board, the chief executive officer or the board of directors.

    Cumulative Voting. Both our certificate of incorporation and our bylaws do not provide for cumulative voting in the election of directors.

    The provisions described above may only be amended by approval of the holders of at least 66 2/3% of the outstanding common stock and may have the effect of deterring a hostile takeover or delaying a change in control or management of Beatnik.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Boston EquiServe, L.P.

Listing

    We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "BTNK."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale.

    Nevertheless, sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the market price of our common stock to decline.

    When this offering is completed, we will have a total of            shares
of common stock outstanding, assuming no exercise of outstanding options. The shares offered by this prospectus will be freely tradable unless they are purchased by our "affiliates," as defined in Rule 144 under the
Securities Act of 1933. The remaining            shares are "restricted," which
means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144.

Lock-up Agreements

    The holders of        shares of common stock have agreed to a 180 day
"lockup" with respect to these shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180 day lockup period, these shares may be sold in accordance with Rule 144.

Rule 144

    In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

   .  1% of the then outstanding shares of our common stock, which will equal
      approximately            shares upon completion of this offering; or

   . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed with the Securities and Exchange Commission.

    Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under
Rule 144 and subject to volume limitations,            of the restricted shares
will be eligible for sale beginning 180 days after the date of the final prospectus, and the remaining restricted shares will become salable at various times thereafter.

Rule 144(k)

    A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Rule 701 and Options

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director or consultant who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait 90 days after the date of this prospectus before selling such shares. However, all shares issued by us pursuant to Rule 701 are subject to lockup provisions and will only become eligible for sale upon the expiration of 180 days after the date of this prospectus.

Registration

    Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our Mixman 1995 Equity Incentive 1997 Plan, Stock Option Plan, 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan. Based on the number of shares subject to outstanding options at December 31, 1999, and currently reserved for issuance under these plans, this registration statement would cover approximately shares.

    This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180 day lockup agreements. In addition, holders of 26,227,645 shares of common stock, including shares issuable upon exercise of outstanding warrants, will be entitled to registration rights. See "Description of Capital Stock-- Registration Rights."

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                          Number
                                                                            of
   Underwriter                                                            Shares
   -----------                                                            ------
   FleetBoston Robertson Stephens Inc...................................
   CIBC World Markets Corp. ............................................
   U.S. Bancorp Piper Jaffray Inc.......................................
                                                                          -----
     Total..............................................................
                                                                          =====

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that
price less a concession of not more than $           per share, of which
$           may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors considered in such negotiations will be prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, our present state of development and other factors deemed relevant.

    The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-allotment Option

    We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to additional shares of common stock at the same price per share as we will
receive for the            shares that the underwriters have agreed to
purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of
the            shares offered hereby. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If this option is exercised in full, the total public offering price, underwriting discounts and
commissions and proceeds to us will be $          , $           and
$          , respectively.

    The following table summarizes the compensation to be paid to the underwriters by us:

                                                                  Total
                                                           -------------------
                                                            Without    With
                                                      Per    Over      Over
                                                     Share Allotment Allotment
                                                     ----- --------- ---------
Underwriting discounts and commissions payable by
  us................................................

    We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will
be approximately $          .

 Indemnity

    The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-up Agreements

    Each of our officers, directors and stockholders has agreed, for a period of 180 days after the date of this prospectus, that, subject to exceptions, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. Other than an agreement releasing from the lock-up period the shares acquired by non-affiliate employees of Beatnik in our directed share program, there are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that until 180 days after the date of this prospectus, we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders prior to the expiration of the lock-up period or issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise of outstanding warrants and options, and (3) the issuance of options under existing stock option and incentive plans. See "Shares Eligible for Future Sale."

 Listing

    We have applied for quotation on the Nasdaq National Market under the symbol "BTNK."

 Stabilization

    The representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Directed Share Program

    At our request, the underwriters have reserved up to 5% shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Beatnik. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

 Share Purchases

    On March 10, 2000, individuals affiliated with FleetBoston Robertson Stephens, one of the representatives, purchased 23,800 shares of Series E preferred stock at a price of $5.00 per share, for an aggregate purchase price of $119,000.

                                 LEGAL MATTERS

    Selected legal matters with respect to the validity of the common stock offered by this prospectus are being passed upon for Beatnik by Pillsbury Madison & Sutro LLP, Palo Alto, California. Certain partners of Pillsbury Madison & Sutro LLP and an investment partnership comprised of partners and former partners of that firm beneficially own an aggregate of 139,982 shares of Beatnik common stock. Legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

    The consolidated financial statements of Beatnik, Inc. as of December 31, 1998 and December 31, 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Mixman Technologies, Inc. as of December 31, 1997 and December 31, 1998 and for each of the two years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to Beatnik and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the Web site of the SEC referred to above.

                                 BEATNIK, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Beatnik, Inc.
Report of Independent Accountants..........................................  F-2
Consolidated Balance Sheets................................................  F-3
Consolidated Statements of Operations......................................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)..................  F-5
Consolidated Statements of Cash Flows......................................  F-6
Notes to Consolidated Financial Statements.................................  F-7
Mixman Technologies, Inc.
Report of Independent Accountants.......................................... F-21
Balance Sheets............................................................. F-22
Statements of Operations................................................... F-23
Statements of Shareholders' Deficit........................................ F-24
Statements of Cash Flows................................................... F-25
Notes to Financial Statements.............................................. F-26
Unaudited Pro Forma Combined Financial Information......................... F-36
Pro Forma Combined Statement of Operations (unaudited)..................... F-37
Notes to Unaudited Pro Forma Combined Financial Information................ F-38

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Beatnik, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Beatnik, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 13, 2000

                                 BEATNIK, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                    Pro Forma
                                                  December 31,     December 31,
                                                -----------------  ------------
                                                 1998      1999        1999
                                                -------  --------  ------------
                                                                   (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $   812  $  6,191    $  6,191
  Accounts receivable, net.....................      --       582         582
  Prepaid expenses and other assets............     106     1,300       1,300
  Inventory....................................      --        95          95
                                                -------  --------    --------
     Total current assets......................     918     8,168       8,168
Property and equipment, net....................      43       877         877
Intangible assets, net.........................     175    27,741      27,741
                                                -------  --------    --------
     Total assets.............................. $ 1,136  $ 36,786    $ 36,786
                                                =======  ========    ========
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable............................. $    69  $    776    $    776
  Amounts owed to related parties..............     192         4           4
  Accrued expenses and other payables..........      22     1,349       1,349
  Short-term borrowings........................      --        21          21
  Capital lease obligations....................      --       109         109
  Deferred revenue.............................     539       875         875
  Deferred tax.................................      --       527         527
                                                -------  --------    --------
     Total current liabilities.................     822     3,661       3,661
Capital lease obligations, long term...........      --       222         222
Deferred tax, long-term........................      --     1,033       1,033
                                                -------  --------    --------
     Total liabilities.........................     822     4,916       4,916
                                                -------  --------    --------
Commitments and contingencies (Note 10)
Convertible preferred stock....................   3,390    22,221          --
                                                -------  --------    --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 18,000 and
    41,000 shares authorized at December 31,
    1998 and 1999 and 5,169 and 15,565 shares
    issued and outstanding at December 31,
    1998 and 1999, respectively................       5        16          34
  Additional paid-in capital...................     731    33,753      55,956
  Notes receivable from stockholders...........     (12)     (191)       (191)
  Deferred stock-based compensation............      --    (9,656)     (9,656)
  Accumulated deficit..........................  (3,800)  (14,273)    (14,273)
                                                -------  --------    --------
     Total stockholders' equity (deficit)......  (3,076)    9,649      31,870
                                                -------  --------    --------
     Total liabilities, convertible preferred
       stock and stockholders' equity
       (deficit)............................... $ 1,136  $ 36,786    $ 36,786
                                                =======  ========    ========

   The accompanying notes are an integral part of these financial statements.

                                 BEATNIK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                                   Year Ended December 31,
                                                   --------------------------
                                                    1997     1998      1999
                                                   -------  -------  --------
Revenues:
  Sonification.................................... $   194  $   675  $  1,239
  Interactive audio software......................      --       --       253
                                                   -------  -------  --------
     Total revenues...............................     194      675     1,492
                                                   -------  -------  --------
Cost of revenues:
  Sonification....................................     296      294       980
  Interactive audio software......................      --       --        56
                                                   -------  -------  --------
     Total cost of revenues.......................     296      294     1,036
                                                   -------  -------  --------
Gross profit (loss)...............................    (102)     381       456
                                                   -------  -------  --------
Operating expenses:
  Research and development........................     825    1,125     3,625
  Sales and marketing.............................     211      199     1,969
  General and administrative......................     487      617     1,939
  Amortization of purchased goodwill and other
    intangibles...................................      --       --       364
  Amortization of deferred stock-based
    compensation..................................      --       --     2,972
  In-process research and development.............      --       --       241
                                                   -------  -------  --------
     Total operating expenses.....................   1,523    1,941    11,110
                                                   -------  -------  --------
Loss from operations..............................  (1,625)  (1,560)  (10,654)
                                                   -------  -------  --------
Other income and expense:
  Interest income.................................      19        8       183
  Interest expense................................     (10)     (73)      (13)
  Other income....................................      89       29        11
                                                   -------  -------  --------
     Total other income and expense...............      98      (36)      181
                                                   -------  -------  --------
Net loss.......................................... $(1,527) $(1,596) $(10,473)
                                                   =======  =======  ========
Basic and diluted net loss per share.............. $ (0.35) $ (0.35) $  (1.60)
                                                   =======  =======  ========
Shares used in computing basic and diluted net
  loss per share..................................   4,339    4,579     6,566
                                                   =======  =======  ========
Pro forma basic and diluted net loss per share
  (Note 2)........................................                   $  (0.65)
                                                                     ========
Shares used in computing pro forma basic and
  diluted net loss per share......................                     16,194
                                                                     ========


   The accompanying notes are an integral part of these financial statements.

                                 BEATNIK, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  For The Three Years Ended December 31, 1999
                                 (In thousands)



                                                                                                  Total
                              Common Stock    Additional                Deferred               Stockholders'
                              --------------   Paid-In    Notes from  Stock-Based  Accumulated    Equity
                              Shares  Amount  Capital   Stockholders Compensation   Deficit     (Deficit)
                              ------  ------ ---------- ------------ ------------ ----------- -------------
Balance at December 31,
  1996.....................    4,276   $ 4    $    76      $  (9)      $    --     $   (677)     $  (606)
 Issuance of common stock..       60    --          4         --            --           --            4
 Repurchase of common
   stock...................     (183)   --        (11)        --            --           --          (11)
 Issuance of common stock
   for note................      160    --         10        (10)           --           --           --
 Collection of stockholder
   note receivable.........       --    --         --          4            --           --            4
 Net loss..................       --    --         --         --            --       (1,527)      (1,527)
                              ------   ---    -------      -----       -------     --------      -------
Balance at December 31,
  1997.....................    4,313     4         79        (15)           --       (2,204)      (2,136)
 Issuance of common stock..      214    --         13         --            --           --           13
 Repurchase of common
   stock...................      (81)   --         (1)        --            --           --           (1)
 Issuance of common stock
   for services............      486     1        481         --            --           --          482
 Issuance of common stock
   for deferral of note
   interest................       90    --         60         --            --           --           60
 Issuance of common stock
   for deferral of
   salaries and consulting
   fees....................      147    --         99         --            --           --           99
 Collection of stockholder
   note receivable.........       --    --         --          3            --           --            3
 Net loss..................       --    --         --         --            --       (1,596)      (1,596)
                              ------   ---    -------      -----       -------     --------      -------
Balance at December 31,
  1998.....................    5,169     5        731        (12)           --       (3,800)      (3,076)
 Issuance of common stock..      424     1         45         --            --           --           46
 Exercise of stock
   options.................      500     1         41         --            --           --           42
 Issuance of common stock
   for notes receivable....    1,623     2        161       (163)           --           --           --
 Issuance of common stock
   for services............      201    --         65         --            --           --           65
 Issuance of common stock
   for charitable
   contribution............       20    --         64         --            --           --           64
 Issuance of warrants for
   services................       --    --      1,544         --            --           --        1,544
 Issuance of common stock
   for conversion of notes
   payable.................      240    --         23         --            --           --           23
 Issuance of common stock
   on acquisition of
   Mixman..................    7,388     7     18,451         --            --           --       18,458
 Note receivable assumed on
   acquisition of Mixman...       --    --         --        (22)           --           --          (22)
 Collection of stockholder
   note receivable.........       --    --         --         10            --           --           10
 Deferred stock-based
   compensation............       --    --     12,628         --       (12,628)          --           --
 Amortization of unearned
   stock-based compensation..     --    --         --         --         2,972           --        2,972
 Interest receivable from
   stockholders............       --    --         --         (4)           --           --           (4)
 Net loss..................       --    --         --         --            --      (10,473)     (10,473)
                              ------   ---    -------      -----       -------     --------      -------
Balance at December 31,
  1999.....................   15,565   $16    $33,753      $(191)      $(9,656)    $(14,273)     $ 9,649
                              ======   ===    =======      =====       =======     ========      =======

   The accompanying notes are an integral part of these financial statements.

                                  BEATNIK, INC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
Cash flows from operating activities:
 Net loss..........................................  $(1,527) $(1,596) $(10,473)
 Adjustments to reconcile net loss to net cash used
   in operating activities:
  Preferred and common stock for salary, services
    and other......................................       --      765     1,079
  Amortization of deferred stock-based
    compensation...................................       --       --     2,972
  Write off of in-process research and
    development....................................       --       --       241
  Depreciation and amortization....................      106      124       594
  Gain on sale of short-term investment............      (64)      --        --
  Allowance for doubtful accounts..................       --       40        98
  Changes in assets and liabilities:
   Accounts receivable.............................      (89)      93      (539)
   Prepaid expenses and other current assets.......       (2)     182      (727)
   Accounts payable................................     (100)      54       682
   Deferred revenue................................      569      (29)      166
   Accrued liabilities.............................      (11)     (40)      924
                                                     -------  -------  --------
     Net cash used in operating activities.........   (1,118)    (407)   (4,983)
Cash flows from investing activities:
 Acquisition of property and equipment.............      (39)     (12)     (724)
 Acquisition of intangible assets..................       --       --       (74)
 Sale of short-term investments....................       65       --        --
                                                     -------  -------  --------
     Net cash provided by (used in) investing
       activities..................................       26      (12)     (798)
Cash flows from financing activities:
 Proceeds from issuance of convertible preferred
   stock, net of issuance cost.....................    1,704      582    10,919
 Repurchase of common stock........................      (11)      (1)       --
 Proceeds from sale of common stock and exercise of
   stock options...................................        4       13        88
 Repayment of notes receivable from stockholder....        4        3        10
 Payments on capital lease obligation..............       --       --       (13)
 Proceeds from (repayment of) notes payable........     (120)     130       (64)
 Cash acquired in business acquisition.............       --       --       220
                                                     -------  -------  --------
     Net cash provided by financing activities.....    1,581      727    11,160
                                                     -------  -------  --------
Net increase in cash and cash equivalents..........      489      308     5,379
Cash and cash equivalents at beginning of period...       15      504       812
                                                     -------  -------  --------
Cash and cash equivalents at end of period.........  $   504  $   812  $  6,191
                                                     =======  =======  ========
Supplemental disclosures of cash flows information:
 Cash paid for interest............................  $    10  $    12  $     13
Supplemental disclosures of non-cash investing and
  financing activities:
 Deferred stock-based compensation.................  $    --  $    --  $ 12,628
 Warrants issued in connection with services.......  $    --  $    --  $  1,544
 Common stock purchased with notes receivable......  $    10  $    --  $    163
 Common stock issued for conversion of notes
   payable.........................................  $    --  $    --  $     23
 Common stock issued for deferral of salaries and
   fees............................................  $    --  $    99  $     --
 Common stock issued for services..................  $    --  $   482  $     65
 Common stock issued for deferral of interest on
   note............................................  $    --  $    60  $     --
 Preferred stock issued for conversion of notes
   payable.........................................  $    --  $    --  $     99
 Preferred stock issued for purchase of intangible
   asset...........................................  $    --  $   126  $     --
 Equipment leased under capital leases.............  $    --  $    --  $    354

   The accompanying notes are an integral part of these financial statements.

                                 BEATNIK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1--The Company:

 The Company

    Beatnik, Inc. (the "Company") was incorporated in California on May 1, 1996. The Company provides interactive music and sound to the Web through a combination of technology and content. This includes a line of software technologies, applications and access to production music and content that enables the integration of interactive audio content into the Web experience or sonification. The Company develops, markets and sells interactive audio software to creative professionals, potential licensees of Beatnik technology and consumers enabling them to build, interact with music and sound over the Web, on computers or other digital devices.

Note 2--Summary of Significant Accounting Policies:

 Principles of consolidation

    These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

 Use of estimates

    The preparation of consolidated financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair value of financial instruments

    Carrying amounts of certain of the Company's financial instruments, including cash, cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for leases with similar terms, the carrying value of capital lease obligations approximates fair value.

 Cash and cash equivalents

    Cash and cash equivalents are stated at cost, which approximates fair value. The Company includes in cash equivalents all highly liquid investments which mature within three months of their purchase date. Cash equivalents consist primarily of money market funds and certificates of deposit.

 Inventory

    Inventory includes music remix software and recorded music in CD format and is stated at the lower of cost (first in first out method) or market.

 Property and equipment

    Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets, generally three to five years.

 Intangible assets

    Intangible assets consist primarily of goodwill, customer listing, patents and intellectual property, which are being amortized on a straight line basis over three years.

                                 BEATNIK, INC.

 Impairment of long-lived assets

    The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company will assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

 Pro forma stockholders' equity

    The pro forma stockholders' equity as of December 31, 1999 reflects the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 18,157,000 shares of common stock. Each share of convertible preferred stock automatically converts into shares of common stock based on at the then effective conversion ratio upon the closing of a public offering of common stock at a per share price of at least $4 per share with gross proceeds of at least $10,000,000.

 Segment information

    The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company operates in one business segment, primarily in the United States.

 Revenue recognition

 Sonification

    Sonification represents services and related licenses which allow Internet web sites to provide integrated interactive audio content. Revenues from sonification are recognized either as the services are performed, or upon completion for services which are furnished within a short period of time (generally less than 30 days). Where the Company provides maintenance service, such revenues are recognized over the term of the maintenance agreement.

 Interactive audio software

    The Company's interactive audio software product was acquired with Mixman Technologies, Inc. (see note 4). Revenues from sale of such software are recognized upon shipment of the software product, except for consignment sales which are recognized at the time payment is received. In the event the Company grants customers the right to specific upgrades, license revenue is deferred until delivery of the specific upgrade.

 Research and development

    Research and development expenditures are charged to expenses as incurred.

 Advertising expense

    Advertising costs are expensed as incurred. Such costs were $42,000, $6,000 and $47,000 for each of the years in the period ended December 31, 1999.

 Stock options

    The Company accounts for stock compensation arrangements with employees in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to

                                 BEATNIK, INC.

Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, stock compensation is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's common stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provision of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with, Selling Goods or Services."

 Net loss per share

    Basic and diluted net loss per share is computed by dividing the net loss available to holders of Common Stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share excludes potential shares of common stock if their effect is antidilutive. Potential common stock consists of shares of common stock issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the Series A, Series B, Series C, Series D1 and Series D2 convertible preferred stock.

    The following tables sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the period indicated (in thousands):

                                                                 December 31,
                                                              ------------------
                                                              1997  1998   1999
                                                              ----- ----- ------
   Series A Convertible Preferred Stock...................... 3,560 3,710  3,710
   Series B Convertible Preferred Stock......................   --  1,190  1,309
   Series C Convertible Preferred Stock......................   --    --   9,440
   Series D1 Convertible Preferred Stock.....................   --    --   1,963
   Series D2 Convertible Preferred Stock.....................   --    --   1,735
   Convertible preferred stock warrants......................   --    --     334
   Common Stock warrants.....................................   --    --   1,075
   Common Stock options......................................   380   147  5,567
                                                              ----- ----- ------
                                                              3,940 5,047 25,133
                                                              ===== ===== ======

 Pro forma net loss per share (unaudited)

    Pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B, C, D1 and D2 convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute pro forma basic net loss per share for the year ended December 31, 1999 of 9,628,000 shares. The calculation of pro forma diluted net loss per share excludes potential shares of common stock as their effect would be antidilutive.

 Comprehensive income

    The Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income, ("SFAS No. 130"). This statement requires companies to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. To date the Company has not had any transactions that are required to be reported as items of other comprehensive income.

                                 BEATNIK, INC.

 Recent accounting pronouncements

    In June 1998, the Financial Accounting Standard Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will adopt SFAS No. 133 during its year ending March 31, 2002. To date, the Company has not engaged in derivative or hedging activities. The Company is currently reviewing the impact, if any, of adopting SFAS No. 133.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of the operations of the Company.

Note 3--Business Risk and Concentration of Credit Risk

    The Company operates in the Internet industry, which is rapidly evolving and intensely competitive. The Company has a limited operating history and its prospects are subject to risks and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop new or enhanced products and services in a timely manner, or to provide new products and services that achieve rapid and broad market acceptance.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments (including money market accounts) and accounts receivable. The Company places its cash, cash equivalents, and short-term investments with major financial institutions, and such deposits exceed federally insured limits.

    The Company does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the year ended December 31, 1998, Customer A accounted for 62% of all revenue recorded by the Company. For the year ended December 31, 1999, Customer A accounted for 30% and Customer B accounted for 33% of all revenue recorded by the Company and Customer A accounted for 12%, Customer C accounted for 10% and Customer D accounted for 17% of accounts receivable at December 31, 1999.

Note 4--Acquisition of Mixman Technologies Inc.

    On December 14, 1999, the Company acquired all of the outstanding common stock, preferred stock and common stock options of Mixman Technologies, Inc. ("Mixman") for a total purchase price of $26,385,000. Mixman was incorporated in May 17, 1993. The Company licenses and sells the Mixman Studio line of software products, which includes consumer and professional quality audio mixing software applications and multi format sample CD ROM's. The acquisition was accounted for as a purchase and the results of operations of Mixman have been included in the financial statements from the date of acquisition.

                                 BEATNIK, INC.

    The allocation of the purchase price was based on the estimated fair values of the net tangible and intangible assets acquired and liabilities assumed at the date of the acquisition. The excess of the purchase price over the net tangible and intangible assets acquired and liabilities assumed was allocated to goodwill. The allocation of the purchase price was as follows (in thousands):

   Tangible assets..................................................... $   430
   Liabilities.........................................................  (2,196)
   Goodwill............................................................  23,939
   Patents and other intangibles.......................................   3,971
   In-process research and development.................................     241
                                                                        -------
                                                                        $26,385
                                                                        =======

    The amount allocated to the purchased in-process technology was determined based on an appraisal completed by an independent third party using established valuation techniques and was expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. The product percentage of completion was estimated to be 75%. The value of this in-process technology was determined by estimating the costs to develop the purchased in-process technology into a commercially viable product, estimating the resulting net cash flows from the sale of the product resulting from the completion of the in-process technology and discounting the net cash flows back to their present value. Research and development costs to bring in-process product from Mixman to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows.

    The following unaudited pro forma financial information reflects the results of operations for the year ended December 31, 1999, as if the acquisition of Mixman had occurred on January 1, 1999. The pro forma results exclude the $241,000 nonrecurring write-off of in-process research and development (in thousands).

   Revenue..........................................................  $  3,491
   Net loss attributable to common stockholders.....................  $(19,568)
   Net loss per share attributable to common stockholders, basic and diluted........................................................  $  (1.44)

                                 BEATNIK, INC.

Note 5--Balance Sheet Components (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 -----  -------
Accounts receivable:
  Accounts receivable-trade....................................  $  40  $   968
  Allowance for doubtful accounts..............................    (40)    (177)
  Allowance for sales returns..................................     --     (209)
                                                                 -----  -------
                                                                 $  --  $   582
                                                                 =====  =======
Prepaid expenses and other assets:
  Prepaid marketing and public relations services..............  $  78  $   885
  Deposits.....................................................      1      203
  Other........................................................     27      212
                                                                 -----  -------
                                                                 $ 106  $ 1,300
                                                                 =====  =======
Inventory:
  Work in process..............................................  $  --  $    65
  Finished goods...............................................     --       30
                                                                 -----  -------
                                                                 $  --  $    95
                                                                 =====  =======
Property and equipment:
  Computer equipment and software..............................  $ 111  $ 1,076
  Furniture and fixtures.......................................      1       56
                                                                 -----  -------
                                                                   112    1,132
  Less: Accumulated depreciation...............................    (69)    (255)
                                                                 -----  -------
                                                                 $  43  $   877
                                                                 =====  =======

    Property and equipment includes $354,000 of assets under capital leases at December 31, 1999. Accumulated depreciation of assets under capital lease totaled $21,000 at December 31, 1999. There were no assets under capital leases during 1998.

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 -----  -------
Intangible assets:
  Goodwill and other purchased intangibles.....................  $  --  $27,910
  Intellectual property........................................    237      278
  Patents and other intangible assets..........................    126      219
                                                                 -----  -------
                                                                   363   28,407
  Less: Accumulated amortization...............................   (188)    (666)
                                                                 -----  -------
                                                                 $ 175  $27,741
                                                                 =====  =======
Accrued expenses and other payables:
  Accrued compensation and benefits............................  $  12  $   505
  Accrued royalty..............................................     --      130
  Other........................................................     10      714
                                                                 -----  -------
                                                                 $  22  $ 1,349
                                                                 =====  =======

                                 BEATNIK, INC.

Note 6--Convertible Preferred Stock:

    Convertible preferred stock, $0.001 par value, consists of the following (in thousands):

                                        Shares Issued and
                                           Outstanding         December 31, 1998    December 31, 1999
                                    ------------------------- -------------------- --------------------
                           Shares   December 31, December 31,   Net    Liquidation   Net    Liquidation
                         Authorized     1998         1999     Proceeds   Amount    Proceeds   Amount
                         ---------- ------------ ------------ -------- ----------- -------- -----------
Series A................    3,710      3,710         3,710     $2,393    $2,226    $ 2,393    $ 2,226
Series B................    1,309      1,190         1,309        997     1,000      1,096      1,100
Series C................   10,500         --         9,440         --        --     10,919     10,998
Series D1...............    2,500         --         1,963         --        --      4,152        689
Series D2...............    2,225         --         1,735         --        --      3,661      1,527
                           ------      -----        ------     ------    ------    -------    -------
                           20,244      4,900        18,157     $3,390    $3,226    $22,221    $16,540
                           ======      =====        ======     ======    ======    =======    =======

    The holders of preferred stock have various rights and preferences as follows:

 Voting

    Each share of convertible preferred stock has voting rights equal to the equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

    As long as at least 20% of convertible preferred stock remains outstanding, the Company must obtain approval from a majority of the holders of convertible preferred stock in order to alter the Articles of Incorporation as related to convertible preferred stock, authorize a dividend for any class or series other than convertible preferred stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

 Dividends

    Holders of Series A, B, C, D1 and D2 convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.036, $0.05, $0.07, $0.02 and $0.06 per share, when and if declared by the Board of Directors. No dividends on convertible preferred stock or common stock have been declared by the Board from inception through December 31, 1999.

 Liquidation

    In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and convertible preferred stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series A, B, C, D1 and D2 convertible preferred stock are entitled to receive an amount of $0.60, $0.84, $1.165, $0.35 and $0.88 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed to preferred and common stockholders in proportion to common stock equivalents held. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably to the convertible preferred stockholders.

 Conversion

    Each share of convertible preferred stock is convertible into shares of the Company's common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of

                                 BEATNIK, INC.

convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon the closing of a public offering of common stock at a per share price of at least $4 per share with gross proceeds of at least $10,000,000.

    At December 31, 1999, the Company reserved 3,710,000, 1,309,000, 10,500,000, 2,500,000 and 2,225,000 shares of common stock for the conversion of Series A, B, C, D1 and D2 convertible preferred stock.

    On August 20, 1999, in connection with promotional services provided by Yahoo! Inc., the Company issued warrants to purchase an aggregate of 334,000 shares of Series C preferred stock at an exercise price of $1.165 per share. The warrants expire on the earlier of August 20, 2001 or breach of the recording and promotions agreement from the warrant holder or the Company. The Company valued the warrants using the Black-Scholes model, applying an expected life of two years, a weighted average risk-free rate of 5.65%, an expected dividend yield of zero percent, an expected volatility of 70% and an estimated fair value of common stock of $1.165. The estimated fair value of the warrants of $160,000 is being amortized over the one year term of the agreement. In addition, the agreement is automatically renewed at the end of the one year term unless either party gives the other notice that it does not want to renew the agreement. If the agreement is renewed, Yahoo! Inc. will receive an additional warrant for shares equal to one percent of the Company's outstanding capital stock exercisable at the then fair market value of the stock.

Note 7--Common Stock:

    The Company's Articles of Incorporation, as amended, authorize the Company to issue 41,000,000 shares of $0.001 par value common stock.

    On June 30, 1999, in connection with a lease, the Company issued an aggregate of 25,000 common stock warrants at an exercise price of $1.165 per share. The warrants expire at the earlier of (a) the closing of an authorized initial public offering or (b) June 30, 2002. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk free rate of 5.62%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $1.165 per share. The fair value of the warrants of $15,000 is being amortized over the two year lease term.

    On December 1, 1999, in connection with an addendum to the property lease, the Company issued an aggregate of 50,000 common stock warrants at an exercise price of $6.00 per share. The warrants expire at the earlier of (a) the closing of an authorized initial public offering or (b) December 1, 2002. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk free rate of 6.04%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $2.85 per share. The fair value of the warrants of $29,000 is being amortized over the two year lease term.

    On November 16, 1999, in connection with a music licensing agreement, the Company issued an aggregate of 500,000 common stock warrants to Zomba Recording Corporation at an exercise price of $2.00 per share. The warrants expire on November 15, 2002. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk free rate of 5.78%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $2.44 per share. The fair value of the warrants of $585,000 is being amortized over the two year period of the agreement.

    On December 31, 1999, in connection with a music licensing agreement, the Company issued an aggregate of 500,000 common stock warrants to Zomba Enterprises, Inc. at an exercise price of $5.00 per

                                 BEATNIK, INC.

share. The warrants expire at the earlier of (a) the closing of an authorized initial public offering or (b) December 31, 2002. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk free rate of 6.29%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $3.61 per share. The fair value of the warrants of $755,000 has been expensed in full in 1999.

    The Company has reserved shares of common stock for the following (in thousands):

                                                                    December 31,
                                                                    ------------
                                                                    1998   1999
                                                                    ----- ------
   Stock option plan............................................... 4,700  7,861
   Common stock warrants...........................................    --  1,075
   Convertible preferred stock..................................... 4,900 20,244
   Convertible preferred stock warrants............................    --    334

    Common stock issued to certain employees and stock issued under option exercises are subject to repurchase. On December 31, 1999, 2,076,000 shares of common stock were subject to such repurchase.

Note 8--Stock Option Plan:

    Under the 1997 Stock Option Plan (the "Plan"), as amended, and the Mixman plan assumed upon the acquisition of Mixman, the Company may grant stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISO's may be granted only to Company employees and directors. The Company has reserved 7,861,000 shares of common stock for issuance under the Plan.

    Options under the Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options generally vest over four years, but may be exercised at any time. Shares issued pursuant to options exercised prior to vesting are subject to repurchase during the original vesting period.

                                 BEATNIK, INC.

    The following table summarizes activity under the Company's Plan from inception through December 31, 1999 (including the Mixman Plan) (in thousands, except per share amounts):

                                                Number of  Number of  Weighted
                                                 Shares     Options   Average
                                                Available Issued and  Exercise
                                                for Grant Outstanding  Price
                                                --------- ----------- --------
   Balances, January 1, 1997...................      --         --     $  --
   Shares reserved.............................     700         --        --
   Options granted.............................    (622)       622      0.06
   Options exercised...........................      --       (226)     0.06
   Options cancelled...........................      16        (16)     0.06
                                                 ------     ------     -----
   Balances, December 31, 1997.................      94        380      0.06
   Shares reserved.............................   4,000         --        --
   Options granted.............................    (160)       160      0.06
   Options exercised...........................      --       (218)     0.06
   Options cancelled...........................     175       (175)     0.06
                                                 ------     ------     -----
   Balances, December 31, 1998.................   4,109        147      0.06
   Shares reduced..............................    (274)        --        --
   Shares reserved.............................   3,435         --        --
   Options granted.............................  (6,832)     6,832      0.10
   Options assumed in connection with Mixman
     acquisition...............................      --      1,276      0.09
   Options exercised...........................      --     (2,688)     0.10
                                                 ------     ------     -----
   Balances, December 31, 1999.................     438      5,567     $0.10
                                                 ======     ======     =====

    The options outstanding and exercisable by exercise price at December 31, 1999 are as follows (in thousands, except per share amounts):

                                                                            Options Currently
                                   Options Outstanding                         Exercisable
                    -------------------------------------------------- ----------------------------
                                  Weighted Average
                      Number    Remaining Contractual Weighted Average   Number    Weighted Average
   Exercise Price   Outstanding     Life (Years)       Exercise Price  Exercisable  Exercise Price
   --------------   ----------- --------------------- ---------------- ----------- ----------------
       $ 0.06             10             7.7               $0.06             10         $0.06
       $ 0.09          1,276             8.7               $0.09          1,276         $0.09
       $ 0.10          4,281             9.7               $0.10          4,281         $0.10
                       -----                                              -----
                       5,567                                              5,567
                       =====                                              =====

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Risk-free interest rate...........................     6.3%     5.0%    5.62%
   Expected life..................................... 4 years  4 years  4 years

    The weighted average per share fair value of common stock options granted during 1997, 1998 and 1999 were $0.06, $0.06 and $1.85, respectively.

                                 BEATNIK, INC.

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Plan been determined based on the fair value at grant date for all awards consistent with the provisions of SFAS No. 123, the impact on the Company's financial statements would be as follows (in thousands, except per share amounts):

                                                     Year Ended December 31,
                                                     --------------------------
                                                      1997     1998      1999
                                                     -------  -------  --------
   Net loss:
     As reported...................................  $(1,527) $(1,596) $(10,473)
     Pro forma.....................................  $(1,527) $(1,596) $(10,524)
   Basic and diluted net loss per share:
     As reported...................................  $ (0.35) $ (0.35) $  (1.60)
     Pro forma.....................................  $ (0.35) $ (0.35) $  (1.61)

    In connection with certain options granted to employees in 1999 the Company has determined that the deemed fair market value of the underlying common stock was in excess of the option exercise price at the date of grant. As a result, during the year ended December 31, 1999, the Company recorded deferred stock-based compensation of $11,846,000. This amount will be amortized over the vesting period of the options. In addition, the Company granted options to consultants which were valued using the Black-Scholes option pricing model with the following assumptions: expected lives of one to four years; weighted average risk-free rates between 4.61% and 6.29%; expected dividend yield of zero percent; expected volatility of 70%. The value of such stock options of $782,000 has also been recorded as deferred compensation and will be amortized over the vesting period of the options.

    The Company recognized a deferred stock-based compensation expense of $2,972,000 for the year ended December 31, 1999 as follows (in thousands):

                                                                       Year Ended
                                                                      December 31,
                                                                          1999
                                                                      ------------
   Cost of revenues.................................................     $  612
   Research and development.........................................        988
   Sales and marketing..............................................        915
   General and administrative.......................................        457
                                                                         ------
     Total deferred stock-based compensation expense................     $2,972
                                                                         ======

                                 BEATNIK, INC.

Note 9--Income Taxes:

    At December 31, 1999, the Company had approximately $8,700,000 of federal and $8,700,000 of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2012 for federal and 2002 for state tax purposes, respectively.

    The Company's ability to utilize its net operation loss carryforwards to offset future taxable income may be subject to limitations attributable to equity transactions that result in changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards.

    Deferred taxes consist of the following (in thousands):

                                                               December 31,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
   Depreciation and amortization............................. $    63  $   101
   Net operating loss carryforward...........................   1,251    3,704
   Credits...................................................     120      188
   Other.....................................................      19      278
   Purchased intangibles.....................................      --   (1,560)
   Valuation allowance.......................................  (1,453)  (4,271)
                                                              -------  -------
   Deferred tax liability.................................... $    --  $(1,560)
                                                              =======  =======

    The deferred tax assets valuation allowance at December 31, 1998 and 1999 is attributable to federal and state deferred tax assets. Management believes that sufficient uncertainty exists with regard to the realizability of these tax assets such that a full valuation allowance is necessary. These factors include the lack of a significant history of consistent profits and the lack of carryback capacity to realize these assets. Based on this absence of objective evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company's net deferred tax assets.

    Reconciliation of the statutory federal income tax to the Company's effective tax:

                                                             December 31,
                                                             ----------------
                                                              1998      1999
                                                             ------    ------
   Tax at federal statutory rate............................    (34)%     (34)%
   State, net of federal benefit............................     (6)%      (4)%
   Cheap stock amortization.................................     -- %      10 %
   Change in valuation allowance............................     40 %      27 %
   Other                                                         --         1 %
                                                             ------    ------
   Provision for taxes......................................      0 %       0 %
                                                             ======    ======

                                 BEATNIK, INC.

Note 10--Commitments and Contingencies:

 Leases

    The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2003. Net rent expense for the three years ended December 31, 1999 was $56,000, $49,000 and $199,000, respectively. Minimum rent commitments for noncancelable leases are as follows (in thousands):

                                                               Capital Operating
                                                               Leases   Leases
                                                               ------- ---------
   2000......................................................   $ 134   $1,135
   2001......................................................     134    1,187
   2002......................................................     106      272
   2003......................................................      --      107
   2004......................................................      --       --
                                                                -----   ------
     Total minimum lease payments............................     374   $2,701
                                                                        ======
   Less: Amount representing interest........................     (43)
                                                                -----
   Present value of payments.................................     331
   Less: Current portion.....................................    (109)
                                                                -----
   Long term portion of capital lease obligations............   $ 222
                                                                =====

 Contingencies

    The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 11--401(k) Plan:

    In December 1999, the Company adopted the Beat Goes On 401(k) Plan (the "401(k) Plan") covering all eligible employees. Contributions are limited to 20% of each employee's annual compensation on the statutory limits of Code Sections 401(k), 402(g), 404 and 415. Contributions to the 401(k) Plan by the Company are discretionary. The Company did not make any contributions for the years ended December 31, 1997, 1998 and 1999.

Note 12--Related Party Transactions:

    In 1998, at the request of the Company, two executive officers deferred a portion of their salary during seven months of the year. In addition to payment of the deferred amounts, the executive officers received a total of 37,800 and 42,000 shares of common stock, respectively. Also in 1998, two members of the Board of Directors made bridge loans of $60,000 each to the Company. Each loan was interest bearing and was subsequently settled in 1999 by a cash payment of $10,000 plus interest due and conversion of the remaining debt to 48,000 shares of Series B preferred and 100,000 shares of common stock.

Note 13--Subsequent Events:

    On March 10, 2000, the Company authorized 7,000,000 shares and issued and sold 6,751,000 shares of Series E convertible preferred stock to strategic investors for gross cash proceeds of approximately $29,755,000 and $4,000,000 in services. The Series E convertible preferred stock will convert to common stock on a one-to-one ratio upon completion of an initial public offering subject to certain terms. Series E convertible preferred stock has rights and privileges similar to those of Series A, B, C, D1 and D2.

                                 BEATNIK, INC.

    In connection with a promotions and marketing agreement with MTVN Online, L.P. ("MTVN"), a subsidiary of MTV Inc., MTVN will provide advertising and other promotional services in exchange for Beatnik sonification services, and 800,000 shares of Series E convertible preferred stock. Of those shares, 400,000 are subject ratably to forfeiture upon failure to attain certain milestones over an 18 month period. The shares are released from forfeiture as the milestones are met. The value of the services rendered by MTVN, initially valued at $4,000,000, will be charged to marketing expense over the terms of the agreement. This value will be adjusted based on the then fair value of the stock at the time each milestone is reached.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Mixman Technologies, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Mixman Technologies, Inc. at December 31, 1997 and 1998, and for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 7, 2000

                           MIXMAN TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                                 (in thousands)

                                                 December 31,     September 30,
                                                ----------------  -------------
                                                 1997     1998        1999
                                                -------  -------  -------------
                                                                   (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................... $   692  $   299     $   241
  Accounts receivable, net.....................      56      248         159
  Prepaid expenses and other...................      16       19          27
  Inventory....................................      52       53         178
                                                -------  -------     -------
     Total current assets......................     816      619         605
Property and equipment, net....................      24       30          26
                                                -------  -------     -------
     Total assets.............................. $   840  $   649     $   631
                                                =======  =======     =======
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
  SHAREHOLDERS' DEFICIT
Current liabilities
  Accounts payable............................. $    90  $    77     $    52
  Royalty payable..............................      --       25          --
  Accrued expenses.............................     288      230         263
  Short-term borrowings........................      --       25          12
  Deferred revenue.............................      98      110         194
                                                -------  -------     -------
     Total current liabilities.................     476      467         521
Loan payable...................................      10       10          10
                                                -------  -------     -------
     Total liabilities.........................     486      477         531
                                                -------  -------     -------

Commitments and contingencies (Note 9)
Convertible preferred stock....................   2,237    2,237       2,237
                                                -------  -------     -------
Shareholders' deficit:
  Common stock, no par value, 10,000 shares
    authorized at December 31, 1997, 1998 and
    September 30, 1999 (unaudited) and 2,013,
    2,019 and 2,023 shares issued and
    outstanding at December 31, 1997, 1998;
    September 30, 1999 (unaudited),
    respectively...............................     125      126         127
  Additional paid-in capital...................      --       --         338
  Deferred stock-based compensation............      --       --        (191)
  Accumulated deficit..........................  (2,008)  (2,192)     (2,411)
                                                -------  -------     -------
     Total shareholders' deficit...............  (1,883)  (2,066)     (2,137)
                                                -------  -------     -------
     Total liabilities, convertible preferred
       stock and shareholders' deficit......... $   840  $   648     $   631
                                                =======  =======     =======

   The accompanying notes are an integral part of these financial statements.

                           MIXMAN TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                For the Nine
                                                 Years Ended    Months Ended
                                                December 31,    September 30,
                                                --------------  --------------
                                                 1997    1998    1998    1999
                                                ------  ------  ------  ------
                                                                 (unaudited)
Revenues....................................... $  452  $1,492  $1,054  $1,373
Cost of revenues...............................     68     205     101     183
                                                ------  ------  ------  ------
     Gross profit..............................    384   1,287     953   1,190
                                                ------  ------  ------  ------
Operating expenses:
  Research and development.....................    412     487     371     407
  Sales and marketing..........................    556     653     456     571
  General and administrative...................    370     353     240     289
  Amortization of deferred stock-based
    compensation...............................     --      --      --     147
                                                ------  ------  ------  ------
     Total operating expenses..................  1,338   1,493   1,067   1,414
                                                ------  ------  ------  ------
  Loss from operations.........................   (954)   (206)   (114)   (224)
                                                ------  ------  ------  ------
Other income and expenses:
  Interest income..............................     11      20      16       7
  Interest expense.............................     (1)     --      --      (1)
  Other income (expense).......................      8       2     (14)     (1)
                                                ------  ------  ------  ------
     Total other income and expense............     18      22       2       5
                                                ------  ------  ------  ------
  Net loss..................................... $ (936) $ (184) $ (112) $ (219)
                                                ======  ======  ======  ======

   The accompanying notes are an integral part of these financial statements.

                           MIXMAN TECHNOLOGIES, INC.

                      STATEMENTS OF SHAREHOLDERS' DEFICIT
      For the two years ended December 31, 1998 and the nine months ended
                         September 30, 1999 (Unaudited)
                                 (in thousands)

                          Common Stock  Additional   Deferred                  Total
                          -------------  Paid-in   Stock-based  Accumulated Shareholders
                          Shares Amount  Capital   Compensation   Deficit     Deficit
                          ------ ------ ---------- ------------ ----------- ------------
Balance at December 31,
  1996..................  2,013   $125     $ --       $  --       $(1,072)    $  (947)
  Net loss..............     --     --       --          --          (936)       (936)
                          -----   ----     ----       -----       -------     -------
Balance at December 31,
  1997..................  2,013    125       --          --        (2,008)     (1,883)
  Issuance of common
    stock...............      6      1       --          --            --           1
  Net loss..............     --     --       --          --          (184)       (184)
                          -----   ----     ----       -----       -------     -------
Balance at December 31,
  1998..................  2,019    126       --          --        (2,192)     (2,066)
  Issuance of common
    stock (unaudited)...      4      1       --          --            --           1
  Deferred stock-based
    compensation expense
    in connection with
    issuances of stock
    options
    (unaudited).........     --     --      338        (338)           --          --
  Amortization of
    deferred stock-based
    compensation
    (unaudited).........     --     --       --         147            --         147
  Net loss (unaudited)..     --     --       --          --          (219)       (219)
                          -----   ----     ----       -----       -------     -------
Balance at September 30,
  1999 (unaudited)......  2,023   $127     $338       $(191)      $(2,411)    $(2,137)
                          =====   ====     ====       =====       =======     =======


   The accompanying notes are an integral part of these financial statements.

                           MIXMAN TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                           Years Ended    For the Nine Months
                                           December 31,   Ended September 30,
                                           -------------  -------------------
                                            1997   1998     1998       1999
                                           ------  -----  ---------  ---------
                                                              (Unaudited)
Cash flows from operating activities:
 Net loss................................. $ (936) $(184) $    (112) $    (219)
 Adjustments to reconcile net loss to net
   cash used in operating activities:
  Amortization of deferred stock-based
    compensation..........................     --     --         --        147
  Amortization and depreciation...........     69     19         15         17
  Increase (decrease) in allowance for
    doubtful accounts.....................     22     47          2        (40)
  Allowance for inventory obsolescence....     --     --         --         15
  Changes in assets and liabilities:
   Accounts receivable....................    (20)  (239)       (35)       129
   Prepaid expenses.......................     (2)    (3)       (17)        (8)
   Inventory..............................    (17)    (1)       (17)      (140)
   Accounts payable.......................     38     13        (16)       (50)
   Deferred revenue.......................    (89)    11        (60)        84
   Accrued expenses.......................     84    (58)       (58)        33
                                           ------  -----  ---------  ---------
     Net cash used in operating
       activities.........................   (851)  (395)      (298)       (32)
                                           ------  -----  ---------  ---------
Cash flows from investing activities:
 Acquisition of property and equipment....    (10)   (24)       (19)       (14)
                                           ------  -----  ---------  ---------
     Net cash used in investing
       activities.........................    (10)   (24)       (19)       (14)
                                           ------  -----  ---------  ---------
Cash flows from financing activities:
 Proceeds from sale of preferred stock....  1,010     --         --         --
 Proceeds from sale of common stock.......     --      1         --          1
 Proceeds from (repayment of) bank
   borrowings.............................     --     25         24        (13)
                                           ------  -----  ---------  ---------
     Net cash provided by (used in)
       financing activities...............  1,010     26         24        (12)
                                           ------  -----  ---------  ---------
     Net increase (decrease) in cash and
       cash equivalents...................    149   (393)      (293)       (58)
Cash and cash equivalents at beginning of
  period..................................    543    692        692        299
                                           ------  -----  ---------  ---------
Cash and cash equivalents at end of
  period.................................. $  692  $ 299  $     399  $     241
                                           ======  =====  =========  =========
Supplemental disclosures of cash flows
  information:
 Cash paid for interest................... $   (1) $  (1) $      --  $      (1)
Supplemental disclosures of non-cash
  investing and financing activities:
 Deferred stock-based compensation........ $   --  $  --  $      --  $     338

   The accompanying notes are an integral part of these financial statements.

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
                   September 30, 1998 and 1999 are Unaudited)

Note 1--The Company:

 The Company

    Mixman Technologies, Inc. (the "Company") was incorporated on May 17, 1993 as a California corporation. The Company licenses and sells the Mixman studio line of software products, which include professional quality audio-mixing software applications and multiformat sample CD-ROMs.

Note 2--Summary of Significant Accounting Policies:

 Use of estimates

    The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Interim financial statements (unaudited)

    The financial statements as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 are unaudited and should be read in conjunction with the Company's annual financial statements for the year ended December 31, 1998. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

 Financial instruments

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to their short maturities.

 Cash and cash equivalents

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

 Inventory

    Inventory includes music remix software and recorded music in CD format and is stated at the lower of cost (first in first out method) or market.

 Property and equipment

    Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets, generally over three to five years.

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

 Impairment of long-lived assets

    The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company will assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

 Segment information

    The Company identifies its operating segments based on business activities, management responsibility and geographical location. The Company operates in one business segment, primarily in the United States and Europe.

 Revenue recognition

    The Company recognizes software sales upon shipment of the software product, except for consignment sales which are recognized at the time payment is received. In the event the Company grants customers the right to specific upgrades, license revenue is deferred until delivery of the specific upgrade. In cases where sales are made by third party original equipment manufacturers ("OEM"), revenue is recognized as sales are reported by the OEM or over the term of the arrangement where the Company receives minimum upfront fees.

 Research and development

    Research and development expenditures are charged to expense as incurred.

 Advertising expense

    Advertising costs are expensed as incurred. Such amounts were $49,000, $52,000 and $74,000 for each of the years ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

 Stock options

    The Company accounts for stock compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, stock compensation is based on the difference, if any, on the date of grant, between the estimated fair value of the Company's common stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services."

 Comprehensive income

    The Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income, ("SFAS No. 130"). This statement requires companies to classify items of other comprehensive income by

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)
their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. To date the Company has not had any transactions that are required to be reported as items of other comprehensive income.

 Recent accounting pronouncements

    In June 1998, the Financial Accounting Standard Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will adopt SFAS No. 133 during its year ending March 31, 2002. To date, the Company has not engaged in derivative or hedging activities. The Company is currently reviewing the impact, if any, of adopting SFAS No. 133.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 will not have a material effect on the financial position or results of the operations of the Company.

Note 3--Business Risk and Concentration of Credit Risk

    The Company operates in the Internet industry, which is rapidly evolving and intensely competitive. The Company has a limited operating history and its prospects are subject to risks and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop new or enhanced products and services in a timely manner or to provide new products and services that achieve rapid and broad market acceptance.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments (including money market accounts) and accounts receivable. The Company places its cash, cash equivalents, and short-term investments with major financial institutions and such deposits exceed federally insured limits.

    The Company does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the year ended December 31, 1997, Customer A accounted for 41% and Customer B accounted for 14%, of all revenue recorded by the Company and Customer C accounted for 32% and Customer D accounted for 22% of accounts receivable at December 31, 1997. For the year ended December 31, 1998, Customer E accounted for 28% and Customer F accounted for 20% of all revenue recorded by the Company and Customer F accounted for 19%, Customer C accounted for 17% and Customer G accounted for 16% of accounts receivable at December 31, 1998. For the period ended September 30, 1999, Customer F accounted for 24% and Customer E accounted for 9% of all revenue recorded by the Company and Customer H accounted for 28%, Customer I accounted for 20% and Customer J accounted for 13% of accounts receivable at September 30, 1999 (unaudited).

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

Note 4--Balance Sheet Components (in thousands):

                                                       December
                                                          31,      September 30,
                                                       ----------  -------------
                                                       1997  1998      1999
                                                       ----  ----  -------------
                                                                    (unaudited)
   Accounts receivable:
     Account receivable-trade......................... $ 78  $317      $189
     Allowance for doubtful accounts..................  (22)  (69)      (30)
                                                       ----  ----      ----
                                                       $ 56  $248      $159
                                                       ====  ====      ====
   Inventory:
     Work in progress................................. $ --  $ 15      $118
     Finished goods...................................   52    38        60
                                                       ----  ----      ----
                                                       $ 52  $ 53      $178
                                                       ====  ====      ====
   Property and equipment:
     Computer hardware................................ $ 42  $ 61      $ 75
     Furniture and fixtures...........................    3     3         3
     Computer software................................   11    16        16
     Audio equipment..................................    2     2         2
                                                       ----  ----      ----
                                                         58    82        96
        Less: Accumulated depreciation................  (34)  (52)      (70)
                                                       ----  ----      ----
                                                       $ 24  $ 30      $ 26
                                                       ====  ====      ====
   Accrued expenses:
     Employee benefit and compensation accrual........ $218  $226      $234
     Other accrued expenses...........................   70     4        29
                                                       ----  ----      ----
                                                       $288  $230      $263
                                                       ====  ====      ====

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

Note 5--Convertible Preferred Stock:

    Convertible preferred stock at December 31, 1997 and 1998 and September 30, 1999 consists of the following (in thousands):

                                            Shares Issued and Outstanding
                                       ---------------------------------------
                              Shares   December 31, December 31, September 30,
                            Authorized     1997        1998          1999
                            ---------- ------------ ------------ -------------
                                                                  (unaudited)
   Series A................      580         580          580          580
   Series B................      175         175          175          175
   Series C................      417         337          337          337
                              ------      ------       ------       ------
                               1,172       1,092        1,092        1,092
                              ======      ======       ======       ======
                               December 31, 1997        December 31, 1998       September 30, 1999
                            ----------------------- -------------------------- --------------------
                               Net     Liquidation      Net       Liquidation    Net    Liquidation
                             Proceeds     Amount      Proceeds      Amount     Proceeds   Amount
                            ---------- ------------ ------------ ------------- -------- -----------
                                                                                   (unaudited)
   Series A................   $  702      $  702       $  702       $  702      $  702    $  702
   Series B................      525         525          525          525         525       525
   Series C................    1,010       1,010        1,010        1,010       1,010     1,010
                              ------      ------       ------       ------      ------    ------
                              $2,237      $2,237       $2,237       $2,237      $2,237    $2,237
                              ======      ======       ======       ======      ======    ======

    The holders of preferred stock have various rights and preferences as follows:

 Voting

    Each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible and votes together as one class with the common stock.

    As long as any of convertible preferred stock remain outstanding, the Company must obtain approval from a majority of the holders of convertible preferred stock in order to alter the Articles of Incorporation as related to convertible preferred stock, authorize a dividend for any class or series other than convertible preferred stock, create a new class of stock or effect a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

 Dividends

    Holders of Series A, B and C convertible preferred stock are entitled to receive noncumulative dividends at the per annum rate of $0.0847, $0.21 and $0.21 per share, when and if declared by the Board of Directors. No dividends on convertible preferred stock or common stock have been declared by the Board from inception through December 31, 1998.

 Liquidation

    In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's common stock and convertible

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)
preferred stock own less than 51% of the resulting voting power of the surviving entity, the holders of Series A, B and C convertible preferred stock are entitled to receive an amount per share equal to the Original Issue Price plus, any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed to preferred and common shareholders in proportion to common stock equivalents held. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably to the convertible preferred shareholders.

 Conversion

    Each share of convertible preferred stock is convertible into shares of the Company's common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then effective conversion ratio upon:
(1) the closing of a public offering of common stock at a per share price of at least $9.00 per share with gross proceeds of at least $7,500,000 or (2) the consent of 50% of convertible preferred stockholders.

    At December 31, 1998, the Company reserved 580,000, 175,000 and 417,000 shares of common stock for the conversion of Series A, B and C convertible preferred stock.

Note 6--Common Stock:

    The Company's Articles of Incorporation, as amended, authorize the Company to issue 10,000,000 shares of no par value common stock.

    The Company has reserved shares of common stock for the following (in thousands):

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (unaudited)
   Stock option plan.................................      325           525
   Stock issued outside the plan.....................       62            62
   Convertible preferred stock.......................    1,172         1,172

Note 7--Stock Option Plan:

    Under the 1995 Equity Incentive Plan (the "Plan") the Company may grant stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees and directors. Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 525,000 shares of common stock for issuance under the Plan.

    Options under the Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

    The following table summarizes activity under the Company's Plan from inception through September 30, 1999 (in thousands, except per share amounts):

                                                  Number of  Number of  Weighted
                                                   Shares     Options   Average
                                                  Available Issued and  Exercise
                                                  for Grant Outstanding  Price
                                                  --------- ----------- --------
   Balances, January 1, 1997....................     124         75      $0.25
     Shares reserved............................     125         --         --
     Options granted............................    (184)       184       0.30
                                                    ----        ---      -----
   Balances, December 31, 1997..................      65        259       0.29
     Options exercised..........................      --         (6)      0.27
     Options cancelled..........................      13        (12)      0.29
                                                    ----        ---      -----
   Balances, December 31, 1998..................      78        241       0.29
     Shares reserved (unaudited)................     200         --         --
     Options granted (unaudited)................    (105)       104       0.30
     Options exercised (unaudited)..............      --         (4)      0.30
     Options cancelled (unaudited)..............      29        (29)      0.29
                                                    ----        ---      -----
   Balances, September 30, 1999 (unaudited).....     202        312      $0.29
                                                    ====        ===      =====

    The options outstanding and exercisable by exercise price at December 31, 1998 are as follows (in thousands, except per share amounts):

                                                         Options Currently
                       Options Outstanding                  Exercisable
               --------------------------------------  -----------------------
                               Weighted
                               Average      Weighted                 Weighted
                              Remaining     Average                  Average
   Exercise      Number      Contractual    Exercise     Number      Exercise
   Price       Outstanding   Life (Years)    Price     Exercisable    Price
   --------    -----------   ------------   --------   -----------   --------
   $0.25            68           7.1         $0.25          54        $0.25
   $0.30           173           8.7         $0.30          56        $0.30
                   ---                                     ---
                   241                                     110
                   ===                                     ===

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                                    Nine Months
                                                  Years Ended          Ended
                                                 December 31,      September 30,
                                               ------------------  -------------
                                                 1997      1998        1999
                                               --------  --------  -------------
                                                                    (unaudited)
   Risk-free interest rate....................      6.3%      5.0%        5.5%
   Expected life..............................  4 years   4 years     4 years
   Expected dividends......................... $     --  $     --    $     --


    The weighted average per share fair value of common stock options granted during 1997, 1998 and the nine months ended September 30, 1999 were $0.30, $0.30 and $3.27, respectively.

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Plan been determined based on the fair value at grant date for all awards consistent with the provisions of SFAS No. 123, the impact on the Company's financial statements would be as follows (in thousands):

                                                                    Nine Months
                                                    Years Ended        Ended
                                                   December 31,    September 30,
                                                   --------------  -------------
                                                    1997    1998       1999
                                                   ------  ------  -------------
                                                                    (unaudited)
   Net loss:
     As reported.................................   $(936)  $(184)     $(219)
     Pro forma...................................   $(936)  $(184)     $(221)

    In connection with certain options granted to employees in 1999 the Company has determined that the deemed fair market value of the underlying common stock was in excess of the option exercise price at the date of grant. As a result, during the nine months to September 30, 1999, the Company recorded deferred stock-based compensation of $252,000. This amount will be amortized over the vesting period of the options. In addition, the Company granted options to consultants which were valued using the Black-Scholes option pricing model with the following assumptions: expected lives of four years; weighted average risk-free rates between 5.02% and 5.79%; expected dividend yield of zero percent; expected volatility of 70%. The value of such stock options of $85,000 has also been recorded as deferred stock-based compensation and will be amortized over the vesting period of the options.

    The Company recognized deferred compensation expense of $147,000 for the nine months ended September 30, 1999 (in thousands):

                                                                        For the
                                                                      Nine Months
                                                                         Ended
                                                                     September 30,
                                                                         1999
                                                                     -------------
   Research and development........................................      $ 67
   Sales and marketing.............................................        53
   General and administration......................................        27
                                                                         ----
     Total deferred stock-based compensation expense...............      $147
                                                                         ====

Note 8--Income Taxes:

    At of December 31, 1998, the Company had approximately $2,000,000 of federal and $2,000,000 of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2012 for federal and 2002 for state tax purposes, respectively.

    The Company's ability to utilize its net operating loss carryforwards to offset future taxable income may be subject to limitations attributable to equity transactions that result in changes in ownership as defined in the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards.

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

    Deferred tax assets comprise the following (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
   Net operating loss carryforward.............................  $   --  $    2
   Depreciation and amortization...............................     698     770
   Reserves and accruals.......................................      45      38
                                                                 ------  ------
   Gross deferred tax asset....................................     743     810
   Valuation allowance.........................................    (743)   (810)
                                                                 ------  ------
     Net deferred tax assets...................................  $   --  $   --
                                                                 ======  ======

    The deferred tax assets valuation allowance at December 31, 1997 and 1998 is attributable to federal and state deferred tax assets. Management believes that sufficient uncertainty exists with regard to the realizability of these tax assets such that a full valuation allowance is necessary. These factors include the lack of a significant history of consistent profits and the lack of carryback capacity to realize these assets. Based on this absence of objective evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company's net deferred tax assets.

    Reconciliation of the statutory federal income tax to the Company's effective tax:

                                                             December 31,
                                                             ----------------
                                                              1997      1998
                                                             ------    ------
   Tax at federal statutory rate............................    (34%)     (34%)
   Change in valuation allowance............................     34%       36%
   Other....................................................      0%       (2%)
                                                             ------    ------
   Provision for taxes......................................      0%        0%
                                                             ======    ======

Note 9--Commitments and Contingencies:

 Leases

    The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2003. Net rent expense for the two years ended December 31, 1998 was $22,000 and $35,000, respectively (in thousands):

                                                                       Operating
                                                                        Leases
                                                                       ---------
   1999..............................................................    $ 50
   2000..............................................................     135
   2001..............................................................     127
   2002..............................................................      79
   2003..............................................................       1
                                                                         ----
     Total minimum lease payments....................................    $392
                                                                         ====

                           MIXMAN TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
      (Information as of September 30, 1999 and for the Nine Months Ended
            September 30, 1998 and 1999 are Unaudited)--(Continued)

 Contingencies

    The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Note 10--Subsequent Events:

    On December 14, 1999, the Company was acquired by Beatnik, Inc. in a purchase transaction, wherein all the outstanding common stock, options to acquire common stock and preferred stock were acquired for a total purchase price of $26,385,000.

                                 BEATNIK, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    In December 1999, the Company acquired Mixman Technologies, Inc. ("Mixman") in a transaction accounted for as a purchase. Mixman specializes in audio-mixing software applications and multiformat sample CD-ROMs. The purchase price has been allocated to the tangible and intangible assets acquired on the basis of their respective fair values on the acquisition date.

    The total purchase price of approximately $26.4 million consisted of 3.7 million shares of Preferred Stock, 7.4 million shares of Common Stock, options to purchase approximately 1.3 million shares of Common Stock and other acquisition related expenses, consisting primarily of payments for legal and other professional fees. Of the total purchase price, approximately $1,766,000 was allocated to net identifiable liabilities assumed, and the remainder was allocated to goodwill and other intangible assets. The goodwill and other intangible assets will be amortized over their estimated useful lives of three years.

    The unaudited pro forma combined statement of operations gives effect to this acquisition as if it had occurred on January 1, 1999, by consolidating the results of operations of Mixman for the period from January 1, 1999 to December 14, 1999 (date on which the purchase transaction took place) with the results of operations of Beatnik, Inc. for the year ended December 31, 1999 (which include two weeks of operating results of Mixman).

    The unaudited pro forma combined statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

    The historical financial statements of the Company and Mixman are included elsewhere in this Prospectus and the unaudited pro forma combined financial information presented herein should be read in conjunction with those financial statements and related notes.

                                 BEATNIK, INC.
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (unaudited)
                    (in thousands, except per share amounts)

                                          Year Ended December 31, 1999
                                      -----------------------------------------
                                      Beatnik   Mixman  Adjustments   Pro Forma
                                      --------  ------  -----------   ---------
Revenues:
  Sonification....................... $  1,239  $   --    $    --     $  1,239
  Interactive audio software.........      253   1,999         --        2,252
                                      --------  ------    -------     --------
     Total revenues..................    1,492   1,999         --        3,491
                                      --------  ------    -------     --------
Cost of revenues:
  Sonification.......................      980      --         --          980
  Interactive audio software.........       56     268         --          324
                                      --------  ------    -------     --------
     Total cost of revenues..........    1,036     268         --        1,304
                                      --------  ------    -------     --------
     Gross profit....................      456   1,731         --        2,187
                                      --------  ------    -------     --------
Operating expenses:
  Research and development...........    3,625     839         --        4,464
  Sales and marketing................    1,969     799         --        2,768
  General and administrative.........    1,939     486         --        2,425
  Amortization of purchased goodwill
    and other intangibles............      364      --      8,947 (A)    9,311
  Amortization of deferred stock-
    based compensation...............    2,972     147       (147)(B)    2,972
  In-process research and
    development......................      241      --       (241)(C)       --
                                      --------  ------    -------     --------
     Total operating expenses........   11,110   2,271      8,559       21,940
                                      --------  ------    -------     --------
  Loss from operations...............  (10,654)   (540)    (8,559)     (19,753)
  Interest income....................      183       5         --          188
  Interest expense...................      (13)     --         --          (13)
  Other income.......................       11      (1)        --           10
                                      --------  ------    -------     --------
     Net loss........................ $(10,473) $ (536)   $(8,559)    $(19,568)
                                      ========  ======    =======     ========
Basic and diluted net loss per
  share..............................                                 $  (1.44)
                                                                      ========
Weighted average shares used in
  computing pro forma basic and
  diluted net loss per share.........                                   13,589
                                                                      ========

    The accompanying notes are an integral part of these unaudited pro forma combined financial statements.

                                 BEATNIK, INC.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1--Basis of Presentation:

    Effective December 14, 1999, the Company acquired Mixman ("the transaction"), a privately held company specializing in audio-mixing software applications and multiformat sample CD-ROMS.

    The unaudited combined pro forma information presented is not necessarily indicative of the future consolidated results of operations of the Company or the consolidated results of operations that would have resulted had the acquisition taken place on January 1, 1999.

Note 2--Purchase Price Allocation:

    The unaudited pro forma combined financial statements reflect a total purchase price of $26.4 million from 7.4 million shares of common stock, 2.0 million shares of Series D1 convertible preferred stock, 1.7 million shares of Series D2 convertible preferred stock, stock options to purchase 1.3 million shares of common stock and acquisition related expenses, consisting primarily of legal and other professional fees. The company valued the options using the Black-Scholes option pricing model, applying an average expected life of two years, a weighted average risk free rate of 6.12%, an expected dividend yield of zero percent, a volatility of 70% and a deemed fair value of common stock of $2.11.

    The Company's allocation of aggregate purchase price to the tangible and identifiable assets acquired in connection with this acquisition has been based on a preliminary analysis by the Company. The goodwill and other intangibles are being amortized over a useful life of three years. The allocation is summarized below (in thousands):

      Goodwill and other intangibles..................................  $27,910
      In-process research and development ............................      241
      Net liabilities assumed.........................................   (1,766)
                                                                        -------
        Total purchase price..........................................  $26,385
                                                                        =======

    The amounts allocated to in-process research and development will be charged to the statement of operations in the period the acquisition is consummated.

Note 3--Unaudited Pro Forma Combined Net Loss Per Share:

    The net loss per share and shares used in computing the net loss per share for the year ended December 31, 1999 are based upon the Beatnik historical weighted average common shares outstanding together with the shares issued in the transaction as if such shares were issued January 1, 1999. Common stock issuable upon the exercise of Beatnik stock options and warrants has been excluded as the effect would be anti-dilutive.

Note 4--Pro Forma Adjustments:

    The following adjustments were applied to the pro forma combined financial information:

    (A) To record amortization of goodwill and other intangibles.

    (B) To eliminate historical deferred stock-based compensation of Mixman.

    (C) To eliminate the amount allocated to in-process research and development, as it is nonrecurring.

Outside Back Cover



                          [Beatnik logo appears here]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                      Payable by
                                                                      Registrant
                                                                      ----------
   SEC registration fee.............................................   $16,698
   National Association of Securities Dealers, Inc. filing fee......     6,825
   Nasdaq National Market Listing Fee...............................    95,000
   Accounting fees and expenses.....................................      *
   Legal fees and expenses..........................................      *
   Printing and engraving expenses..................................      *
   Blue Sky fees and expenses.......................................     3,000
   Registrar and Transfer Agent's fees..............................      *
   Miscellaneous fees and expenses .................................      *
                                                                       -------
     Total..........................................................      *
                                                                       =======

--------
* To be filed by amendment.

Item 14. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article XI of the Registrant's Amended and Restated Certificate of Incorporation (Exhibit 3.3 hereto) and
Article VI of the Registrant's Amended and Restated Bylaws (Exhibit 3.4 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

    1. From May 1996 to December 31, 1999, the Registrant issued and sold 15,564,903 shares of common stock to employees, directors and consultants at prices ranging from $.01 to $.10 per share.

    2. From July 1996 to October 1998, the Registrant issued and sold 3,709,971 shares of Series A preferred stock to a total of 42 investors for an aggregate purchase price of $2,408,382.60.

    3. From November 1998 to May 1999, the Registrant issued and sold 1,309,523 shares of Series B preferred stock to a total of 4 investors for an aggregate purchase price of $1,099,999.32.

    4. From May 1999 to September 1999, the Registrant issued and sold 9,439,991 shares of Series C preferred stock to a total of 42 investors for an aggregate purchase price of $10,995,055.82.

    5. From June 1999 until December 1999, the Registrant issued warrants to purchase 333,888 shares of Series C preferred stock and 1,075,530 shares of common stock with exercise prices ranging from $1.1647316 to $6.00 per share.

    6. On December 14, 1999, the Registrant issued 3,697,399 shares of Series D preferred stock and 7,386,884 shares of common stock to a total of 34 investors for an aggregate fair market value of $ 26.2 million in connection with its acquisition of Mixman Technologies, Inc.

    7. On March 10, 2000, the Registrant issued and sold 6,750,591 shares of Series E preferred stock to a total of 68 investors for an aggregate consideration of $29,754,755 in cash and $4,000,000 in services.

    The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

    (a)Exhibits

    See exhibits listed on the Exhibit Index following the signature page of the Form S-1, which is incorporated herein by reference.

    (b)Financial Statement Schedules

    Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17. Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The Registrant will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 17th day of March, 2000.

                                          BEATNIK, INC.

                                                /s/ Lorraine J. Hariton
                                          By:
                                             ----------------------------------
                                                    Lorraine J. Hariton
                                            President, Chief Executive Officer
                                                       and Director

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lorraine Hariton, Patrizia Owen and Susan Marsch, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

     /s/ Lorraine J. Hariton         President, Chief Executive      March 17, 2000
____________________________________ Officer and Director
        Lorraine J. Hariton          (Principal Executive Officer)

      /s/ Patrizia M. Owen           Chief Financial Officer         March 17, 2000
____________________________________ (Principal Financial Officer
          Patrizia M. Owen           and Principal Accounting
                                     Officer)

       /s/ Eric C. Almgren           Director                        March 17, 2000
____________________________________
          Eric C. Almgren

      /s/ M. Richard Asher           Director                        March 17, 2000
____________________________________
          M. Richard Asher

        /s/ Allen Morgan             Director                        March 17, 2000
____________________________________
            Allen Morgan

        /s/ Joseph Rizzi             Director                        March 17, 2000
____________________________________
            Joseph Rizzi

             Signature                           Title                    Date
             ---------                           -----                    ----

         /s/ Brian Roberts           Director                        March 10, 2000
  __________________________________
           Brian Roberts

     /s/ Thomas Dolby Robertson      Director                        March 17, 2000
____________________________________
       Thomas Dolby Robertson

        /s/ A. Thampy Thomas         Director                        March 17, 2000
____________________________________
          A. Thampy Thomas

                                 EXHIBIT INDEX

  Exhibit
   Number                         Description of Document
  -------                         -----------------------
    1.1*    Form of Underwriting Agreement.


    2.1 Agreement and Plan of Reorganization, dated October 8, 1999, by and among the registrant, Beatnik Acquisition Sub, Inc. and Mixman
            Technologies, Inc.


    3.1     Amended and Restated Articles of Incorporation.


    3.2     Bylaws of Headspace, Inc.


    3.3 Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.


    3.4 Amended and Restated Bylaws, to be effective upon consummation of this offering.


    4.1*    Form of Common Stock Certificate.


    4.2     Amended and Restated Investor Rights Agreement, dated March 10,
            2000, by and among the registrant and the parties who are signatories thereto.


    4.3     Warrant to Purchase Series C Preferred Stock, dated August 20,
            1999, by and between the registrant and Yahoo! Inc.


    4.4 Warrant to Purchase Common Stock, dated June 30, 1999, by and between the registrant and Lambeau Investors LLC.


    4.5 Warrant to Purchase Common Stock dated December 1, 1999 by and between the registrant and Lambeau Investors LLC.


    4.6 Warrant to Purchase Common Stock dated November 16, 1999 by and between the registrant and Zomba Recording Corporation.


    4.7 Warrant to Purchase Common Stock dated December 31, 1999 by and between the registrant and Zomba Enterprises, Inc.


    5.1*    Opinion of Pillsbury Madison & Sutro LLP.


   10.1     Registrant's Amended and Restated 1997 Stock Option Plan.


   10.2     Form of Registrant's 2000 Stock Incentive Plan.


   10.3     Form of Registrant's 2000 Employee Stock Purchase Plan.


   10.4     Form of Directors and Officers' Indemnification Agreement.


   10.5 Lease Agreement between the registrant and Lambeau Investors LLC dated June 17, 1999.


   10.6+ OEM Licensing Agreement, dated November 17, 1999, by and between the registrant and Nokia Mobile Phones LTD.


   10.7     Distribution Agreement, dated October 10, 1999, by and between
            Ingram Micro, Inc. and Mixman Technologies, Inc.


   10.8     Agreement, dated March 10, 2000, by and between MTV Online, L.P.
            and the registrant.


   21.1     Subsidiaries of the registrant.


   23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants.


   23.2* Consent of Pillsbury Madison & Sutro LLP (contained in their opinion filed as Exhibit 5.1).

  Exhibit
   Number                 Description of Document
  -------                 -----------------------
    24.1    Power of Attorney. Reference is made to Page II-4.


    27.1    Financial Data Schedule for Beatnik, Inc.

--------
*   To be filed by amendment.
+   Confidential Treatment Requested.